Form 10-K405, Exhibit 13
period 1995-12-31
BTU INTERNATIONAL INC
filed 1996-03-27
CIK 840883

                                                                 Exhibit 13

                                FINANCIAL HIGHLIGHTS

(Thousands, except per share amounts)
                                               1995        1994         1993
Net sales                                   $58,274     $43,342      $36,980
Net income                                  $ 5,073     $ 2,680      $ 1,010

Net income per share                        $  0.68     $  0.35      $  0.12
Weighted average number of common and
    common equivalent shares outstanding      7,301       7,239        7,124
Cash                                        $ 6,145     $ 6,896      $ 4,754
Working capital                             $18,005     $13,433      $10,923
Total assets                                $35,834     $30,965      $25,845
Stockholders' investment                    $18,696     $11,950      $ 9,331






                                         CORPORATE PROFILE

                                         BTU International is a leading
                                         supplier of thermal processing
                                         systems.  The Company's growth over
                                         the past years is in part due to the
                                         rapid expansion of the market for
                                         solder reflow systems for PC board
                                         surface mount applications, for
                                         which BTU is the leading supplier.
                                         In addition, BTU supplies furnace
                                         systems used to package and seal
                                         integrated circuits, and process
                                         multi-chip modules.  Our products
                                         are also used in other specialty
                                         applications, such as brazing;
                                         sintering of ceramics, powdered
                                         metals and nuclear fuels; and
                                         deposition of precise thin film
                                         coatings.

                                         For additional product information,
                                         please contact our Public Relations
                                         Department at (508) 667-4111,
                                         extension 265, and for additional
                                         investor information, please contact
                                         our Investor Relations Department at
                                         (508) 667-4111, extension 107.

                      To our Shareholders:

                      BTU proudly presents the results of a record year.
                      We increased our efficiencies in most areas through dedicated efforts by many of our employees as witnessed by the continued increase in the output per employee and other measurements, such as the increased operating profits, return on assets, and return on equity. We also successfully launched several new products during 1995, the sales of which already significantly contributed to our overall growth.

                      Our net sales increased by 34% and EPS nearly doubled versus 1994. The Company's success over the past several years was driven externally by the rapid expansion of its key customers, especially in the electronics industry, and internally by the efforts of all our employees, in achieving the goals we defined as individuals or as teams. The continued focus on pioneering technical breakthroughs and the expansion of our product lines have allowed us to penetrate rapidly growing geographical markets and new customers.

                      We also made significant improvement in our capital structure, as we were able to retire all of our Class A Preferred Stock and convert all of our AA Preferred Stock. In addition, we funded our significant 34% sales growth through internally generated cash flow.

                      During 1995, BTU entered several new market segments with the introduction of new and advanced products. The new line of VIP solder reflow systems, targeted for the mid price range SMT customer, while offering the latest technology, has allowed the Company to significantly expand its customer base. Among the other products introduced in 1995 that allowed the Company to expand its reach for additional markets was a newly designed pusher furnace system geared for high temperature (above 1200[degree]C) processing applications. These new pusher systems, introduced in the latter part of 1995, offer advanced high temperature processing at a competitive selling price allowing the Company to expand into new customers with high temperature processing applications.


                                         NET INCOME

                                           1993      1994      1995
                                           ----      ----      ----
                      IN MILLIONS        $1.010     $2.680    $5.073


                                       [SALES GRAPH]

                                           SALES

                                           1993      1994      1995
                                           ----      ----      ----
                      IN MILLIONS        $37.00     $43.30    $58.30


                                     EARNINGS PER SHARE

                                           1993      1994      1995
                                           ----      ----      ----
                      ($) DOLLARS         $0.12      $0.35     $0.68



                                     [REVENUE GRAPH]

                     In February of 1996, we introduced a new solder reflow system, the PARAGON, which offers our high end customers a wider choice in precision solder reflow systems with the latest features. High up time and low maintenance are two of the principal features.
                     We are expecting the PARAGON to have a significant impact on our presence in the SMT marketplace in 1996 and beyond.

                     The VIP, pusher, and PARAGON product lines are just three examples of the Company's dedicated efforts in new product development to bring technical innovation coupled with lower cost of ownership that fit the requirements of our worldwide customer base.

                     Another key thrust in 1995 was the expansion of the Company's support structure in the rapidly expanding worldwide markets. Beyond our network of independent representatives and distributors located in and servicing all key market areas (see pages 4 and 5), BTU opened four new international offices staffed by BTU employees. These offices are located in Singapore, China, Scotland, and Germany. The impact of expanding our presence, especially in Asia, is reflected in our nearly doubling 1995 shipments to
                     this region versus 1994.   The Far East now
                     contributes 24% of our total revenue.

                     Looking at our design, manufacturing, and materials operations, significant improvements were achieved in 1995. The Company reduced its overall cycle time through a combination of steps including:

                        Implementing advanced solid product modeling using Pro/ENGINEER, the industry's leading computer aided design software. Although the change to the new CAD environment was time consuming, we expect to increase efficiency in design time, enhance overall product quality and provide detail documentation from component level to final product assemblies.

                        Continuing to increase the outsourcing of components and subassemblies to enhance our flexibility in manufacturing and reduce overall costs.

                        Expanding our final product assembly and quality test square footage. This added space, along with implementing new techniques for

                                              BOOKINGS

                                            1993       1994      1995
                                            ----       ----      ----
                     $ MILLIONS            $34.420    $49.312   $55.916


                                               R, D & E

                                            1993       1994      1995
                                            ----       ----      ----
                     $ MILLIONS             $2.512    $3.634    $4.266


                                         SALES PER EMPLOYEE

                                            1993       1994      1995
                                            ----       ----      ----
                     REV/EMPLOYEE            111       136       160


                       material flow and shortened dwell time, reduced costs and improved quality.

                    In 1996 and beyond, we will continue to focus on our key strategies: offering the most up-to-date technology through an expanded product range; and increasing our customer support worldwide through the expansion of our on-the-spot direct BTU sales and service assistance, together with the backing of a well-trained representative network. Through the achievement of these objectives, we aim to continually increase the level of our customers' satisfaction.

                    Furthermore, in 1996 we will continue to focus on reducing our design, development, and manufacturing cycle times; improve quality; and reduce costs. To attain these goals, the key method of change for improvement is represented in a philosophy of "back to basics" through a very practical commitment to process management by all our employees. This effort is now well underway. The approach is depicted by the process management pyramid shown on page 4 of this report. This method uses process management as a key building block for all employees to improve their daily work and to aid in achieving our long-term goal of Best in Class.

                    I would like to thank all of our shareholders, as well as our customers, employees, and other stakeholders, for their continued confidence in BTU and we are looking forward to sharing the opportunities represented by the growing worldwide customer base we serve.







                    Paul J. van der Wansem
                    President and Chief Executive Officer
                    March 11, 1996


                                           RETURN ON TOTAL ASSETS

                                            1993      1994      1995
                                            ----      ----      ----
                    RETURN ON ASSETS %      3.91%     8.65%     14.18%


                                VALUE OF STOCKHOLDERS' INVESTMENT

                                            1993      1994      1995
                                            ----      ----      ----
                    $ MILLIONS             9.331     11.95     18.696


EDGAR NARRATIVE FOR PAGE 4 OF ANNUAL REPORT EXHIBIT TO THE FORM 10K FILING
--------------------------------------------------------------------------

This page contains the first page of a two-page spread titled "Customer Support Worldwide." The two-page spread displays a map of the world, and indicates the locations of BTU facilities, sales and service locations and the location of BTU's representatives offices, using three different shaped dots. On this page the western half of the world map is shown with 32 locations in North America, 1 location in South America and 4 locations in the United Kingdom and Spain. Additionally, in the lower left hand corner of this page, our "Process Management" philosophy pyramid is shown. A caption is shown under the pyramid which states "Dedicated to World Class Excellence."

EDGAR NARRATIVE FOR PAGE 5 OF ANNUAL REPORT EXHIBIT TO THE FORM 10K FILING
--------------------------------------------------------------------------


This page contains the second page of a two-page spread titled "Customer
Support Worldwide." The two-page spread displays a map of the world, and indicates the locations of BTU facilities, sales and service locations and the location of BTU's representatives offices, using three different shaped dots.
On this page the eastern half of the world map is shown with 10 locations in Europe, 1 location in the Middle East and 18 locations in the Far East and Asia. Additionally, in the lower left hand corner of this page, is displayed the legend for these dotted locations. Also, in the lower center of this page is displayed using a "pie chart" the following data for our Sales By Region.


                        SALES BY REGION

                             1995
                             ----
UNITED STATES                 52%
EUROPE                        19%
FAR EAST                      24%
OTHER                          5%



                                  FINANCIAL REVIEW

SELECTED CONSOLIDATED FINANCIAL DATA:
(Thousands, except per share amounts)
FOR THE YEARS ENDED DECEMBER 31,   1995      1994      1993      1992      1991

STATEMENT OF OPERATIONS DATA:
   Net sales                   $ 58,274  $ 43,342  $ 36,980  $ 30,311  $ 22,112
   Cost of goods sold            32,022    23,297    21,759    19,091    13,505
   Gross profit                  26,252    20,045    15,221    11,220     8,607
   Selling, general and
     administrative              15,583    12,697    10,948     7,913     8,851
   Research, development
   and engineering                4,266    3,634      2,612     2,811     1,713
   Restructuring charge              --       --        --      1,555        --
                             --------------------------------------------------
   Operating income (loss)        6,403    3,714      1,661    (1,059)   (1,957)
   Interest income                  273      188        100       303       142
   Interest expense                (563)    (609)      (611)     (863)     (805)
   Other income (expense), net       90       49        (33)      111        21
                              --------------------------------------------------
   Income (loss) before income
     taxes, from continuing
     operations                   6,203    3,342      1,117    (1,508)   (2,599)
   Provision (benefit) for
     income taxes                 1,130      662        107        --    (1,040)
                              --------------------------------------------------
   Income (loss) from
      continuing operations       5,073    2,680      1,010    (1,508)   (1,559)
   Income (loss) on disposition
     of discontinued operations      --       --         --     2,007    (7,835)
   Loss from discontinued
      operations (1)                 --       --         --        --    (4,981)
                             ---------------------------------------------------
   Net income (loss)              5,073    2,680      1,010       499   (14,375)
   Dividends - preferred stock      (93)    (160)      (181)     (202)     (215)
   Net income (loss) applicable
                              --------------------------------------------------
      to common stockholders      4,980  $ 2,520    $   829    $  297  $(14,590)
                              --------------------------------------------------
   Net income (loss) per share:
      From continuing operation  $ 0.68  $  0.35    $  0.12    $(0.24) $  (0.26)
      From disposition of
      discontinued operations        --       --         --      0.28     (1.17)
      From discontinued
        operations                   --       --         --        --     (0.74)
                              --------------------------------------------------
   Net income (loss) per share   $ 0.68  $  0.35    $  0.12    $ 0.04  $  (2.17)
                              --------------------------------------------------
   Weighted average number of
      shares and share
      equivalents outstanding     7,301    7,239      7,124     7,029     6,707
                              -------------------------------------------------

(1) Net of tax benefit of
    $490 in 1991.

As of December 31,                 1995     1994       1993      1992      1991
BALANCE SHEET DATA:
   Cash and cash equivalents     $6,145   $6,896     $4,754    $3,781    $  709
   Working capital               18,005   13,433     10,923     9,974    13,740
   Total assets                  35,834   30,965     25,845    27,246    25,181
   Total short-term debt            336      311        283       290       263
   Total long-term debt           5,715    6,050      6,315     6,612     6,718
   Redeemable preferred stock         -    1,200      1,767     2,240     2,617
   Stockholders' investment      18,696   11,950      9,331     8,484     7,986
                              -------------------------------------------------




As disclosed in Note 10 to the Consolidated Financial Statements, the Company sold its semiconductor equipment business (Bruce Systems) into a joint venture on March 6, 1992, and has accounted for it as a discontinued business. The effect on the financial statements is the removal of all operating and balance sheet elements relative to the semiconductor equipment business except for the summary disclosure of the results from discontinued operations in 1991 and 1992.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
--------------------------------------------------------------------------------

RESULTS OF OPERATIONS

The following table shows the percentage of net sales that certain elements of the Consolidated Statements of Operations represent:

Years ended December 31,                      1995        1994        1993
Net sales                                    100.0%      100.0%      100.0%

Cost of goods sold                            55.0%       53.7%       58.8%
                                             ------------------------------

Gross profit                                  45.0%       46.3%       41.2%

Operating expenses:

  Selling, general and administrative         26.7%       29.3%       29.6%

  Research, development and engineering        7.3%        8.4%        7.1%
                                             ------------------------------

Operating income                              11.0%        8.6%        4.5%

Interest income                                0.4%        0.4%        0.3%

Interest expense                              (1.0%)      (1.4%)      (1.7%)

Other income (expense), net                    0.2%        0.1%       (0.1%)
                                             ------------------------------

Income before income taxes                    10.6%        7.7%        3.0%

Income tax provision                           1.9%        1.5%        0.3%

Net income                                     8.7%        6.2%        2.7%
                                             ------------------------------



1995 COMPARED TO 1994

During 1995, sales increased to $58.3 million, representing an increase of $15.0 million, or 34.5%, over 1994. Although the Company saw increases in sales for most products, the more significant gains were realized in its solder reflow systems used to mount components on PC boards using Surface Mount Technology (SMT), which account for most of the overall increase. The product with the most significant sales increase was thE
VIP system, sold  primarily to the mid price range SMT customer base.

Geographically, sales in all regions have increased in 1995. While European sales have increased, their proportionate share has declined, as sales to the expanding economies in the Far East have increased substantially. Expectations are that the expansion in Asian markets will continue and the Company is organizing its operations to meet the increased demand.
The effect of price changes has had an immaterial impact on the changes in revenues for the periods presented.

Gross profit increased by $6.2 million, or 31.0% in 1995, as compared to 1994. Gross profit as a percent of sales decreased slightly during 1995 to 45.0% versus 46.3% in 1994. The primary reason for this decrease was a shift in our product mix during 1995, with the introduction of the VIP system.
The primary market for the VIP system is the price sensitive mid-range customer. This, along with the higher initial cost of manufacturing the new SMT product, have reduced the Company's gross profit percentage.

Selling, general and administrative expenses increased in 1995 by $2.9 million, or 22.7%, but decreased significantly as a percent of net sales to 26.7% compared to 29.3% in 1994. The higher costs in 1995 are primarily the result of: $0.9 million in increased commissions related to the higher sales level and the overall shift in geographic sales to the Far East, for which

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
--------------------------------------------------------------------------------


the company generally pays a higher commission rate; $0.3 million in higher travel costs, which are the result of an increase in installation and service activities, as well as higher air fares; and a $0.4 million increase in employee profit sharing costs and executive bonuses, commensurate with the Company's higher overall profit levels.

Research, development and engineering expenses in 1995 increased by $0.6 million, or 17.4%, but decreased slightly as a percent of net sales by 1.1% to 7.3%, compared to 1994. The increase in overall spending was related to development efforts at the Company for the SMT products and other conveyor and high temperature systems, software control systems, and for the development of new processes for existing furnaces. Additionally, product engineering costs were higher in 1995, in support of the higher volume of sales. The Company is aggressively pursuing new developments in order to support a growing customer base.

Interest income increased by $85,000 in 1995 compared to 1994. This increase in interest income is a direct result of the higher earned interest rates available during 1995, compared to 1994.

Interest expense decreased by $46,000 in 1995 compared to 1994, due to the lower level of interest due on the mortgage as its principal balance decreases towards maturity.

Income taxes increased in 1995 by $468,000, when compared to 1994 levels. This increase is directly related to the increase in operating profits generated by our higher sales levels in 1995. The Company has recorded an effective tax rate during 1995 of 18.2%, as compared to an effective tax rate of 19.8% during 1994. This compares to the statutory rate of 34%. During 1995 and 1994, the Company has recorded the benefit of net operating losses utilized, resulting in the lower effective tax rates.

The valuation allowance relates to uncertainty surrounding the realization of certain tax loss and credit carryforwards. At December 31, 1995, the Company had a deferred tax asset related to federal net operating losses (NOL's) of $1,262,000 and tax credit carryforwards of $3,711,000. The NOL expires beginning in 2006, while the credit carryforwards begin to expire in 1997. Realization of these assets is dependent on generating sufficient taxable income prior to the expiration of the NOL carryforwards.

Since the Company has generated income over the past few years, the ability to utilize a portion of the NOL carryforward in the future has begun to be demonstrated. During the years ended December 31, 1995 and 1994, the Company reduced its valuation reserve related to the net operating loss based on this factor. The Company will continue to monitor the realizability of this asset in the future.


1994 COMPARED TO 1993

In 1994, the Company's sales were $43.3 million, representing an increase of $6.4 million, or 17.2%, compared to 1993. This increase is due to the improved business climate for almost all of the Company's product lines; specifically for the high temperature process equipment. Net sales in 1994 increased in all geographic areas.

Gross profit was 46.3% in 1994 versus 41.2% in 1993. The primary reasons for this increase are a change in the Company's product mix, influenced by certain high margin customized products, and the continuing success of the Company's cost-reduction program.

Selling, general and administrative expenses in 1994 increased by $1.7 million, or 16.0%, but declined slightly as a percent of net sales to 29.3% compared to 29.6% in 1993. As in 1995, the higher costs in 1994 are primarily the result of increased commissions related to the higher revenue level, higher travel costs to support the increase in installation and service requirements, and employee profit sharing costs.

Research, development and engineering expenses in 1994 increased by $1.0 million, or 39.1%, and increased as a percent of net sales by 1.3% to 8.4% compared to 1993. The increases are the result of a concentrated effort by the Company in 1994 towards the development and introduction of several new and enhanced products.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
--------------------------------------------------------------------------------

Interest income increased by $88,000 in 1994 compared to 1993. This increase in interest income is due both to an increase in cash investment levels throughout 1994, as compared to 1993, as well as the higher interest rates available on investments during 1994.

LIQUIDITY AND CAPITAL RESOURCES

The Company has an unsecured revolving line of credit with a bank, which allows for the aggregate of borrowings and/or letters of credit of up to $5,000,000. Borrowings are available to the Company at either the Bank's base rate or the Eurodollar Revolving Credit rate, as elected by the Company. This loan agreement is available to the Company until July 1, 1998, subject to certain financial covenants. In addition, the Company established a secured equipment loan facility with the same bank, with the ability to borrow up to $1,000,000 for purchases of equipment. The proceeds of these equipment loans can fund up to 75% of the cost of qualifying equipment purchases, collateralized by a first security interest on the purchased equipment. These equipment loans are subject to interest at either the Bank's prime rate or the Eurodollar rate, and must be repaid in monthly principal and interest payments over a period not to exceed 84 months. No amounts were outstanding under either of these loan agreements as of December 31, 1995.

The Company has a mortgage note, which is secured by its land and building. This mortgage had an outstanding balance at December 31, 1995 of $5,962,000, an annual interest rate of 9%, and a balloon payment of $5,585,000 due at maturity on April 1, 1997. Because this obligation will become short term as of April 1, 1996, the company is currently exploring alternatives to refinance this note when it becomes due in 1997.

During 1995, the Company has invested over $4.3 million to fund an increase in inventories necessary to meet the increase in sales volume. The accounts receivable balance has increased by over $1.8 million during 1995, directly related to the higher sales volumes, and the consistent trend that the majority of sales generated in any given quarter are shipped within the last six weeks of that quarter. In addition, our accounts payable balance has risen by over $1.6 million during 1995. This increase is directly attributable to the increase in inventories and supplies purchased within the period.

Approximately $0.9 million of cash was paid in the second quarter of 1995 for the redemption of Class A Preferred Stock and the payment of the preferred stock dividend obligations related with this redemption. During 1995, the Company has invested approximately $1.1 million in capital equipment, primarily in the areas of computer hardware, computer software and machinery and equipment.
The Company does not presently have any outstanding commitments for capital expenditures that would have a material impact on the Company's liquidity and future capital resources.

The Company expects that its current cash position, ability to borrow necessary funds, as well as cash flows from operations will be sufficient to meet its corporate, operating and capital requirements through 1997.

OTHER MATTERS

The impact of inflation and the effect of foreign exchange rate changes during 1995 has had an immaterial impact on the Company's business and financial results.


            CONSOLIDATED BALANCE SHEETS
            (Thousands, except share amounts)
            As of December 31,                             1995         1994

ASSETS      CURRENT ASSETS
              Cash and cash equivalents (Note 1)         $ 6,145     $ 6,896
              Trade accounts receivable, less reserves
                 of $191 and $114 in 1995 and 1994,
                 respectively (Note 1)                    11,508       9,692

              Inventories (Note 1)                         9,899       5,518
              Other current assets                           429       1,378
                                                         -------------------
              TOTAL CURRENT ASSETS                        27,981      23,484
                                                         -------------------
            PROPERTY, PLANT AND EQUIPMENT,
              AT COST (NOTES 1 AND 3)
              Land                                           210         210
              Buildings and improvements                   5,526       5,211
              Machinery and equipment                      4,473       3,884
              Furniture and fixtures                         734         629
                                                         -------------------
                                                          10,943       9,934
              Less-accumulated depreciation                6,804       6,167
                                                         -------------------
              NET PROPERTY, PLANT AND EQUIPMENT            4,139       3,767

            INVESTMENT IN BRUCE TECHNOLOGIES
              INTERNATIONAL, INC. (NOTE 10)                3,476       3,476
            OTHER ASSETS, NET OF ACCUMULATED
              AMORTIZATION OF $409 IN 1995
              AND $396 IN 1994.                              238         238
                                                         -------------------
                                                         $35,834     $30,965
                                                         ===================


        The accompanying notes are an integral part of these consolidated financial statements.


             CONSOLIDATED BALANCE SHEETS
            (Thousands, except share amounts)
             As of December 31,                              1995         1994

LIABILITIES  CURRENT LIABILITIES
AND            Current maturities of long-term debt
STOCKHOLDERS'     and capital lease obligations  (Note 3)  $   336      $  311
INVESTMENT     Trade accounts payable (Note 11)              6,157       4,556
               Progress payments                               396       1,807
               Accrued expenses (Notes 2, 7, 8, and 10)      3,087       3,377
                                                           -------------------
               TOTAL CURRENT LIABILITIES                     9,976      10,051
                                                           -------------------
             LONG-TERM DEBT AND CAPITAL LEASE OBLIGATIONS,
               LESS CURRENT MATURITIES (NOTE 3)              5,715       6,050
             DEFERRED INCOME TAXES (NOTES 1 AND 6)           1,447       1,714
                                                           -------------------
                                                            17,138      17,815
             REDEEMABLE CLASS A AND CLASS AA               -------------------
               PREFERRED STOCK (NOTE 8)                          -       1,200
                                                           -------------------
             COMMITMENTS AND CONTINGENCIES (NOTE 3)

             STOCKHOLDERS' INVESTMENT (NOTES 8 AND 9)
              Series preferred stock, $1 par value-
                Authorized-5,000,000 shares;
                  Issued and outstanding-none                    -           -
              Common stock, $.01 par value-
                Authorized-25,000,000 shares;
                  Issued-7,569,687 and 7,185,954 shares
                  shares at December 31, 1995 and 1994,
                  respectively                                  76          72
              Additional paid-in capital                    19,972      18,226
              Accumulated deficit                             (749)     (5,729)
              Less treasury stock-279,281 shares, at cost     (935)       (935)
                                                           -------------------
                                                            18,364      11,634
              Cumulative translation adjustment (Note 1)       332         316

              TOTAL STOCKHOLDERS' INVESTMENT                18,696      11,950
                                                           -------------------
                                                           $35,834     $30,965
                                                           ===================

            The accompanying notes are an integral part of these
                     consolidated financial statements.


CONSOLIDATED STATEMENTS OF OPERATIONS
(Thousands, except per share amounts)
FOR THE YEARS ENDED DECEMBER 31,               1995        1994      1993

NET SALES (NOTES 1, 4, 5 AND 11)            $58,274     $43,342   $36,980

Cost of goods sold                           32,022      23,297    21,759
                                            -----------------------------

GROSS PROFIT                                 26,252      20,045    15,221

Selling, general and administrative          15,583      12,697    10,948

Research, development and
  engineering (Note 1)                        4,266       3,634     2,612
                                            -----------------------------

OPERATING INCOME                              6,403       3,714     1,661

Interest income                                 273         188       100

Interest expense (Note 3)                      (563)       (609)     (611)

Other income (expense)                           90          49       (33)
                                            -----------------------------

INCOME BEFORE PROVISION FOR INCOME TAXES,     6,203       3,342     1,117

Provision for income taxes (Notes 1 and 6)    1,130         662       107
                                            -----------------------------

NET INCOME                                    5,073       2,680     1,010

Dividends accrued-Class A and AA
  redeemable preferred stock (Note 8)           (93)       (160)     (181)
                                            -----------------------------

NET INCOME APPLICABLE TO COMMON
   STOCKHOLDERS                             $ 4,980     $ 2,520   $   829
                                            =============================

NET INCOME PER SHARE (NOTE 1)               $  0.68     $  0.35   $  0.12
                                            =============================

WEIGHTED AVERAGE NUMBER OF SHARES AND
   SHARE EQUIVALENTS OUTSTANDING              7,301       7,239     7,124
                                            =============================





            The accompanying notes are an integral part of these
                     consolidated financial statements.


CONSOLIDATED STATEMENTS OF STOCKHOLDERS' INVESTMENT
(Thousands)
                                                                 CUMULA-     TOTAL
                                                                TIVE TRANS-  STOCK-
                                   ADDITIONAL  RETAINED  TREAS-  ATION      HOLDERS'
                           COMMON   PAID-IN    EARNINGS   URY    ADJUST-    INVEST-
                            STOCK    CAPITAL   (DEFICIT) STOCK    MENT       MENT
BALANCE AT DECEMBER 31, 1992   $ 71  $ 18,070  $(9,078) $ 935)   $ 356     $ 8,484

   Net income                    --        --    1,010     --       --       1,010

   Translation adjustment        --        --       --     --      (44)        (44)

   Sales of common stock
     (Note 9)                    --        62       --     --       --          62

   Dividends declared
     (Note 8)                    --        --     (181)    --       --        (181)
                              ----------------------------------------------------

BALANCE AT DECEMBER 31, 1993     71    18,132   (8,249)  (935)     312       9,331
                              ----------------------------------------------------

   Net income                    --        --    2,680     --       --       2,680

   Translation adjustment        --        --       --     --        4           4

   Sales of common stock
     (Note 9)                     1        94       --     --       --          95

   Dividends declared
     (Note 8)                    --        --     (160)    --       --        (160)
                              ----------------------------------------------------

BALANCE AT DECEMBER 31, 1994     72    18,226   (5,729)  (935)     316      11,950
                              ----------------------------------------------------

   NET INCOME                    --        --    5,073     --       --       5,073

   TRANSLATION ADJUSTMENT        --        --       --     --       16          16

   SALES OF COMMON STOCK
     (NOTE 9)                     2       230       --     --       --         232

   TAX BENEFIT OF STOCK OPTION
     EXERCISES                   --       318       --     --       --         318

   CONVERSION OF PREFERRED
     AA SHARES (NOTE 8)           2     1,198       --     --       --       1,200

   DIVIDENDS DECLARED
     (NOTE 8)                    --        --      (93)    --       --         (93)
                              ----------------------------------------------------

BALANCE AT DECEMBER 31, 1995   $ 76  $ 19,972   $ (749) $(935)   $ 332    $ 18,696
                              ----------------------------------------------------




            The accompanying notes are an integral part of these
                     consolidated financial statements.


CONSOLIDATED STATEMENTS OF CASH FLOWS
(Thousands)

FOR THE YEARS ENDED DECEMBER 31,                    1995      1994        1993
CASH FLOWS FROM OPERATING ACTIVITIES-
  Net income                                      $ 5,073    $ 2,680    $ 1,010

  Adjustments to reconcile net income
    to net cash provided by (used in)
    operating activities-

    Depreciation and amortization                     740        689        764

    Accounts receivable                            (1,816)    (1,877)     1,844

    Inventories                                    (4,381)       (12)      (242)

    Other current assets                              949     (1,061)       108

    Accounts payable                                1,601        841        453

    Progress payments                              (1,411)     1,528       (671)

    Accrued expenses                                 (125)       357     (1,471)

    Accrued income taxes                              672        (93)         5

    Other assets                                      (13)       (15)       (15)

    Deferred income taxes                            (267)       751        208
                                                  -----------------------------

NET CASH PROVIDED BY OPERATING ACTIVITIES            1,022     3,788      1,993
                                                  -----------------------------

CASH FLOWS FROM INVESTING ACTIVITIES-
  Purchases of property, plant and
     equipment, net                                (1,099)      (649)       (85)
                                                  -----------------------------

NET CASH USED IN INVESTING ACTIVITIES              (1,099)      (649)       (85)
                                                  -----------------------------

CASH FLOWS FROM FINANCING ACTIVITIES-
  Principal payments under long-term
    debt and capital lease obligations               (310)      (290)      (304)

  Issuance of common stock                            550         95         62

  Payments of preferred stock dividends              (363)      (333)      (271)

  Redemption of Class A preferred stock              (567)      (473)      (378)
                                                  -----------------------------

NET CASH USED IN FINANCING ACTIVITIES                (690)    (1,001)      (891)
                                                  -----------------------------

EFFECT OF EXCHANGE RATES ON CASH                       16          4        (44)
                                                  -----------------------------

NET INCREASE (DECREASE) IN CASH
   AND CASH EQUIVALENTS                              (751)     2,142        973

CASH AND CASH EQUIVALENTS, AT
   BEGINNING OF YEAR                                6,896      4,754      3,781
                                                  -----------------------------

CASH AND CASH EQUIVALENTS, AT
   END OF YEAR                                    $ 6,145    $ 6,896    $ 4,754
                                                  -----------------------------



 Supplemental disclosures of cash flow information are included in Note 12. The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


Note 1:  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  a. Nature of Operations

     The Company is primarily engaged in the manufacture, sale, installation and service of thermal processing systems, which are used as capital equipment in various manufacturing processes, primarily in the electronics industry.

  b. Principles of Consolidation and the Use of Estimates

     The accompanying consolidated financial statements include the accounts of BTU International, Inc.(the Company) and its wholly owned subsidiaries. All material intercompany balances and transactions have been eliminated in consolidation. The preparation of these financial statements required the use of certain estimates by management in determining the entity's assets, liabilities, revenue and expenses. Actual results may vary from these estimates.

  c. Inventories

     Inventories consist of material, labor and overhead and are valued at the lower of cost or market. Cost is determined by the first-in, first-out
     (FIFO) method for all inventories.

     Inventories consist of:
     (Thousands)
     DECEMBER 31,                                  1995     1994

     Raw materials and manufactured components   $5,445   $2,731
     Work-in-process                              3,712    2,065
     Finished goods                                 742      722
                                                 ---------------
                                                 $9,899   $5,518
                                                 ---------------

  d. Property, Plant and Equipment

     The Company provides for depreciation using the straight-line method over a period sufficient to amortize the cost of the asset over its useful life. The estimated useful lives for depreciation purposes are as follows:

     Buildings and improvements        8-25 years
     Machinery and equipment            2-8 years
     Furniture and fixtures             5-8 years

     Maintenance and repairs are charged to operations as incurred. When equipment and improvements are sold or otherwise disposed of, the asset cost and accumulated depreciation are removed from the accounts, and the resulting gain or loss, if any, is included in the results of operations.

  e. Income Taxes

     The Company complies with the requirements of Statement of Financial Accounting Standards (SFAS) No.109, "Accounting for Income Taxes." Under SFAS 109, deferred tax assets and liabilities are recognized for the expected future tax consequences of events that have been included in the financial statements or tax returns. The amounts of deferred tax assets or liabilities are based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

--------------------------------------------------------------------------------


  f. Translation of Foreign Currencies

     Foreign currencies are translated in accordance with Statement of Financial Accounting Standards No.52, "Foreign Currency Translation." Under this standard, assets and liabilities of the Company's foreign operations are translated into United States dollars at current exchange rates. Income and expense items are translated at average rates of exchange prevailing during the year. Gains and losses arising from translation are accumulated as a separate component of stockholders' investment.
     Exchange gains and losses (if any)arising from transactions denominated in foreign currencies are included in income as incurred. No such exchange gains or losses were incurred in the periods presented.

  g. Patents

     The Company has patents for certain of its products and processes. No value has been assigned to these patents in the accompanying consolidated financial statements.

  h. Revenue Recognition

     Revenue is recognized based upon shipment of product to the customer, except for large contracts that are not completed within the normal operating cycle of the business. The Company recognizes revenues on these contracts as costs are incurred in the proportion that costs incurred bear to total estimated costs. Amounts related to such contracts included in net sales are $1,102,000 and $1,117,000 for the years ended December 31, 1995 and 1994, respectively.

  i. Research, Development and Engineering

     Research, development and engineering costs are charged to expense as incurred.

  j. Per Share Information

     Net income per share in 1995, 1994 and 1993 was calculated based on the weighted average number of common and common equivalent shares outstanding during the year, using the treasury stock method of accounting.

  k. Cash and Cash Equivalents

     For purposes of the statements of cash flows, the Company has classified certain liquid financial instruments, with original maturities of less than three months, as cash equivalents.

--------------------------------------------------------------------------------

Note 2:  ACCRUED EXPENSES

     Accrued expenses at December 31, 1995 and 1994 consisted of the following:

     (Thousands)
                                                               1995      1994

     Accrued commissions                                     $1,563    $  897
     Restructuring and discontinued operations reserves
     (Notes 3 and 10)                                           508       860
     Accrued dividends on Class A preferred stock (Note 8)       --       269
     Redeemable Class A preferred stock (Note 8)                 --       567
     Accrued income taxes                                       672        --
     Other                                                      344       784
                                                             ----------------
                                                             $3,087    $3,377
                                                             ----------------


Note 3:  DEBT AND COMMITMENTS

     Debt at December 31, 1995 and 1994 consisted of the following:

     (Thousands)
                                                             1995     1994

     9% mortgage note payable                              $5,962   $6,233
     Capital lease obligations, interest rates ranging
     from 6.9% to 15.6%, net of interest of $10
     and $20 in 1995 and 1994, respectively                    89      128
                                                           ---------------
                                                            6,051    6,361
     Less-current maturities                                  336      311
                                                           ---------------
                                                           $5,715   $6,050
                                                           ---------------

     The mortgage note payable is secured by the Company's land and building and requires monthly payments of $68,500, including interest at 9.0%, with a balloon payment due and payable on April 1, 1997.

--------------------------------------------------------------------------------

     As of December 31, 1995, the minimum repayments of long-term debt and capital lease obligations by year are as follows:

     (Thousands)
                                      9%         CAPITAL
                                   MORTGAGE      LEASES       TOTAL
     1996                           $  298      $   38      $  336
     1997                            5,664          34       5,698
     1998                                -          10          10
     1999                                -           7           7
     2000                                -           -           -
     2001 and thereafter                 -           -           -
                                    ------------------------------
                                    $5,962      $   89      $6,051
                                    ------------------------------


     The Company has an unsecured revolving line of credit, with a US bank, which allows for the aggregate of borrowings and/or letters of credit of up to $5,000,000 at either the Bank's base rate or the Eurodollar Revolving Credit rate. This loan agreement, which was amended on October 20, 1995, is available to the Company until July 1, 1998, subject to the maintenance of certain inancial covenants. In addition, the Company has a secured equipment loan facility with the same bank, for purchases of up to $1,000,000 of equipment, with interest at either the Bank's prime or at Eurodollar rates. The equipment loans can fund up to 75% of the cost of qualifying equipment purchases, collateralized by a first security interest on the purchased equipment, and must be repaid in monthly principal and interest payments over a period not to exceed 84 months. As of December 31, 1995 no amounts were outstanding under either the unsecured revolving line of credit or the equipment loan facility.

     The Company conducts its UK operations in a facility that is under a long-term operating lease expiring in 2010. Rent expense under this lease was approximately $205,000 in 1995, $249,000 in 1994 and $253,000 in 1993.
     During the later part of 1994, the Company sublet a portion of this leased space. The initial term of the sublease is five years. Under the terms of the sublease the Company will receive 90% of the lease costs pertaining to the sublet property, which will represent approximately $125,000 per year. At the end of the initial five year sublet period, the sublease can be extended at market rates for two subsequent and concurrent five year periods. The loss anticipated as a result of the Company's financial obligation on the leased properties is included as a part of the restructuring reserve discussed in Notes 2 and 13. The Company's aggregate minimum lease commitment, net of the sublease payments, for this facility at December 31, 1995 was $3,261,000, payable as follows: $137,000 for each of the years 1996 through 1998, $199,000 for 1999, $230,000 for 2000, and $2,421,000 thereafter.

     The Company is a party to various claims arising in the normal course of business. Management believes the resolution of these matters will not have a material impact on the Company's results of operations.

--------------------------------------------------------------------------------

NOTE 4:  FOREIGN OPERATIONS

     Export sales were $27,767,000 in 1995, $22,395,000 in 1994, and
     $17,584,000 in 1993.

     The following table shows the percentages of the Company's revenues in the United States, Europe and the Far East, for the last three years:

                                     1995         1994        1993

     United States                    52%           48%        52%
     Far East                         24            18         14
     Europe                           19            28         29
     Other                             5             6          5
                                     -----------------------------



     The accompanying consolidated financial statements include the following amounts for the Company's United Kingdom operations (BTU Europe):

     (Thousands)
                                     1995         1994        1993

     Total assets                   $1,095      $1,011      $1,265
     Total liabilities                 398         353         651
     Net sales                       2,214       1,701       3,523
     Net income                        441          36           -
                                    ------------------------------


Note 5:  SIGNIFICANT CUSTOMERS

     One customer individually represented approximately 21% and 23%, respectively, of revenues in 1994 and 1993.


Note 6:  INCOME TAXES


     As discussed in Note 1, the Company adopted SFAS 109 in 1992. The components of income before provision for income taxes are as follows:

     (Thousands)
     FOR THE YEAR                    1995         1994        1993

     Domestic                       $5,762      $3,306      $1,117
     Foreign                           441          36           -
                                   -------------------------------
     Total                          $6,203      $3,342      $1,117
                                   -------------------------------


-------------------------------------------------------------------------------

     For the years ended December 31, 1995, 1994 and 1993, the Company's provision for income taxes are as shown below.

     (Thousands)
                                       FEDERAL     STATE       TOTAL

     DECEMBER 31, 1995
       CURRENT                        $1,163      $  234      $1,397
       DEFERRED                         (441)        174        (267)
                                      ------------------------------
                                      $  722      $  408      $1,130
                                      ------------------------------

     DECEMBER 31, 1994
       Current                        $    -      $   21      $   21
       Deferred                          495         146         641
                                      ------------------------------
                                      $  495      $  167      $  662
                                      ------------------------------
     DECEMBER 31, 1993
       Current                        $    -      $  107      $  107
       Deferred                            -           -           -
                                      ------------------------------
                                      $    -      $  107      $  107
                                      ------------------------------





     The differences between the statutory United States federal income tax rate of 34% versus the Company's effective tax rate are as follows:

     (Thousands)
     FOR THE YEAR                             1995        1994        1993
     Tax provision at United
        States statutory rate              $ 1,959      $1,124         380
     State income taxes, net
        of federal benefit                     269         155         107
     Utilization of net operating
        loss carryforwards and
        reduction of valuation reserves     (1,122)       (622)       (380)
     Non-deductible and other                   24           5           -
                                           -------------------------------
     Total provision                       $ 1,130      $  662       $ 107
                                           -------------------------------


--------------------------------------------------------------------------------


     Deferred income taxes and prepaid income taxes are comprised of the following at December 31, 1995 and 1994:

     (Thousands)
                                                           1995        1994

     Revenues recognized for books, not tax             $(4,409)    $(3,103)
     Accelerated tax depreciation                          (313)       (305)
     Joint venture                                         (116)       (116)
                                                        -------------------
        Total deferred liabilities                       (4,838)     (3,524)
                                                        -------------------
     Reserve for discontinued operations                    125         218
     Inventory reserves                                     201         139
     Inventory capitalization                               160         107
     Other                                                  891         227
     Federal tax net operating loss carryforward          1,262       2,087
     Federal tax credit carryforwards                     1,649       1,226
                                                        -------------------
        Total deferred assets                             4,288       4,004
                                                        -------------------
           Total net deferred (liability)/asset            (550)        480
     Valuation allowance                                   (897)     (2,194)
                                                        -------------------
     Net deferred income taxes                          $(1,447)   $ (1,714)
                                                        -------------------


     The valuation allowance relates to uncertainty surrounding the realization of the deferred tax assets, principally certain tax loss and credit carryforwards. The net change in the valuation allowance between 1995 and 1994 is due primarily to the recognition of net operating loss carryforwards as they were earned in 1995. Realization is dependent on generating sufficient taxable income prior to expiration of the loss carryforwards. As of December 31, 1995, the Company had federal tax net operating loss carryforwards of $3,711,000, which expire beginning in 2006. In addition, the Company has research and development and AMT credit carryforwards of $1,649,000, which expire beginning in 1997. The tax carryforwards are subject to review and possible adjustment by the Internal Revenue Service. Additionally, changes in ownership may limit the utilization of US net operating losses for tax purposes in any one year, deferring the use of these losses to future years.


Note 7:  EMPLOYEE BENEFITS

     The Company has management incentive and profit sharing plans for its executives and all of its employees. These plans provide for bonuses upon the attainment of stipulated operating income targets. Under these plans, $801,000 in expense was recorded for 1995 and $372,000 was recorded for 1994. No amounts were expensed in 1993.

     The Company has a deferred 401(k) contribution plan that is available to cover all domestic employees of the Company who have met certain length of service requirements. Subject to non-discriminatory restrictions on highly compensated employees, participants can voluntarily contribute up to 13% of their compensation to the plan, and the Company, at its discretion, may match this contribution up to a stipulated percentage. The Company's expense under the plan was $172,000, $136,000 and $146,000 for the years ended December 31, 1995, 1994 and 1993, respectively.

--------------------------------------------------------------------------------

NOTE 8:  PREFERRED STOCK

     The Company has two classes of preferred stock. Its Class A cumulative redeemable preferred stock has a par value of $1 per share and has 2,000,000 shares authorized. As of December 31, 1995 and 1994, 0 and 567,150 shares are outstanding, respectively. These shares were redeemable at $1 per share, plus accrued dividends of $0.05 per year.
     During 1995,   the Company redeemed the final 567,150 shares of Class A
     Redeemable   Preferred Stock for $567,150, plus the dividends due of
     $283,575 related to these shares. Its Class AA redeemable convertible preferred stock has a par value of $0.01 per share, and has 0 and
     240,000 shares authorized and   outstanding at December 31, 1995 and 1994.
     These shares were redeemable at $5 per share, plus accrued dividends of $0.50 per year. During 1995, all the holders of Class AA stock converted their shares to common shares on a one-share-for-one-share basis.


     The following table depicts the status of preferred stock at December 31, 1995 and 1994:

     (Thousands)
                                                  CLASS A   CLASS AA      TOTAL
     DECEMBER 31, 1994
       Total redemption value                     $   567    $ 1,200    $ 1,767
       Accrued dividends                              269         --        269
                                                  -----------------------------

       Total redemption value plus
            accrued dividends                         836      1,200      2,036
       Less-amounts recorded in accrued expenses
           (Note 2)                                  (836)        --       (836)
                                                  -----------------------------
                                                   $   --    $ 1,200    $ 1,200
                                                  -----------------------------

     DECEMBER 31, 1995
       REDEMPTIONS                                 $   --    $(1,200)   $(1,200)
                                                  -----------------------------
          TOTAL REDEMPTION VALUE                   $   --    $    --    $    --
                                                  -----------------------------


NOTE 9:  STOCK OPTION AND PURCHASE PLANS

     During 1993, the Company adopted the 1993 Equity Incentive Plan, which provides for stock options for selected key employees and the Company's non-employee directors. Under the terms of the plan, options are granted at a price not less than fair market value at the date of the grant. A total of 441,823 shares are eligible for future stock option grants, pursuant to the plan. Options granted under the plan will expire over periods not to exceed ten years. Also under the terms of the plan, other stock awards can be granted at the discretion of the Company's Board of Directors. No options were granted under this plan during 1995.

     Prior to 1993, the Company had a stock option plan for selected key employees. All options granted under this plan were issued and exercisable at a price not less than the fair market value at the date of the grant. All options currently outstanding expire over five years. As of December 31, 1995, 31,100 options were outstanding under this plan. No additional options can be granted under this plan.

     The Company adopted a stock option plan for certain directors of the Company during 1989. The options are exercisable at a price not less than fair market value at the date of grant. The options expire over seven years. During 1995, 1,500 and 500 options, at exercise prices of $5.00 and $2.00, respectively, were granted under this plan. These options vest over a period of four years beginning on the date of grant and expire no later than April 30, 2002. As of

--------------------------------------------------------------------------------


     December 31, 1995, 8,975 options were outstanding. Pursuant to the terms of the 1989 plan, 7,500 additional options can be granted under this plan.

     A summary of all stock option activity for the years ended December 31,
     1995, 1994 and 1993 is as follows:
                                      1995                       1994                      1993
                               NUMBER     OPTION          Number      Option        Number      Option
                                 OF        PRICE            of         Price          of         Price
                               SHARES    PER SHARE        Shares    Per Share      Shares      Per Share
     Outstanding at
       beginning of year       257,612    $1.38-5.88      199,169    $1.38-5.88    229,615    $1.38-5.88
     Granted                     2,000     2.00-5.00      107,400          2.00        -             -
     Exercised                (136,027)    1.38-2.00      (47,565)    1.38-1.50    (27,846)    1.38-1.50
     Forfeited                  (3,540)         2.00       (1,392)    1.38-1.50     (2,600)    1.38-1.50
                              --------    ----------      -------    ----------    -------    ----------
     Outstanding at
         end of year           120,045    $1.38-5.88      257,612    $1.38-5.88    199,169    $1.38-5.88
                              --------    ----------      -------    ----------    -------    ----------
     Options exercisable
         at end of year         52,782    $1.38-5.88      151,787    $1.38-5.88    149,786    $1.38-5.88
                              --------    ----------      -------    ----------    -------    ----------


     The Company has an Employee Stock Purchase Plan. Under the terms of the plan, employees are entitled to purchase shares of common stock at the lower of 85% of fair market value at the beginning or the end of each six-month option period. A total of 300,000 shares has been reserved for issuance under this plan, of which 90,549 remain available at December 31, 1995. During 1995, a total of 7,706 shares were purchased at prices ranging from $3.98 to $4.04 per share.


NOTE 10:  DISCONTINUED OPERATIONS

     On March 6, 1992, the Company concluded the sale of its Bruce Systems business into a joint venture with Kokusai Electric Co., Ltd., whereby the Company has retained a 19.4% ownership interest in Bruce Technologies International, Inc. (BTI). The Company's investment in BTI at December 31, 1995 and 1994 iS $3,476,000, and the Company accounts for this investment under the cost method.


NOTE 11:  RELATED PARTY TRANSACTIONS

     During 1995 and 1994, certain transactions were made between the Company and certain related parties, all of which were at arms length. These transactions included payments to one of the Company's Directors for consulting services of $14,000 and $15,000 in 1995 and 1994, respectively. These consulting services were provided to aid the Company in developing its Far East customer market expansion. The Company also had related party transactions with respect to the purchase of certain software development and components from a company which is partially owned by one of the Company's key employees. The amount of contract software and inventories purchased from this party in the ordinary course of doing business was $818,000 and $647,000 in 1995 and 1994, respectively; as well, $73,000 and $48,000 is included in trade accounts payable on the Consolidated Balance Sheet at December 31, 1995 and 1994, respectively.

--------------------------------------------------------------------------------


     In addition, the Company has had certain dealings with Bruce Technologies International, Inc. (BTI). During 1995 and 1994, respectively, the Company sold $32,000 and $60,000 in parts to BTI, and purchased $24,000 and $93,000 in materials from BTI, at Original Equipment Manufacturer discount terms.

     At December 31, 1995 and 1994, $7,000 is included in trade accounts receivable and $12,000 and $1,000, respectively, is included in trade accounts payable related to transactions with BTI.



NOTE 12:  SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

     (Thousands)
                                                     1995      1994      1993

     Cash paid during the year for-
         Interest                                  $  563      $609      $611
         Income taxes                                  85       474        34

     Supplemental schedule of noncash financing
       activities-
         Class AA Preferred Stock Conversion        1,200         -         -
         Accrual of preferred stock dividends          93       160       181
                                                   ------      ----      ----


NOTE 13:  DISCLOSURES ABOUT THE FAIR VALUE OF FINANCIAL INSTRUMENTS

     The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate that value:

          a. Cash and Cash Equivalents - The carrying amount of these assets on the Company's Consolidated Balance Sheet approximates their fair value because of the short maturity of these instruments.

          b. Investment in Bruce Technologies International, Inc. - Management has determined that it is not practicable to estimate the fair value of this asset as of December 31, 1995.

          c. Long-term Debt and Capital Lease Obligations - The fair value of this long-term indebtedness as of December 31, 1995 was approximately $5,494,000, based on a discounted cash flow analysis, using the prevailing cost of capital for the Company as of that date.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
--------------------------------------------------------------------------------


To BTU International, Inc.:


We have audited the accompanying consolidated balance sheets of BTU International, Inc. (a Delaware corporation) and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of operations, stockholders' investment and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BTU International, Inc. and subsidiaries as of December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.



                                              ARTHUR ANDERSEN LLP


Boston, Massachusetts,
February 12, 1996

--------------------------------------------------------------------------------


                          FINANCIAL INFORMATION BY QUARTER
                                    (Unaudited)

(Thousands, except per share amounts)
                                        APRIL 2,   JULY 2,   OCT. 1,   DEC. 31,

1995  NET SALES                         $12,973   $14,951   $16,100    $14,250
                                        -------   -------   -------    -------
      GROSS PROFIT                        6,201     6,747     7,131      6,173
                                        -------   -------   -------    -------
      OPERATING INCOME                    1,545     1,713     1,843      1,302
                                        -------   -------   -------    -------
      NET INCOME                          1,156     1,359     1,482      1,076
                                        -------   -------   -------    -------
      DIVIDENDS ACCRUED-PREFERRED STOCK      44        44         5          -
                                        -------   -------   -------    -------
      NET INCOME APPLICABLE TO
        COMMON STOCKHOLDERS             $ 1,112   $ 1,315   $ 1,477    $ 1,076
                                        -------   -------   -------    -------
      NET INCOME PER SHARE              $  0.15   $  0.18   $  0.20    $  0.15
                                        -------   -------   -------    -------
      WEIGHTED AVERAGE SHARES
        OUTSTANDING                       7,314     7,238     7,382      7,378
                                        -------   -------   -------    -------


                                        APRIL 3,   JULY 3,   OCT. 2,   DEC. 31,

1994  Net sales                         $ 9,827   $ 9,505   $11,717    $12,293
                                        -------   -------   -------    -------
      Gross profit                        4,497     4,211     5,371      5,966
                                        -------   -------   -------    -------
      Operating income                      593       530     1,188      1,403
                                        -------   -------   -------    -------
      Net income                            406       384       826      1,064
                                        -------   -------   -------    -------
      Dividends accrued-preferred stock      56        44        30         30
                                        -------   -------   -------    -------
      Net income applicable to
        common stockholders             $   350   $   340   $   796    $ 1,034
                                        -------   -------   -------    -------
      Net income per share              $  0.05   $  0.05   $  0.11    $  0.14
                                        -------   -------   -------    -------
      Weighted average shares
        outstanding                       7,144     7,135     7,216      7,294
                                        -------   -------   -------    -------


-------------------------------------------------------------------------------

                    FINANCIAL INFORMATION BY QUARTER (CONTINUED)
                                    (UNAUDITED)


      COMMON STOCK MARKET PRICES FOR THE QUARTERS ENDED     HIGH         LOW

      APRIL 2, 1995                                        $ 5 3/4     $3 7/8
      JULY 2, 1995                                           9 1/4      4 1/4
      OCTOBER 1, 1995                                       13 7/8      8 1/4
      DECEMBER 31, 1995                                     12 1/2      4 1/2
                                                           -------      -----

      April 3, 1994                                        $ 2 1/2     $1 3/4
      July 3, 1994                                           2 5/16     1 3/4
      October 2, 1994                                        4 1/8      1 3/4
      December 31, 1994                                      5 1/4      3 1/2
                                                           --------    ------

The Company's common stock is traded in the Nasdaq national market system under the symbol BTUI. There were approximately 484 stockholders of record, as of February 28, 1996.

CORPORATE INFORMATION

TRANSFER AGENT                            HEADQUARTERS
Boston EquiServe                          BTU International, Inc.
Mail Stop 45-02-09                        23 Esquire Road
PO Box 1865                               North Billerica, Massachusetts 01862
Boston, Massachusetts 02105-1865

                                          OFFICERS
STOCK LISTING                             Paul J. van der Wansem
BTU International, Inc. common stock      Chairman, President and Chief Executive Officer
is traded on the NASDAQ
National Market System under the          David H. Barry
symbol "BTUI."                            Vice President and General Manager

                                          Thomas P. Kealy
SEC FORM 10-K                             Vice President, Corporate Controller and
A copy of the company's Form 10-K,           Chief Accounting Officer
filed with the Securities and Exchange
Commission (SEC), is available
without charge upon written request to:   DIRECTORS
                                          Paul J. van der Wansem
Vice President, Corporate Controller      Chairman, President and Chief Executive Officer
BTU International, Inc.
23 Esquire Road                           Alex V. d'Arbeloff
North Billerica, Massachusetts 01862      Chairman, President and Chief Executive Officer
(508) 667-4111, extension 106             Teradyne, Inc.

                                          David A.B. Brown
GENERAL COUNSEL                           President
Ropes & Gray                              The Windsor Group, Inc.
One International Place
Boston, Massachusetts 02110               Dr. Jeffrey Chuan Chu
                                          Chairman
                                          Columbia International Corporation
INDEPENDENT PUBLIC
ACCOUNTANTS
Arthur Andersen LLP                       AUDIT COMMITTEE
One International Place                   Alex V. d'Arbeloff
Boston, Massachusetts 02110               David A.B. Brown
                                          Dr. Jeffrey Chuan Chu

ANNUAL MEETING
The annual meeting of stockholders        COMPENSATION COMMITTEE
will be held on May 17, 1996              Alex V. d'Arbeloff
at 10:00 AM EST at BTU International,     David A.B. Brown
23 Esquire Road, North Billerica,         Dr. Jeffrey Chuan Chu
Massachusetts 01862