Form 10-K405, Exhibit 13
period 1996-12-31
BTU INTERNATIONAL INC
filed 1997-03-31
CIK 840883

                              FINANCIAL HIGHLIGHTS

(Thousands, except per share amounts)

                                               1996       1995       1994       1993       1992
Net sales                                    $45,811    $58,274    $43,342    $36,980    $30,311
                                             ---------------------------------------------------
Net income                                   $ 3,560    $ 5,073    $ 2,680    $ 1,010    $   499
                                             ---------------------------------------------------
Net income per share                         $  0.49    $  0.68    $  0.35    $  0.12    $  0.04
                                             ---------------------------------------------------
Weighted average number of common
 and common equivalent shares outstanding      7,335      7,301      7,239      7,124      7,029
                                             ---------------------------------------------------
Cash                                         $10,218    $ 6,145    $ 6,896    $ 4,754    $ 3,781
                                             ---------------------------------------------------
Working capital                              $25,268    $18,005    $13,433    $10,923    $ 9,974
                                             ---------------------------------------------------
Total assets                                 $36,763    $35,834    $30,965    $25,845    $27,246
                                             ---------------------------------------------------
Stockholders' investment                     $22,207    $18,696    $11,950    $ 9,331    $ 8,484
                                             ===================================================

                                CORPORATE PROFILE

BTU International is a major supplier of thermal processing systems. The Company is the market leader for solder reflow furnaces used in surface mount applications for printed circuit boards. BTU manufactures furnaces used to package and seal integrated circuits and to process multi-chip modules. Its products are also used in other specialty applications, such as brazing and the sintering of ceramics, nuclear fuels and powdered metals and the deposition of precise thin film coatings.

For additional product information, please contact our Public Relations Department at (508) 667-4111, extension 265, and for additional investor information, please contact our Investor Relations Department at (508) 667-4111, extension 107.

Information can also be obtained at our WEB site @WWW.BTU.COM

Dear Fellow Shareholders:

After improving our performance each year for the past five years and achieving record sales and earnings in 1995, 1996 was a reminder that the nature of business is no different than the nature of life. Our best intentions and pre-set plans need to be modified to better respond to the challenges of the marketplace. The historic economic reality of successful capital equipment suppliers to the electronics industry has been one of adapting quickly and effectively to the fluctuations in business cycles, while remaining steadfast in pursuing long-term objectives. Such was the case for BTU during 1996.

In 1996, the electronic industry purchases of process equipment were well below the record 1995 levels. This held true for both BTU's low temperature solder reflow equipment used in the manufacture of printed circuit boards as well as our high temperature process equipment used in a variety of other applications. The decline was most significant in orders for multiple unit high end solder reflow equipment used by the major multinational electronic companies. Partially offsetting this decline was an increase in our worldwide customer base for low to mid range solder reflow systems for which 1996 sales grew over 1995 levels.

This slowdown meant that during the year, we had to adjust and reset our goals in line with the changing market place. Apart from the decline in sales, we also saw a shift in the product mix in our solder reflow lines, which comprise about 60% of our total volume, towards medium and low end systems where margins were under strong competitive pressures.

BTU's employees want to achieve results we can all be proud of, foremost as measured by our world wide customer base. Our goal is to be a company which is recognized as the leader by our customers, employees and the investment community. To this end, we need to continue making changes to improve on many fronts. I have listed some of the accomplishments as well as the disappointments during 1996 and the actions we are taking to build a successful future.

1996 Accomplishments

- Notwithstanding the tough market environment, BTU increasingly focused on improving customer satisfaction levels for all its products and services. To achieve this, we started a restructuring within our organization aimed at aligning our organizational responses to the customer needs. We were also modifying our philosophy in manufacturing towards improved outsourcing capabilities. This restructuring will continue into 1997.

- In order to increase efficiencies and better align our capacity with the level of business, we started to streamline our organization during the year and reduced headcount by approximately 20%.

- The company undertook a major effort to reduce the cost of our medium and low end solder reflow lines. The results are expected to improve margins for these lines over time.

- R&D spending increased as a percentage of sales from 7% to 8%. This allowed us to introduce several new products to existing markets and start additional products for new markets, which the company expects to penetrate in the next one to two years.

         The highlights of our R&D effort were:

                                  {SALES GRAPH}
                      SALES
IN MILLIONS           1992         1993         1994         1995         1996
                      $30.30       $37.00       $43.30       $58.30       $45.80

                               {NET INCOME GRAPH}
                      NET INCOME
IN MILLIONS           1992         1993         1994         1995         1996
                      $ 0.50       $ 1.01       $ 2.68       $ 5.07       $ 3.56

                           { STOCKHOLDERS' INVESTMENT}
                      STOCKHOLDERS' INVESTMENT
IN MILLIONS           1992         1993         1994         1995         1996
                      $ 8.48       $ 9.33       $11.95       $18.69       $22.21

      - In our challenge to bring the best process equipment to our SMT customers we introduced a new high end line of reflow systems, The Paragon series, during 1996. This line will compliment and, partially take the place of our highly successful TRS systems, which are used by many multinational customers as the equipment of choice for high volume surface mount printed circuit board production.

      - In the high temperature equipment sector, we introduced several new products for integrated circuits packaging applications: a new wafer bumping system which under hydrogen atmosphere reflows the solder directly on silicon wafers; and a new system for chip interconnects. We also introduced a new nuclear fuel sintering furnace for medium sized production, which compliments our large volume walking beam system for similar processes.

      - With an eye on major emerging markets, we are in prototype development of several systems: One system is for processing large size flat panel displays for which BTU has signed a development agreement with a major multinational company. Another is for CRT displays, thin film deposition, for which we expect to have our first order in 1997. Although it is too early to predict successful market entries, we believe that BTU has the required core competencies to bring significant contributions to the above process applications.

- In June of 1996 we gainfully sold our remaining 19.4% interest in the Bruce Technologies, Inc. joint venture, which concluded BTU's exit as a participant in the front-end semiconductor equipment business. This helped to further strengthen our financial position with a $10.2 million cash balance at the end of 1996.

- Shareholder equity increased from $18.7 million in 1995 to $22.2 million in 1996 and increased almost two fold during the past 2 years.

- Net cash, i.e., cash minus debt (mortgage) increased by $4.5 million during 1996.

- We were able to strengthen our organization in Europe and the Far East in support of our customer base in these parts of the world in recognition that more than 50% of our sales are outside the United States of America.

1996 Disappointments and Actions

- During 1996, we did not meet most of our financial targets, which was a major disappointment as expectations had led many to believe that the last half of 1996 would show an improvement in business climate. Consequently, we undertook several cost cutting measures, salaries for key executives were frozen and no bonuses were earned for 1996.

- We had higher than anticipated warranty costs due to inadequacies in release procedures and in testing of new products. This area is a major focus for improvement in 1997.

- Our revenues per employee dropped by 12% as we did not adjust, partly by default and partly by design, to the realities of the market place.

- Realizing that part of our improvement has to come from our leadership, we started a search to compliment our management team with a key individual to increase the speed of improvements and advancements necessary to capture the opportunities ahead of us.

- We have many excellent employees and strong contributors. In order to fully develop their potential, we need to improve our ability to analyze and recognize the talent we have and do a better job at training, both in basic job skills as well as in advanced managerial and team building programs.

                                  {CASH GRAPH}
                      CASH
IN MILLIONS           1992         1993         1994         1995         1996
                      $ 3.78       $ 4.75       $ 6.90       $ 6.15       $10.22

                           {EARNINGS PER SHARE GRAPH}
                      EARNINGS PER SHARE
IN DOLLARS            1992         1993         1994         1995         1996
                      $ 0.04       $ 0.12       $ 0.35       $ 0.68       $ 0.49

                    {R D & E AS A PERCENTAGE OF SALES GRAPH}
                      R D & E  AS A PERCENTAGE OF SALES
IN PERCENT            1992         1993         1994         1995         1996
                      9.27%        7.06%        8.38%        7.32%        8.40%

Although all of us at BTU had a tough year, many of us learned and vowed to change, starting with the realization that we need to work on more effective communications, measure our process results and identify ways to improve performance levels throughout the organization.

1997 Onwards

During 1997, we will continue to implement our reorganization and focus on streamlining the support of our world wide customer needs. We will be exploring several opportunities in electronic and non electronic process applications for which BTU has unique core technologies and where market opportunities warrant the investment needed to succeed. In our quest to continuously improve the quality of our processes and products, we have, among other targets, the goal to be fully in compliance with the ISO 9001 standards by October of 1997.

This year, we have included in our report an overview of our key end user markets and the customer applications with process parameters for our readers information. (See pages 4 and 5.) Early indications at the time of this report are that major customers are starting to increase their capital spending for 1997. If this trend continues, BTU expects to increase its level of business after a slow start in early 1997.

Part of the future challenge is that all of the next millennium's customer's needs require technologies that are cleaner, faster, smaller, more durable and more precise. The other part of the future challenge is that all of these improvements must come at a lower cost of ownership. The solutions to many of these challenges are found in BTU's core competencies coupled with the commitment to meet and exceed the thermal processing needs of our customers around the world.

The actions outlined and many others which our employees are working on including partnership programs with customers and suppliers are the steps to build a strong company. This will be the foundation to meet our commitments to our customers, to increase shareholder values, and to create exciting and challenging opportunities for our employees.




Paul J. van der Wansem
Chairman and Chief Executive Officer


                            {RETURN ON EQUITY GRAPH}
                      RETURN ON EQUITY
IN PERCENT            1992         1993         1994         1995         1996
                      5.88%        10.82%       22.43%       27.13%       16.03%

                                {NET CASH GRAPH}
                      NET CASH
IN MILLIONS           1992         1993         1994         1995         1996
                      ($3.1)       ($1.8)       $0.5         $0.1         $4.5

                           {SALES PER EMPLOYEE GRAPH}
                      SALES BY EMPLOYEE
IN THOUSANDS          1992         1993         1994         1995         1996
                      $105         $111         $136         $160         $138

                        {SALES BY REGION 1996 PIE CHART}
                      SALES BY REGION 1996
IN PERCENT            NORTH AMERICA      EUROPE       FAR EAST         OTHER
                      51%                25%          23%              1%

EDGAR NARRATIVE FOR PAGE 4 OF ANNUAL REPORT EXHIBIT TO FORM 10K FILING


This page contains a graphical presentation of the Company's end user markets. At the top of the page is the heading THERMAL PROCESS SOLUTIONS. Also starting near the top of the page is a graphic design with a series of small squares leading down into a diamond shape of the same small squares with the BTU circle symbol in the middle of the diamond. At the lowest point on the diamond graphic ( now in the middle of the page) are five lines with arrows on the end of each line, each arrow points towards an oval shape with a market name in each oval. The five markets are clockwise Metals, CVD Coatings, Electronics, Energy and Ceramics & Glass. In the center of the space surrounded by the five ovals are the words End User Markets.

EDGAR NARRATIVE FOR PAGE 5 OF THE ANNUAL REPORT EXHIBIT TO FORM 10K FILING


This page contains a graphic display of the Company's (BTU) customer applications in a range of degrees centigrade and in specific atmospheres. At the top of the page is the heading CUSTOMER APPLICATIONS. On the right side of the page are degree centigrade markings from 0 at the bottom of the page, up to 2000 near the top of the page in 100 degree increments. To the right of these numbers, starting at the number 2000 reads DEGREE CENTIGRADE, which is a label for the numbers on the right side of the page. In the lower right portion of the page is a legend box, indicating ATMOSPHERES of AIR , NITROGEN and HYDROGEN each atmosphere name is within a rectangular shape with a different pattern distinguishing each atmosphere. On the rest of the page are 9 rectangles associated with the degrees in centigrade on the right margin. Each of these 9 rectangles are named at the bottom of the rectangle with an application. Each of the rectangles vary in width and height, in that they are split in columns of different patterns. There are three patterns used to indicate atmosphere(s) which the application(s) can operate in. The information is presented as follows:

   Application             Degree Centigrade Range    Atmospheres
Curing and Drying                100 - 400            Air and Nitrogen
SMT Assembly                     150 - 400            Air and Nitrogen
Semi Conductor Packaging         250 - 525            Air, Nitrogen and Hydrogen
CVD Coating                      250 - 560            Nitrogen
Thin Film                        450 - 1050           Air and Nitrogen
Metals                           600 - 1250           Nitrogen and Hydrogen
Ceramic Sintering               1100 - 1700           Air, Nitrogen and Hydrogen
Nuclear Fuel Sintering          1650 - 1800           Nitrogen and Hydrogen
Special Applications            1800 - 2000           Nitrogen and Hydrogen

                                FINANCIAL REVIEW

SELECTED CONSOLIDATED FINANCIAL DATA:
(Thousands, except per share amounts)

FOR THE YEARS ENDED DECEMBER 31,                         1996        1995         1994         1993         1992

STATEMENT OF OPERATIONS DATA:
    Net sales                                         $ 45,811     $ 58,274     $ 43,342     $ 36,980     $ 30,311
    Cost of goods sold                                  26,768       32,022       23,297       21,759       19,091
------------------------------------------------------------------------------------------------------------------
    Gross profit                                        19,043       26,252       20,045       15,221       11,220
    Selling, general and administrative                 14,123       15,583       12,697       10,948        7,913
    Research, development and engineering                3,850        4,266        3,634        2,612        2,811
    Restructuring charge                                    --           --           --           --        1,555
------------------------------------------------------------------------------------------------------------------
    Operating income (loss)                              1,070        6,403        3,714        1,661       (1,059)
    Interest income                                        344          273          188          100          303
    Interest expense                                      (599)        (563)        (609)        (611)        (863)
    Gain on sales of investment                          3,400           --           --           --           --
    Other income (expense), net                             82           90           49          (33)         111
------------------------------------------------------------------------------------------------------------------
    Income (loss) before income taxes, from
       continuing operations                             4,297        6,203        3,342        1,117       (1,508)
    Provision for income taxes                             737        1,130          662          107           --
------------------------------------------------------------------------------------------------------------------
    Income (loss) from continuing operations             3,560        5,073        2,680        1,010       (1,508)
    Income on disposition of
       discontinued operations                              --           --           --           --        2,007
------------------------------------------------------------------------------------------------------------------
    Net income                                           3,560        5,073        2,680        1,010          499
    Dividends - preferred stock                             --          (93)        (160)        (181)        (202)
------------------------------------------------------------------------------------------------------------------
    Net income applicable to common
       stockholders                                   $  3,560     $  4,980     $  2,520     $    829     $    297
------------------------------------------------------------------------------------------------------------------
    Net income (loss) per share:
       From continuing operations                     $   0.49     $   0.68     $   0.35     $   0.12     $  (0.24)
       From disposition of discontinued operations          --           --           --           --         0.28
------------------------------------------------------------------------------------------------------------------
    Net income per share                              $   0.49     $   0.68     $   0.35     $   0.12     $   0.04
------------------------------------------------------------------------------------------------------------------
    Weighted average number of shares and
       share equivalents outstanding                     7,335        7,301        7,239        7,124        7,029
------------------------------------------------------------------------------------------------------------------


AS OF DECEMBER 31,                                        1996         1995         1994         1993         1992

BALANCE SHEET DATA:
    Cash and cash equivalents                         $ 10,218     $  6,145     $  6,896     $  4,754     $  3,781
    Working capital                                     25,268       18,005       13,433       10,923        9,974
    Total assets                                        36,763       35,834       30,965       25,845       27,246
    Total short-term debt                                  363          336          311          283          290
    Total long-term debt                                 5,352        5,715        6,050        6,315        6,612
    Redeemable preferred stock                              --           --        1,200        1,767        2,240
    Stockholders' investment                            22,207       18,696       11,950        9,331        8,484
                                                      ------------------------------------------------------------

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS


RESULTS OF OPERATIONS

The following table shows the percentage of net sales that certain elements of the Consolidated Statements of Operations represent:

YEARS ENDED DECEMBER 31,                           1996        1995        1994

Net sales                                          100.0%      100.0%      100.0%

Cost of goods sold                                  58.4%       55.0%       53.7%
                                                   -----       -----       -----

Gross profit                                        41.6%       45.0%       46.3%

Operating expenses:

  Selling, general and administrative               30.8%       26.7%       29.3%

  Research, development and engineering              8.4%        7.3%        8.4%
                                                   -----       -----       -----

Operating income                                     2.4%       11.0%        8.6%

Interest income                                      0.7%        0.4%        0.4%

Interest expense                                    (1.3%)      (1.0%)      (1.4%)

Gain on sale of investment                           7.4%        0.0%        0.0%

Other income (expense), net                          0.2%        0.2%       (0.1%)
                                                   -----       -----       -----

Income before income taxes                           9.4%       10.6%        7.7%

Income tax provision                                 1.6%        1.9%        1.5%
                                                   -----       -----       -----

Net income                                           7.8%        8.7%        6.2%
                                                   -----       -----       -----


1996 COMPARED TO 1995

During 1996 net sales decreased by $12.5 million to $45.8 million, representing a decrease of 21.4% versus 1995. The major decrease in sales occurred in the high-end surface mount technology products. These products are primarily used by our large multinational customers. Most of these customers have significantly decreased their capital expenditures in line with the slowdown in the electronics industry during 1996. Sales of the company's mid-range surface mount technology products continued to grow in part due to the increase in new customers.

There were no material variations in the geographic dispersion of sales for 1996 as compared to 1995. The effect of price changes for specific products has not materially impacted the change in revenue for the periods presented.

Gross profit decreased by $7.2 million, or 27.5%, in 1996 as compared to 1995. Gross profit as a percentage of sales also decreased during 1996 to 41.6.% versus 45.0% in 1995. The primary reason for this decrease in margin dollars for 1996 was due to the overall decrease in revenues versus 1995. The decrease in the margin percentage was primarily due to the change in the product mix sold in 1996 versus 1995; from high-end to mid-range surface mount technology products which carry a lower gross profit margin, as well as lower absorption of overhead costs in 1996.

Selling, general and administrative expenses decreased in 1996 by $1.5 million, or 9.4%, but increased as a percentage of net sales to 30.8% compared to 26.7% in 1995 as a result of the 1996 sales decline. The lower costs in 1996 are primarily the result of: $1.3 million in decreased commissions related to the lower sales level; and a $0.5 million decrease in employee profit sharing costs and executive bonuses, commensurate with the Company's lower overall profit levels.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS


Research, development and engineering expenses in 1996 decreased by $0.4 million, or 9.8%, but increased as a percentage of net sales to 8.4% compared to 7.3% in 1995. The decrease in overall spending was related to the costs associated with the timing of new product development and introduction. The Company continues to pursue new developments in order to support a growing customer base.

Interest income increased by $71,000 in 1996 compared to 1995. This increase in interest income is due to the investment of additional cash resulting from the sale of the Company's investment in Bruce Technologies International Inc. (BTI) in June 1996.

On June 8, 1996 the Company sold its 19.4% investment in BTI for $ 7,000,000, resulting in a pretax gain of $ 3,400,000, net of direct costs.

Income taxes decreased in 1996 by $393,000 compared to 1995. This decrease is directly related to the decrease in income before income taxes generated by the lower sales level in 1996. The Company has recorded an effective tax rate during 1996 of 17.5%, as compared to an effective tax rate of 18.2% during 1995. These compare to the statutory rate of 34%. During 1996 and 1995, the Company has recorded the benefit of net operating losses utilized, resulting in the lower effective tax rates.



1995 COMPARED TO 1994

During 1995, sales increased to $58.3 million, representing an increase of $15.0 million, or 34.5%, over 1994. Although the Company saw increases in sales for most products, the more significant gains were realized in its solder reflow systems used to mount components on PC boards using Surface Mount Technology
(SMT), which accounted for most of the overall increase. Geographically, sales in all regions increased in 1995.

Gross profit as a percentage of sales decreased slightly during 1995 to 45.0% versus 46.3% in 1994. The primary reason for this decrease was a shift in our product mix during 1995, with the introduction of low- and mid-range solder reflow systems.

Selling, general and administrative expenses increased in 1995 by $2.9 million, or 22.7%, but decreased significantly as a percentage of net sales to 26.7% compared to 29.3% in 1994. The higher costs in 1995 are primarily the result of: increased commissions related to the higher sales level; and a increase in employee profit sharing costs and executive bonuses, commensurate with the Company's higher overall profit levels.

Research, development and engineering expenses in 1995 increased by $0.6 million, or 17.4%, but decreased slightly as a percentage of net sales by 1.1%, to 7.3%, compared to 1994. The increase in overall spending was related to development efforts at the Company for the SMT products, conveyor and high temperature systems, software and control systems and for the development of new processes for existing furnaces.

Interest income increased by $85,000 in 1995 compared to 1994. This increase in interest income is a direct result of the higher interest rates available during 1995 compared to 1994.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS


LIQUIDITY AND CAPITAL RESOURCES

During 1996, the Company sold it's 19.4% investment in BTI for $7,000,000 before taxes. This transaction contributed significantly to the increase in the cash balance during 1996 to $10.2 million from $6.1 million at the end of 1995.

The Company has an unsecured revolving line of credit with a bank, which allows for aggregate borrowings and/or letters of credit of up to $5,000,000. Borrowings are available to the Company at either the Bank's base rate or a Eurodollar rate, as elected by the Company. This loan agreement is available to the Company until July 1, 1998, subject to certain financial covenants. In addition, the Company established a secured equipment loan facility with the same bank, with the ability to borrow up to $1,000,000 for purchases of equipment. The proceeds of these equipment loans can fund up to 75% of the cost of qualifying equipment purchases, collateralized by a first security interest on the purchased equipment. These equipment loans are subject to interest at either the Bank's base rate or a Eurodollar rate, and must be repaid in monthly principal and interest payments over a period not to exceed seven years. No amounts were outstanding under either of these loan agreements as of December 31, 1996.

The Company has a mortgage note, which is secured by its land and building. This mortgage had an outstanding balance at December 31, 1996 of $5,664,000, an annual interest rate of 9%, and a balloon payment of $5,585,000 due at maturity on April 1, 1997. Subsequent to December 31, 1996, this mortgage was refinanced with the same institution. The terms of the new agreement are a seven year mortgage note with a 15 year amortization payable at an annual interest rate of 8.125%, maturing on April 1, 2004 with a balloon payment of $ 3,797,000 due at maturity.

During 1996, the Company has invested approximately $ 950,000 in capital equipment, primarily in the areas of computer hardware, computer software and machinery and equipment. The Company does not presently have any outstanding commitments for capital expenditures that would have a material impact on the Company's liquidity and future capital resources.

The Company expects that its current cash position, ability to borrow necessary funds, as well as cash flows from operations will be sufficient to meet its corporate, operating and capital requirements into 1998.


OTHER MATTERS

The impact of inflation and the effect of foreign exchange rate changes during 1996 has had an immaterial impact on the Company's business and financial results.

This annual report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on the Company's current plans and expectations and involve risks and uncertainties that could cause actual future activities and results of operations to be materially different from those set forth in the forward-looking statements. Important factors that could cause actual results to differ include, among others, general market conditions governing supply and demand, the timely availability and acceptance of new products, and the impact of competitive products and pricing and other risks detailed in the Company's SEC reports.

                  CONSOLIDATED BALANCE SHEETS
                  (Thousands, except share amounts)

                  As of December 31,                                                  1996       1995

ASSETS            CURRENT ASSETS
                    Cash and cash equivalents (Note 1)                              $10,218    $ 6,145
                    Trade accounts receivable, less reserves of $160 and $191
                       in 1996 and 1995, respectively (Note 1)                       10,630     11,508
                    Inventories (Note 1)                                              9,760      9,899
                    Other current assets (Note 6)                                     1,661        429
                  ------------------------------------------------------------------------------------
                    TOTAL CURRENT ASSETS                                             32,269     27,981
                  ------------------------------------------------------------------------------------
                  PROPERTY, PLANT AND EQUIPMENT, AT COST (NOTES 1 AND 3)
                    Land                                                                210        210
                    Buildings and improvements                                        5,591      5,526
                    Machinery and equipment                                           5,021      4,473
                    Furniture and fixtures                                              731        734
                  ------------------------------------------------------------------------------------
                                                                                     11,553     10,943
                    Less-accumulated depreciation                                     7,288      6,804
                  ------------------------------------------------------------------------------------
                    NET PROPERTY, PLANT AND EQUIPMENT                                 4,265      4,139
                  Investment in Bruce Technologies International, Inc. (Note 10)         --      3,476
                  Other assets, net of accumulated amortization of
                    $421 in 1996 and $409 in 1995                                       229        238
                  ------------------------------------------------------------------------------------
                                                                                    $36,763    $35,834
                  ------------------------------------------------------------------------------------

  The accompanying notes are an integral part of these consolidated financial statements.

                  CONSOLIDATED BALANCE SHEETS
                  (Thousands, except share amounts)

                  As of December 31,                                                               1996             1995

LIABILITIES       CURRENT LIABILITIES
AND                 Current maturities of long-term debt and capital lease obligations (Note 3)  $   363          $   336
STOCKHOLDERS'       Trade accounts payable (Note 11)                                               4,124            4,607
INVESTMENT          Progress payments                                                                441              396
                    Accrued expenses (Notes 2 and 8)                                               2,073            4,637
                  -------------------------------------------------------------------------------------------------------
                    TOTAL CURRENT LIABILITIES                                                      7,001            9,976
                  -------------------------------------------------------------------------------------------------------
                  LONG-TERM DEBT AND CAPITAL LEASE OBLIGATIONS, LESS
                    CURRENT MATURITIES (NOTE 3)                                                    5,352            5,715
                  DEFERRED INCOME TAXES (NOTES 1 AND 6)                                            2,203            1,447
                  -------------------------------------------------------------------------------------------------------
                                                                                                  14,556           17,138
                  -------------------------------------------------------------------------------------------------------


                  STOCKHOLDERS' INVESTMENT (NOTES 8 AND 9)
                    Series preferred stock, $1 par value-
                      Authorized-5,000,000 shares; Issued and outstanding-none                         -                -
                    Common stock, $.01 par value-
                      Authorized-25,000,000 shares; Issued-7,635,167 and 7,569,687 shares
                      shares at December 31, 1996 and 1995, respectively                              76               76
                    Additional paid-in capital                                                    20,115           19,972
                    Accumulated earnings deficit                                                   2,811             (749)
                    Less treasury stock- 355,281 and 279,281 shares, at cost,
                      at December 31, 1996 and 1995, respectively                                 (1,183)            (935)
                  -------------------------------------------------------------------------------------------------------
                                                                                                  21,819           18,364
                    Cumulative translation adjustment (Note 1)                                       388              332
                  -------------------------------------------------------------------------------------------------------
                    TOTAL STOCKHOLDERS' INVESTMENT                                                22,207           18,696
                  -------------------------------------------------------------------------------------------------------
                                                                                               $  36,763        $  35,834
                  =======================================================================================================

  The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS
(Thousands, except per share amounts)

FOR THE YEARS ENDED DECEMBER 31,                    1996         1995         1994

NET SALES (NOTES 1, 4,  AND 5)                    $ 45,811     $ 58,274     $ 43,342

Cost of goods sold                                  26,768       32,022       23,297
                                                  ----------------------------------

GROSS PROFIT                                        19,043       26,252       20,045

Selling, general and administrative (Note 11)       14,123       15,583       12,697

Research, development and engineering (Note 1)       3,850        4,266        3,634
                                                  ----------------------------------

OPERATING INCOME                                     1,070        6,403        3,714

Interest income                                        344          273          188

Interest expense (Note 3)                             (599)        (563)        (609)

Gain on sale of investment (Note 10)                 3,400           --           --

Other income (expense)                                  82           90           49
                                                  ----------------------------------

INCOME BEFORE PROVISION FOR INCOME TAXES,            4,297        6,203        3,342

Provision for income taxes (Notes 1 and 6)             737        1,130          662
                                                  ----------------------------------

NET INCOME                                           3,560        5,073        2,680

Dividends accrued-Class A and AA redeemable
   preferred stock (Note 8)                             --          (93)        (160)
                                                  ----------------------------------

NET INCOME APPLICABLE TO COMMON
   STOCKHOLDERS                                   $  3,560     $  4,980     $  2,520
                                                  ==================================

NET INCOME PER SHARE (NOTE 1)                     $   0.49     $   0.68     $   0.35
                                                  ==================================

WEIGHTED AVERAGE NUMBER OF SHARES AND
   SHARE EQUIVALENTS OUTSTANDING                     7,335        7,301        7,239
                                                  ==================================

   The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' INVESTMENT

(Thousands)

                                                ADDITIONAL   RETAINED               CUMULATIVE       TOTAL
                                       COMMON     PAID-IN    EARNINGS    TREASURY   TRANSLATION  STOCKHOLDERS'
                                        STOCK     CAPITAL    (DEFICIT)    STOCK     ADJUSTMENT    INVESTMENT
BALANCE AT DECEMBER 31, 1993              71      18,132      (8,249)      (935)        312          9,331
                                    ----------------------------------------------------------------------

    Net income                            --          --       2,680         --          --          2,680

    Translation adjustment                --          --          --         --           4              4

    Sales of common stock
      (Note 9)                             1          94          --         --          --             95

    Dividends declared
      (Note 8)                            --          --        (160)        --          --           (160)
                                    ----------------------------------------------------------------------

BALANCE AT DECEMBER 31, 1994              72      18,226      (5,729)      (935)        316         11,950
                                    ----------------------------------------------------------------------

    NET INCOME                            --          --       5,073         --          --          5,073

    TRANSLATION ADJUSTMENT                --          --          --         --          16             16

    SALES OF COMMON STOCK
      (NOTE 9)                             2         230          --         --          --            232

    TAX BENEFIT OF STOCK OPTIONS
      EXERCISED                           --         318          --         --          --            318

    CONVERSION OF PREFERRED
      AA SHARES (NOTE 8)                   2       1,198          --         --          --          1,200

    DIVIDENDS DECLARED
      (NOTE 8)                            --          --         (93)        --          --            (93)
                                    ----------------------------------------------------------------------

BALANCE AT DECEMBER 31, 1995        $     76    $ 19,972    $   (749)  $   (935)    $   332       $ 18,696
                                    ----------------------------------------------------------------------

    Net income                            --          --       3,560         --          --          3,560

    Translation adjustment                --          --          --         --          56             56

    Sales of common stock
      (Note 9)                            --         119          --         --          --            119

    Tax benefit of stock options
      exercised                           --          24          --         --          --             24

    Purchase of treasury stock            --          --          --       (248)         --           (248)
                                    ----------------------------------------------------------------------

BALANCE AT DECEMBER 31, 1996        $     76    $ 20,115    $  2,811   $ (1,183)    $   388       $ 22,207
                                    ======================================================================

   The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Thousands)

FOR THE YEARS ENDED DECEMBER 31,                             1996         1995         1994

CASH FLOWS FROM OPERATING ACTIVITIES-
  Net income                                              $  3,560     $  5,073     $  2,680

  Adjustments to reconcile net income to net cash provided by (used in) operating activities-

    Depreciation and amortization                              832          740          689

    Deferred income taxes                                      756         (267)         751


    Net gain on sale of investment                          (3,400)          --           --

     Net changes in operating assets and liabilities-

       Accounts receivable                                     878       (1,816)      (1,877)

       Inventories                                             139       (4,381)         (12)

       Other current assets                                 (1,232)         949       (1,061)

       Accounts payable                                       (483)       1,601          841

       Progress payments                                        45       (1,411)       1,528

       Accrued expenses                                     (2,564)         547          264

       Other assets                                             (3)         (13)         (15)
                                                          ----------------------------------

NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES         (1,472)       1,022        3,788
                                                          ----------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES-
  Purchases of property, plant and equipment, net             (946)      (1,099)        (649)

  Net proceeds from sale of investment                       6,876           --           --
                                                          ----------------------------------

NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES          5,930       (1,099)        (649)
                                                          ----------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES-
  Principal payments under long-term debt and
    capital lease obligations                                 (336)        (310)        (290)

  Issuance of common stock                                     119          232           95

  Tax benefit of stock options exercised                        24          318           --

  Purchase of treasury stock                                  (248)          --           --

  Payments of preferred stock dividends                         --         (363)        (333)

  Redemption of Class A preferred stock                         --         (567)        (473)
                                                          ----------------------------------

NET CASH USED IN FINANCING ACTIVITIES                         (441)        (690)      (1,001)
                                                          ----------------------------------

EFFECT OF EXCHANGE RATES ON CASH                                56           16            4
                                                          ----------------------------------

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS         4,073         (751)       2,142

CASH AND CASH EQUIVALENTS, AT BEGINNING OF YEAR              6,145        6,896        4,754
                                                          ----------------------------------

CASH AND CASH EQUIVALENTS, AT END OF YEAR                 $ 10,218     $  6,145     $  6,896
                                                          ==================================

   Supplemental disclosures of cash flow information are included in Note 12.

  The accompanying notes are an integral part of these consolidated financial statements.

--------------------------------------------------------------------------------


Note 1:  Summary of Significant Accounting Policies

   a.  Nature of Operations

       BTU International, Inc. (the Company) and its wholly owned subsidiaries are primarily engaged in the manufacture, sale, installation and service of thermal processing systems, which are used as capital equipment in various manufacturing processes, primarily in the electronics industry.

   b.  Principles of Consolidation and the Use of Estimates

       The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All material intercompany balances and transactions have been eliminated in consolidation. The preparation of these financial statements required the use of certain estimates by management in determining the entity's assets, liabilities, revenue and expenses. Actual results may vary from these estimates.

   c.  Cash and Cash Equivalents

       The Company has classified certain liquid financial instruments, with original maturities of less than three months, as cash equivalents.

   d.  Inventories

       Inventories consist of material, labor and overhead and are valued at the lower of cost or market. Cost is determined by the first-in, first-out
       (FIFO) method for all inventories.


       Inventories consist of:
       (Thousands)

       DECEMBER 31,                                  1996      1995
       Raw materials and manufactured components    $5,660    $5,445
       Work-in-process                               2,527     3,712
       Finished goods                                1,573       742
                                                    ------    ------
                                                    $9,760    $9,899
                                                    ======    ======

   e.  Property, Plant and Equipment

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

--------------------------------------------------------------------------------


   f.  Income Taxes

       The Company complies with the requirements of Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes." Under SFAS No. 109, deferred tax assets and liabilities are recognized for the expected future tax consequences of events that have been included in the consolidated financial statements or tax returns. The amounts of deferred tax assets or liabilities are based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

   g.  Translation of Foreign Currencies

       Foreign currencies are translated in accordance with SFAS No. 52, "Foreign Currency Translation." Under this standard, assets and liabilities of the Company's foreign operations are translated into United States dollars at current exchange rates. Income and expense items are translated at average rates of exchange prevailing during the year. Gains and losses arising from translation are accumulated as a separate component of stockholders' investment. Exchange gains and losses (if any) arising from transactions denominated in foreign currencies are included in income as incurred. No such exchange gains or losses were incurred in the periods presented.

   h.  Patents

       The Company has patents for certain of its products and processes. No value has been assigned to these patents in the accompanying consolidated financial statements.

   i.  Revenue Recognition

       Revenue is recognized based upon shipment of product to the customer, except for large contracts that are not completed within the normal operating cycle of the business. The Company recognizes revenues on these contracts as costs are incurred in the proportion that costs incurred bear to total estimated costs. Amounts related to such contracts included in net sales are $1,361,000, $1,102,000 and $1,117,000 for the years ended December 31, 1996, 1995 and 1994, respectively.

   j.  Research, Development and Engineering

       Research, development and engineering costs are charged to expense as incurred.

   k.  Per Share Information

       Net income per share in 1996, 1995 and 1994 was calculated based on the weighted average number of common and common equivalent shares outstanding during the year, using the treasury stock method. Fully diluted earnings per share are not materially different from primary earnings per share.

   l.  Reclassification

       Certain prior year financial statement information has been reclassified to conform with the current year presentation.

--------------------------------------------------------------------------------


NOTE 2:  ACCRUED EXPENSES

      Accrued expenses at December 31, 1996 and 1995 consisted of the following:

      (Thousands)

                                                            1996      1995
     Accrued commissions                                   $1,112    $1,563
     Accrued warranty                                         414       457
     Accrued income taxes                                      41       672
     Restructuring and discontinued operations reserves
          (Notes 3 and 10)                                     --       508
     Accrued bonus                                             --       365
     Other                                                    506     1,072
                                                           ------    ------

                                                           $2,073    $4,637
                                                           ======    ======


NOTE 3:  DEBT, CAPITAL LEASES, COMMITMENTS AND CONTINGENCIES

       Debt at December 31, 1996 and 1995 consisted of the following:

       (Thousands)

                                                           1996      1995
     9% mortgage note payable                             $5,664    $5,962
     Capital lease obligations, interest rates ranging
       from 5.9% to 15.6%, net of interest of $6
       and $10 in 1996 and 1995, respectively                 51        89
                                                          ------    ------
                                                           5,715     6,051
     Less-current maturities                                 363       336
                                                          ------    ------
                                                          $5,352    $5,715
                                                          ======    ======


       The mortgage note payable is secured by the Company's land and building and required monthly payments of $68,500, including interest at 9.0%, with a balloon payment due and payable on April 1, 1997.

       Subsequent to December 31, 1996 the Company refinanced the mortgage note payable with the same institution, extending the maturity date to April 1, 2004. The new agreement requires monthly payments of $ 53,922, including interest at 8.125%. A final balloon payment of $ 3,797,000 is due at maturity.

--------------------------------------------------------------------------------


       Under the terms of the new note, the minimum repayments of long-term debt and capital lease obligations by year are as follows:

       (Thousands)

                                        9%        CAPITAL
                                     MORTGAGE     LEASES       TOTAL
       1997                           $  325      $   38      $  363
       1998                              212           9         221
       1999                              230           4         234
       2000                              249          --         249
       2001                              270          --         270
       2002 and thereafter             4,378          --       4,378
                                      ------      ------      ------
                                      $5,664      $   51      $5,715
                                      ======      ======      ======


       The Company has an unsecured revolving line of credit, with a US bank, which allows for aggregate borrowings and/or letters of credit of up to $5,000,000 at either the Bank's base rate or a Eurodollar rate. This loan agreement is available to the Company until July 1, 1998, subject to the maintenance of certain financial covenants that, among other things, require the Company to meet certain net worth, debt service and current ratio requirements. At December 31, 1996, the Company was in compliance with all covenants of this agreement. In addition, the Company has a secured equipment loan facility with the same bank for purchases of up to $1,000,000 of equipment with interest at either the Bank's base rate or at a Eurodollar rate. The equipment loans can fund up to 75% of the cost of qualifying equipment purchases, collateralized by a first security interest on the purchased equipment, and must be repaid in monthly principal and interest payments over a period not to exceed seven years. As of December 31, 1996 and 1995, no amounts were outstanding under either the unsecured revolving line of credit or the equipment loan facility.

       The Company conducts its UK operations in a facility that is under a long-term operating lease expiring in 2010. Rent expense under this lease was approximately $ 145,000 in 1996, $205,000 in 1995 and $249,000 in
       1994. In 1994, the Company sublet a portion of this leased space. The initial term of the sublease is five years. Under the terms of the sublease the Company will receive approximately $132,000 per year. At the end of the initial five year sublet period, the sublease can be extended at market rates for two subsequent and concurrent five year periods. As of December 31, 1996, assuming the sublease is not extended, the future minimum lease commitment for this facility is $3,275,000, payable as follows $145,000 for each year 1997 through 1999, $250,000 for the year 2000, $280,000 for the year 2001 and $2,310,000 thereafter.


       The Company is a party to various claims arising in the normal course of business. Management believes the resolution of these matters will not have a material impact on the Company's results of operations.

--------------------------------------------------------------------------------


NOTE 4:  FOREIGN OPERATIONS

       Export sales were $ 24,380,000 in 1996, $27,767,000 in 1995 and
       $22,395,000 in 1994.

       The following table shows the percentages of the Company's revenues by geographic region, for the last three years:

                                          1996         1995         1994
       United States                       47%          52%          48%
       Europe                              25           19           28
       Far East                            23           24           18
       Other                                5            5            6


NOTE 5:  SIGNIFICANT CUSTOMERS

       One customer individually represented approximately 21% of revenues in 1994. No individual customer accounted for greater than 10% of revenues in 1996 or 1995.

NOTE 6:  INCOME TAXES

       The components of income before provision for income taxes are as follows:

       (Thousands)

       FOR THE YEAR                   1996          1995          1994
       Domestic                      $3,985        $5,762        $3,306
       Foreign                          312           441            36
                                     ------        ------        ------
       Total                         $4,297        $6,203        $3,342
                                     ======        ======        ======

--------------------------------------------------------------------------------


       For the years ended December 31, 1996, 1995 and 1994, the Company's provision for income taxes are as shown below.

       (Thousands)

                                   FEDERAL         STATE         TOTAL
       DECEMBER 31, 1996
          CURRENT                  $   (50)       $    31       $   (19)
          DEFERRED                     578            178           756
                                   -------        -------       -------
                                   $   528        $   209       $   737
                                   =======        =======       =======
       DECEMBER 31, 1995
          Current                  $ 1,163        $   234       $ 1,397
          Deferred                    (441)           174          (267)
                                   -------        -------       -------
                                   $   722        $   408       $ 1,130
                                   =======        =======       =======
       DECEMBER 31, 1994
          Current                  $    --        $    21       $    21
          Deferred                     495            146           641
                                   -------        -------       -------
                                   $   495        $   167       $   662
                                   =======        =======       =======


       The differences between the statutory United States federal income tax rate of 34% versus the Company's effective tax rate are as follows:

       (Thousands)

       FOR THE YEAR                                       1996             1995             1994
       Tax provision at United States statutory rate   $   1,355         $   1,959        $   1,124
       State income taxes, net of federal benefit            184               269              155
       Utilization of net operating loss carryforwards
          and reduction of valuation reserves               (769)           (1,122)            (622)
       Non-deductible and other                              (33)               24                5
                                                       -----------     -------------     ----------
       Total provision                                 $     737         $   1,130        $     662
                                                       ===========     =============     ==========

--------------------------------------------------------------------------------


       Deferred income taxes and prepaid income taxes are comprised of the following at December 31, 1996 and 1995:

       (Thousands)

                                                        1996        1995
       Revenues recognized for books, not tax         $(5,720)    $(4,409)
       Accelerated tax depreciation                      (240)       (313)
       Joint venture                                     (116)       (116)
                                                      -------     -------
         Total deferred liabilities                    (6,076)     (4,838)
                                                      -------     -------
       Reserve for discontinued operations                 --         125
       Inventory reserves                                 253         201
       Inventory capitalization                           341         160
       Commissions                                        756         572
       Other                                              283         319
       Federal tax net operating loss carryforward        732       1,262
       Federal tax credit carryforwards                 1,804       1,649
                                                      -------     -------
         Total deferred assets                          4,169       4,288
                                                      -------     -------
            Total net deferred liability               (1,907)       (550)
       Valuation allowance                               (296)       (897)
                                                      -------     -------
       Net deferred income taxes                      $(2,203)    $(1,447)
                                                      =======     =======


       The valuation allowance relates to uncertainty surrounding the realization of the deferred tax assets, principally certain tax loss and credit carryforwards. The net change in the valuation allowance between 1996 and 1995 is due primarily to the recognition of net operating loss carryforwards as they were earned in 1996. Realization is dependent on generating sufficient taxable income prior to expiration of the loss carryforwards. As of December 31, 1996, the Company had federal tax net operating loss carryforwards of $2,069,000, which expire beginning in 2007. In addition, the Company has research and development and AMT credit carryforwards of $1,804,000, which expire beginning in 1999. The tax carryforwards are subject to review and possible adjustment by the Internal Revenue Service. Additionally, changes in ownership may limit the utilization of US net operating losses for tax purposes in any one year, deferring the use of these losses to future years. Included in other current assets is a refundable income tax receivable of $1,162,000.


NOTE 7:  EMPLOYEE BENEFITS

       The Company has management incentive and profit sharing plans for its executives and all of its employees. These plans provide for bonuses upon the attainment of stipulated operating income targets. Under these plans, no amounts were expensed in 1996, while $801,000 in expense was recorded for 1995 and $372,000 was recorded for 1994.

       The Company has a deferred 401(k) contribution plan that is available to cover all domestic employees of the Company who have met certain length of service requirements. Subject to non-discriminatory restrictions on highly compensated employees, participants can voluntarily contribute up to 17% of their compensation to the plan, and the Company, at its discretion, may match this contribution up to a stipulated percentage. The Company's expense under the plan was $191,000, $172,000 and $136,000 for the years ended December 31, 1996, 1995 and 1994, respectively.

NOTE 8:  PREFERRED STOCK

       The Company has three classes of preferred stock. Its Class A Cumulative Redeemable Preferred Stock has a par value of $1 per share and has 2,000,000 shares authorized. During 1995, the Company redeemed the final 567,150 shares of Class A Cumulative Redeemable Preferred Stock for $567,150, plus the dividends due of $283,575 related to these shares. As of December 31, 1996 and 1995, no shares are outstanding. Its Class AA Redeemable Convertible Preferred Stock has a par value of $0.01 per share. During 1995, all the holders of Class AA stock converted their shares to common shares on a one-share-for-one-share basis. As of December 31, 1996 and 1995, no shares are issued or outstanding. The Company also has authorized 5,000,000 shares of Series Preferred Stock with a par value of $1 per share. As of December 31, 1996 and 1995 no shares are issued or outstanding.


NOTE 9:  STOCK OPTION AND PURCHASE PLANS

       The Company has two stock option plans. The 1989 Stock Plan for Directors (1989 Plan) provides for stock options to certain directors of the Company. The 1993 Equity Incentive Plan (1993 Plan) provides for stock options for selected key employees and the Company's non-employee directors. Under the terms of the 1993 Plan, other stock awards can also be granted at the discretion of the Company's Board of Directors.

       Under each plan, options are exercisable at a price not less than fair market value at the date of the grants. The 1989 Plan options expire over seven years and the 1993 Plan options expire over periods not to exceed 10 years. Shares available for future stock option grants, pursuant to these plans, are 330,763 at December 31, 1996, 449,323 at December 31, 1995, and 447,783 at December 31, 1994.

       A summary of all stock option activity for the years ended December 31, 1996, 1995 and 1994 is as follows:

                                        1996                 1995                  1994

                                           WEIGHTED              Weighted               Weighted
                                 NUMBER     AVERAGE    Number     Average    Number     Average
                                   OF        PRICE       of        Price       of        Price
                                 SHARES    PER SHARE   Shares    Per Share   Shares    Per Share
       Outstanding at
           beginning of year     120,045     $1.98     257,612     $1.71     199,169     $1.47
       Granted                   130,100      4.49       2,000      4.25     107,400      2.00
       Exercised                 (49,510)     1.69    (136,027)     1.50     (47,565)     1.41
       Forfeited                 (11,540)     4.32      (3,540)     2.00      (1,392)     1.48
                                --------     -----    --------     -----    --------     -----
       Outstanding at
           end of year           189,095     $3.64     120,045     $1.98     257,612     $1.71
                                ========     =====    ========     =====    ========     =====
       Options exercisable
           at end of year         36,517     $2.05      52,782     $1.87     151,787     $1.50
                                ========     =====    ========     =====    ========     =====

       At December 31, 1996 the outstanding options have exercise prices ranging from $ 1.38 to $ 5.00 and a weighted average remaining contractual life of 4.4 years.

       The Company has an Employee Stock Purchase Plan. Under the terms of the plan, employees are entitled to purchase shares of common stock at the lower of 85% of fair market value at the beginning or the end of each six-month option period. A total of 300,000 shares has been reserved for issuance under this plan, of which 74,579 remain available at December 31, 1996. During 1996, a total of 15,970 shares were purchased at prices ranging from $2.55 to $3.61 per share.

       The Company applies Accounting Principles Board Opinion No. 25 and related Interpretations in accounting for its stock option and purchase plans. Accordingly, no compensation cost has been recognized related to the plans. Had compensation cost for the plans been determined based on the fair value at the grant dates for the awards under these plans consistent with SFAS No. 123, "Accounting for Stock-Based Compensation", the Company's net income and net income per share would have been reduced to the pro forma amounts indicated below:

                                                        1996        1995
                                                      --------    --------
            Net income            As reported         $  3,560    $  5,073
                                  Pro forma              3,516       5,063

            Income per share      As reported         $   0.49    $   0.68
                                  Pro forma               0.48        0.68

       Pro forma compensation costs were estimated using the Black-Scholes option pricing model using the following weighted average assumptions for grants in 1996 and 1995, respectively: a dividend yield rate of 0 for each year: expected lives of 4.5 and 1.2 years; expected volatility of 55.3% and 66.9%; and risk free interest rates of 6.2% and 6.3%. The weighted average fair value of options granted during 1996 and 1995 was $2.29 and $1.99, respectively.

       As the SFAS No. 123 presentation has not been applied to options granted prior to January 1, 1995, the resulting reduction in net earnings and earnings per share may not be representative of that to be expected in future years.



NOTE 10:  DISCONTINUED OPERATIONS

       On March 6, 1992, the Company concluded the sale of its Bruce Systems business into a joint venture with Kokusai Electric Co., Ltd., whereby the Company has retained a 19.4% ownership interest in Bruce Technologies International, Inc.. The Company's investment in BTI at December 31, 1995 was $3,476,000, and the Company accounted for this investment under the cost method.

       On June 8, 1996, the Company sold its investment in BTI for $ 7,000,000. As a result the Company recognized a pretax gain on this investment of $ 3,400,000, net of direct costs.

--------------------------------------------------------------------------------


NOTE 11:  RELATED PARTY TRANSACTIONS

       During 1996 and 1995, certain transactions were made between the Company and certain related parties, all of which were at arms length. These transactions included payments to one of the Company's directors for consulting services of $15,000 and $14,000 in 1996 and 1995, respectively. These consulting services were provided to aid the Company in developing its Far East customer market expansion. The Company also had related party transactions with respect to the purchase of certain software development and components from a company which is partially owned by one of the Company's key employees. The amount of contract software and hardware purchased from this party in the ordinary course of doing business was $769,000 and $818,000 in 1996 and 1995, respectively; as well, $81,000 and $73,000 is included in trade accounts payable on the Consolidated Balance Sheets at December 31, 1996 and 1995, respectively.



NOTE 12:  SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

       (Thousands)

                                                      1996     1995     1994
       Cash paid during the year for-
           Interest                                  $  599   $  563   $  609
           Income taxes                               1,778       85      474

       Supplemental schedule of noncash financing
         activities-
           Class AA Preferred Stock Conversion           --    1,200       --
           Accrual of preferred stock dividends          --       96      160
                                                     ======   ======   ======


NOTE 13:  DISCLOSURES ABOUT THE FAIR VALUE OF FINANCIAL INSTRUMENTS

       The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate that value:

              a. Cash and Cash Equivalents - The carrying amount of these assets on the Company's Consolidated Balance Sheet approximates their fair value because of the short maturity of these instruments

              b. Long-term Debt and Capital Lease Obligations - The fair value of this long-term indebtedness as of December 31, 1996 was approximately $3,526,000, based on a discounted cash flow analysis, using the prevailing cost of capital for the Company as of that date.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
--------------------------------------------------------------------------------

To BTU International, Inc.:


We have audited the accompanying consolidated balance sheets of BTU International, Inc. (a Delaware corporation) and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of operations, stockholders' investment and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BTU International, Inc. and subsidiaries as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.





                                    ARTHUR ANDERSEN LLP

Boston, Massachusetts
February 12, 1997

                        FINANCIAL INFORMATION BY QUARTER
                                   (UNAUDITED)

(Thousands, except per share amounts)

                                                    MARCH 31,   JUNE 30,  SEPT. 29,   DEC. 31,
1996     NET SALES                                   $11,748    $11,746    $10,373    $11,944
                                                     ----------------------------------------
         GROSS PROFIT                                  5,248      4,761      4,280      4,754
                                                     ----------------------------------------
         OPERATING INCOME                                507        404        117         42
                                                     ----------------------------------------
         NET INCOME                                      357      3,093         74         36
                                                     ----------------------------------------
         NET INCOME APPLICABLE TO
           COMMON STOCKHOLDERS                       $   357    $ 3,093    $    74    $    36
                                                     ========================================
         NET INCOME PER SHARE                        $  0.05    $  0.42    $  0.01    $  0.01
                                                     ========================================
         WEIGHTED AVERAGE SHARES OUTSTANDING           7,357      7,339      7,361      7,322
                                                     ========================================

                                                     April 2,   July 2,    Oct. 1,    Dec. 31,
1995     Net sales                                   $12,973    $14,951    $16,100    $14,250
                                                     ----------------------------------------
         Gross profit                                  6,201      6,747      7,131      6,173
                                                     ----------------------------------------
         Operating income                              1,545      1,713      1,843      1,302
                                                     ----------------------------------------
         Net income                                    1,156      1,359      1,482      1,076
                                                     ----------------------------------------
         Dividends accrued-preferred stock                44         44          5         --
                                                     ----------------------------------------
         Net income applicable to
           common stockholders                       $ 1,112    $ 1,315    $ 1,477    $ 1,076
                                                     ========================================
         Net income per share                        $  0.15    $  0.18    $  0.20    $  0.15
                                                     ========================================
         Weighted average shares outstanding           7,314      7,238      7,382      7,378
                                                     ========================================

                                                     APRIL 3,   JULY 3,    OCT. 2,    DEC. 31,
1994     Net sales                                   $ 9,827    $ 9,505    $11,717    $12,293
                                                     ----------------------------------------
         Gross profit                                  4,497      4,211      5,371      5,966
                                                     ----------------------------------------
         Operating income                                593        530      1,188      1,403
                                                     ----------------------------------------
         Net income                                      406        384        826      1,064
                                                     ----------------------------------------
         Dividends accrued-preferred stock                56         44         30         30
                                                     ----------------------------------------
         Net income applicable to
           common stockholders                       $   350    $   340    $   796    $ 1,034
                                                     ========================================
         Net income per share                        $  0.05    $  0.05    $  0.11    $  0.14
                                                     ========================================
         Weighted average shares outstanding           7,144      7,135      7,216      7,294
                                                     ========================================

                                   (UNAUDITED)


COMMON STOCK MARKET PRICES PER SHARE FOR THE QUARTERS ENDED        HIGH                LOW
MARCH 31, 1996                                                    $ 7 3/8            $4 3/16
JUNE 30, 1996                                                       6 1/4             3 7/8
SEPTEMBER 29, 1996                                                  4 1/4             2 7/8
DECEMBER 31, 1996                                                   3 9/16            2 5/8
                                                                  =======            =======


April 2, 1995                                                     $ 5 3/4            $3 7/8
July 2, 1995                                                        9 1/4             4 1/4
October 1, 1995                                                    13 7/8             8 1/4
December 31, 1995                                                  12 1/2             4 1/2
                                                                  =======            =======

April 3, 1994                                                     $ 2 1/2            $1 3/4
July 3, 1994                                                        2 5/16            1 3/4
October 2, 1994                                                     4 1/8             1 3/4
December 31, 1994                                                   5 1/4             3 1/2
                                                                  =======            =======


The Company's common stock is traded in The Nasdaq National Market under the symbol BTUI. There were approximately 514 stockholders of record as of March 21, 1997.

CORPORATE INFORMATION


TRANSFER AGENT                                               HEADQUARTERS
Bank of Boston                                               BTU International, Inc.
C/O Boston EquiServe, L.P.                                   23 Esquire Road
Mail Stop 45-02-64                                           North Billerica, Massachusetts 01862
PO Box 644
Boston, Massachusetts 02105-0644

                                                             OFFICERS
STOCK LISTING                                                Paul J. van der Wansem
BTU International, Inc. common stock                         Chairman, President and Chief Executive Officer
is traded on The Nasdaq
National Market under the                                    David H. Barry
symbol "BTUI."                                               Vice President and General Manager

                                                             Thomas P. Kealy
SEC FORM 10-K                                                Vice President, Corporate Controller and
A copy of the company's Form 10-K,                              Chief Accounting Officer
filed with the Securities and Exchange
Commission (SEC), is available
without charge upon written request to:                      DIRECTORS
                                                             Paul J. van der Wansem
Vice President, Corporate Controller                         Chairman, President and Chief Executive Officer
BTU International, Inc.
23 Esquire Road                                              Alexander V. d'Arbeloff
North Billerica, Massachusetts 01862                         Chairman, and Chief Executive Officer
(508) 667-4111, extension 106                                Teradyne, Inc.

                                                             David A.B. Brown
GENERAL COUNSEL                                              President
Ropes & Gray                                                 The Windsor Group, Inc.
One International Place
Boston, Massachusetts 02110                                  Dr. Jeffrey Chuan Chu
                                                             Chairman
                                                             Columbia International Corporation
INDEPENDENT PUBLIC
ACCOUNTANTS
Arthur Andersen LLP                                          AUDIT COMMITTEE
225 Franklin Street                                          Alexander V. d'Arbeloff
Boston, Massachusetts 02110                                  David A.B. Brown
                                                             Dr. Jeffrey Chuan Chu

ANNUAL MEETING
The annual meeting of stockholders                           COMPENSATION COMMITTEE
will be held on May 30, 1997                                 Alexander V. d'Arbeloff
at 10:00 AM EST at BTU International,                        David A.B. Brown
23 Esquire Road, North Billerica,                            Dr. Jeffrey Chuan Chu
Massachusetts 01862