Form 10-K405, Exhibit 13
period 1997-12-31
BTU INTERNATIONAL INC
filed 1998-03-31
CIK 840883

                                FINANCIAL REVIEW

SELECTED CONSOLIDATED FINANCIAL DATA:
(Thousands, except per share amounts)
FOR THE YEARS ENDED DECEMBER 31,                        1997            1996           1995          1994          1993

STATEMENT OF OPERATIONS DATA:
    Net sales                                        $  52,118       $ 45,811       $  58,274      $43,342      $  36,980
    Cost of goods sold                                  30,431         26,768          32,022       23,297         21,759
-------------------------------------------------------------------------------------------------------------------------
    Gross profit                                        21,687         19,043          26,252       20,045         15,221
    Selling, general and administrative                 15,349         14,123          15,583       12,697         10,948
    Research, development and engineering                3,808          3,850           4,266        3,634          2,612
    Restructuring charge                                   530              -               -            -              -
-------------------------------------------------------------------------------------------------------------------------
    Operating income                                     2,000          1,070           6,403        3,714          1,661
    Interest income                                        478            344             273          188            100
    Interest expense                                      (488)          (599)           (563)        (609)          (611)
    Gain on sale of investment                               -          3,400               -            -              -
    Other income (expense), net                           (341)            82              90           49            (33)
--------------------------------------------------------------------------------------------------------------------------
    Income before Provision for income taxes             1,649          4,297           6,203        3,342          1,117
    Provision for income taxes                             399            737           1,130          662            107
-------------------------------------------------------------------------------------------------------------------------
    Net income                                           1,250          3,560           5,073        2,680          1,010
    Dividends - preferred stock                              -              -             (93)        (160)          (181)
-------------------------------------------------------------------------------------------------------------------------
    Net income applicable to common
       stockholders                                  $   1,250       $  3,560       $   4,980      $ 2,520      $     829
=========================================================================================================================
    Earnings per share:
       Basic                                         $    0.17       $   0.49       $    0.69    $    0.36      $    0.12
       Diluted                                       $    0.17       $   0.49       $    0.68    $    0.35      $    0.12
--------------------------------------------------------------------------------------------------------------------------
    Weighted average number of shares outstanding
        Basic Shares                                     7,291          7,304           7,230        7,097          7,059
        Diluted Shares                                   7,336          7,338           7,320        7,195          7,143
=========================================================================================================================


AS OF DECEMBER 31,                                      1997            1996           1995          1994          1993

BALANCE SHEET AND OTHER DATA:
    Cash and cash equivalents                        $  11,873       $ 10,218       $   6,145      $ 6,896      $   4,754
    Working capital                                     26,098         25,268          18,005       13,433         10,923
    Total assets                                        40,379         36,763          35,834       30,965         25,845
    Long-term debt                                       5,313          5,352           5,715        6,050          6,315
    Redeemable preferred stock                               -              -               -        1,200          1,767
    Stockholders' investment                            23,558         22,207          18,696       11,950          9,331
    Book value per share                                  3.22          3.05             2.56         1.73           1.36
    Total employees                                        306           323              406          322            316
                                                     ====================================================================

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
--------------------------------------------------------------------------------



RESULTS OF OPERATIONS

The following table shows the percentage of net sales that certain elements of the Consolidated Statements of Operations represent:

YEARS ENDED DECEMBER 31,                    1997        1996        1995

Net sales                                  100.0%      100.0%      100.0%

Cost of goods sold                          58.4%       58.4%       55.0%
                                          -------------------------------

Gross profit                                41.6%       41.6%       45.0%

Operating expenses:

  Selling, general and administrative       29.5%       30.8%       26.7%

  Research, development and engineering      7.3%        8.4%        7.3%

  Restructuring Charges                      1.0%        0.0%        0.0%
                                          -------------------------------

Operating income                             3.8%        2.4%       11.0%

Interest income                              0.9%        0.7%        0.4%

Interest expense                            (0.9%)      (1.3%)      (1.0%)

Gain on sale of investment                   0.0%        7.4%        0.0%

Other income (expense), net                 (0.6%)       0.2%        0.2%
                                          -------------------------------

Income before income taxes                   3.2%        9.4%       10.6%

Income tax provision                         0.8%        1.6%        1.9%
                                          -------------------------------

Net income                                   2.4%        7.8%        8.7%
                                          ===============================



1997 COMPARED TO 1996

During 1997 net sales increased by $ 6.3 million to $52.1 million, representing an increase of 13.8% versus 1996. A strong increase in sales occurred for the surface mount technology products which are primarily used by our large multinational customers, as many of these customers increased their capital expenditures significantly during 1997 as compared to 1996. Sales of the Company's high temperature equipment declined in 1997, primarily due to a decrease in demand for our walking beam and pusher furnaces used in nuclear fuel and ceramic sintering.

There were no material variations in the geographic dispersion of net sales for 1997 as compared to 1996. The effect of price changes for specific products has not materially impacted the change in net sales for the periods presented.

Gross profit increased by $ 2.6 million, or 13.9%, in 1997 as compared to 1996. Gross profit as a percentage of sales remained at 41.6.% for 1997 as in 1996. The increase in gross profit dollars for 1997 was due to the total increase in revenues versus 1996. The increase in surface mount technology sales where margins increased was offset by the decrease in high temperature sales which generally generate a higher gross margin percentage, these factors combined generated the same overall gross margin percent in both 1997 and 1996.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
--------------------------------------------------------------------------------
Selling, general and administrative expenses increased in 1997 by $1.2 million, or 8.7%, but decreased as a percentage of net sales to 29.5% compared to 30.8% in 1996. The higher costs in 1997 are primarily the result of: $ 0.5 million increase in commissions related to the higher sales level; and a $0.6 million increase in sales and service cost primarily in the Far East were the Company established new direct sales and service offices.

Research, development and engineering expenses in 1997 decreased by $42,000 , or 1.1%, and decreased as a percentage of net sales to 7.3% compared to 8.4% in 1996. The Company is committed to continue investing in new technologies and is pursuing new product developments in order to support growing customer requirements.

Restructuring Charge - During the first quarter of 1997 the Company incurred a restructuring charge of $530,000 related primarily to severance costs incurred as a result of certain changes in the manner the Company conducts its business. This charge represented one-time costs regarding actions taken in response to a shift in the amount of out-sourced material and a change to a direct approach to sales and service support in certain Far East territories.

Interest income increased by $134,000 or 39.0% in 1997 compared to 1996. This increase in interest income is due to the higher investment balances in 1997 versus 1996.

Interest Expense decreased in 1997 by $ 111,000 or 18.5% compared to 1996. The decrease is primarily due to the lower level of interest expense on the new mortgage, which carries a lower interest rate, as of June 30, 1997.

Other Income and (Expense) reflects various non-operating expenses incurred during 1997. The Company incurred a one-time charge of $ 271,000 for an adverse jury determination regarding a California service representative during the second quarter of 1997, this represents the majority of other expenses.

Income taxes decreased in 1997 by $338,000 when compared to 1996. This decrease is directly related to the decrease in income before income taxes, primarily due the gain on sale of investment in 1996 which generated $3.4 million in pre-tax income in 1996. The Company has recorded an effective tax rate for 1997 of 24.2%, as compared to an effective tax rate of 17.2% for 1996. These compare to the statutory USA Federal rate of 34%. The 1997 provision reflects the use of certain NOL carryforwards available to the Company's U.K. subsidiary, which was profitable in 1997. During 1996 the Company recorded the benefit of net operating losses utilized, resulting in the lower effective tax rates.

1996 COMPARED TO 1995

During 1996 net sales decreased by $12.5 million to $45.8 million, representing a decrease of 21.4% versus 1995. The major decrease in sales occurred in the high-end surface mount technology products. These products are primarily used by our large multinational customers. Most of these customers did significantly decrease their capital expenditures in line with the slowdown in the electronics industry during 1996. Sales of the company's mid-range surface mount technology products continued to grow in part due to the increase in new customers.

There were no material variations in the geographic dispersion of net sales for 1996 as compared to 1995. The effect of price changes for specific products has not materially impacted the change in net sales for the periods presented.

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

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
--------------------------------------------------------------------------------

Interest income increased by $71,000 in 1996 compared to 1995. This increase in interest income is due to the investment of additional cash resulting from the sale of the Company's minority interest in Bruce Technologies International Inc.
(BTI) in June 1996.

On June 8, 1996 the Company sold its 19.4% investment in BTI for $ 7,000,000, resulting in a pretax gain of $ 3,400,000, net of direct costs.

Income taxes decreased in 1996 by $393,000 compared to 1995. This decrease is directly related to the decrease in income before income taxes generated by the lower sales level in 1996. The Company has recorded an effective tax rate during 1996 of 17.5%, as compared to an effective tax rate of 18.2% during 1995. These compare to the statutory USA Federal rate of 34%. During 1996 and 1995, the Company has recorded the benefit of net operating losses utilized, resulting in the lower effective tax rates.

LIQUIDITY AND CAPITAL RESOURCES

During 1997, the Company completed two financing agreements. The Company refinanced its mortgage note payable with the same institution. In addition, to provide greater flexibility in working capital and potential expansion in the future, the Company expanded its line of credit by entering into a new long term credit agreement with a Bank.

The Company has an unsecured revolving line of credit with a bank which allows for the aggregate of borrowings and/or letters of credit of up to $14,000,000. Borrowings are available to the Company at either the Bank's base rate or a Eurodollar rate, as elected by the Company. This loan agreement is available to the Company until April 30, 2002, and is subject to certain financial covenants.

The Company has a mortgage note, which is secured by its land and building. The Mortgage note payable had an outstanding balance at December 31, 1997 of $5,519,000. The Company refinanced the mortgage note payable with the same institution on June 30, 1997, extending the maturity date to July 1, 2004. The mortgage requires monthly payments of $53,922, including interest at 8.125%. A final balloon payment of $3,825,000 is due at maturity.

During 1997, the Company has invested approximately $ 1,300,000 in capital improvements primarily to enhance the level of quality in the Company's products through an improved manufacturing facility. The Company does not presently have any outstanding commitments for capital expenditures that would have a material impact on the Company's liquidity and future capital resources.

The Company expects that its current cash position, ability to borrow necessary funds, as well as cash flows from operations will be sufficient to meet its corporate, operating and capital requirements into 1999.

OTHER MATTERS

The impact of inflation and the effect of foreign exchange rate changes during 1997 has had an immaterial impact on the Company's business and financial results.

The Company has assessed and continues to assess the impact of the Year 2000 issue on its operations from both a product and operational basis. Additionally, the Company has begun an assessment of its supplier compliance with Year 2000 issues. Although final costs have yet to be determined, it is anticipated that these Year 2000 costs will not materially impact the financial results of the Company.

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

        CONSOLIDATED BALANCE SHEETS
        (Thousands, except share amounts)
        As of December 31,                                          1997      1996
ASSETS  CURRENT ASSETS
          Cash and cash equivalents (Notes 1 and 12)              $11,873   $10,218
          Trade accounts receivable, less reserves of $160
             in 1997 and 1996,  (Note 1)                           12,334    10,630
          Inventories (Note 1)                                     10,028     9,760
          Other current assets (Note 6)                             1,124     1,661
        ---------------------------------------------------------------------------
          TOTAL CURRENT ASSETS                                     35,359    32,269
        ---------------------------------------------------------------------------
        PROPERTY, PLANT AND EQUIPMENT, AT COST (NOTES 1 AND 3)
          Land                                                        210       210
          Buildings and improvements                                5,949     5,591
          Machinery and equipment                                   5,783     5,021
          Furniture and fixtures                                      749       731
        ---------------------------------------------------------------------------
                                                                   12,691    11,553
          Less-accumulated depreciation                             8,077     7,288
        ---------------------------------------------------------------------------
          NET PROPERTY, PLANT AND EQUIPMENT                         4,614     4,265
        Other assets, net of accumulated amortization of
          $437 in 1997 and $421 in 1996.                              406       229
        ---------------------------------------------------------------------------
          TOTAL ASSETS                                            $40,379   $36,763
        ===========================================================================




The accompanying notes are an integral part of these consolidated financial statements.

                CONSOLIDATED BALANCE SHEETS
                (Thousands, except share amounts)
                As of December 31,                                                                  1997             1996
LIABILITIES     CURRENT LIABILITIES
AND                 Current maturities of long-term debt and capital lease obligations (Note 3)  $     224        $     363
STOCKHOLDERS'       Trade accounts payable (Note 10)                                                 6,013            4,124
INVESTMENT          Customer deposits                                                                  428              441
                    Accrued expenses (Note 2)                                                        2,596            2,073
                  ---------------------------------------------------------------------------------------------------------
                    TOTAL CURRENT LIABILITIES                                                        9,261            7,001
                  ---------------------------------------------------------------------------------------------------------
                  Long-term debt and capital lease obligations, less
                    current maturities (Notes 3 and 12)                                              5,313            5,352
                  Deferred income taxes (Notes 1 and 6)                                              2,247            2,203
                  ---------------------------------------------------------------------------------------------------------
                    TOTAL LIABILITIES                                                               16,821           14,556
                  ---------------------------------------------------------------------------------------------------------

                  Commitments and contingencies (Note 3)

                  STOCKHOLDERS' INVESTMENT (NOTE 8)
                    Series preferred stock, $1 par value-
                      Authorized-5,000,000 shares; Issued and outstanding-none                           -                -
                    Common stock, $.01 par value-
                      Authorized-25,000,000 shares; Issued-7,674,923 and 7,635,167 shares
                      at December 31, 1997 and 1996, respectively                                       77               76
                    Additional paid-in capital                                                      20,250           20,115
                    Retained earnings                                                                4,061            2,811
                    Less treasury stock- 355,281 shares, at cost,
                      at December 31, 1997 and 1996                                                 (1,183)          (1,183)
                  ---------------------------------------------------------------------------------------------------------
                                                                                                    23,205           21,819
                    Cumulative translation adjustment (Note 1)                                         353              388
                  ---------------------------------------------------------------------------------------------------------
                    TOTAL STOCKHOLDERS' INVESTMENT                                                  23,558           22,207
                  ---------------------------------------------------------------------------------------------------------
                    TOTAL LIABILITIES AND STOCKHOLDERS' INVESTMENT                               $  40,379        $  36,763
                  =========================================================================================================




The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS
(Thousands, except per share amounts)
FOR THE YEARS ENDED DECEMBER 31,                                   1997                1996                1995

NET SALES (NOTES 1, 4,  AND 5)                                  $  52,118           $  45,811           $  58,274

Cost of goods sold                                                 30,431              26,768              32,022
                                                                -------------------------------------------------

GROSS PROFIT                                                       21,687              19,043              26,252

Selling, general and administrative (Note 10)                      15,349              14,123              15,583

Research, development and engineering (Note 1)                      3,808               3,850               4,266

Restructuring charge                                                  530                   -                   -
                                                                -------------------------------------------------

OPERATING INCOME                                                    2,000               1,070               6,403

Interest income                                                       478                 344                 273

Interest expense (Note 3)                                            (488)               (599)               (563)

Gain on sale of investment (Note 9)                                     -               3,400                   -

Other income (expense)                                               (341)                 82                  90
                                                                -------------------------------------------------

INCOME BEFORE PROVISION FOR INCOME TAXES                            1,649               4,297               6,203

Provision for income taxes (Notes 1 and 6)                            399                 737               1,130
                                                                -------------------------------------------------

NET INCOME                                                          1,250               3,560               5,073

Dividends accrued-Class A and AA redeemable
   preferred stock                                                      -                   -                 (93)
                                                                -------------------------------------------------

NET INCOME APPLICABLE TO COMMON
   STOCKHOLDERS                                                 $   1,250           $   3,560           $   4,980
                                                                =================================================

EARNINGS PER SHARE
------------------

    BASIC                                                       $    0.17           $    0.49           $    0.69

    DILUTED                                                     $    0.17           $    0.49           $    0.68
                                                                =================================================

WEIGHTED AVERAGE NUMBER  OF SHARES OUTSTANDING
----------------------------------------------

    BASIC SHARES                                                    7,291               7,304               7,230

    EFFECT OF DILUTIVE OPTIONS                                         45                  34                  90
                                                                -------------------------------------------------

    DILUTED SHARES                                                  7,336               7,338               7,320
                                                                =================================================



The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' INVESTMENT

(Thousands)
                                                     ADDITIONAL       RETAINED                    CUMULATIVE       TOTAL
                                         COMMON        PAID-IN        EARNINGS       TREASURY     TRANSLATION  STOCKHOLDERS'
                                          STOCK        CAPITAL        (DEFICIT)        STOCK      ADJUSTMENT    INVESTMENT

BALANCE AT DECEMBER 31, 1994            $      72    $  18,226       $ (5,729)      $    (935)   $     316      $  11,950

    Net income                                  -            -          5,073               -            -          5,073

    Translation adjustment                      -            -              -               -           16             16

    Sales of common stock
      (Note 8)                                  2          230              -               -            -            232

    Tax benefit of stock options
      exercised                                 -          318              -               -            -            318

    Conversion of preferred
      AA shares                                 2        1,198              -               -            -          1,200

    Dividends declared
                                                -            -            (93)              -            -            (93)
                                        ---------------------------------------------------------------------------------

BALANCE AT DECEMBER 31, 1995            $      76    $  19,972       $   (749)      $    (935)   $     332      $  18,696
                                        ---------------------------------------------------------------------------------

    Net income                                  -            -          3,560               -            -          3,560

    Translation adjustment                      -            -              -               -           56             56

    Sales of common stock
      (Note 8)                                  -          119              -               -            -            119

    Tax benefit of stock options
      exercised                                 -           24              -               -            -             24

    Purchase of treasury stock                  -            -              -            (248)           -           (248)
                                        ----------------------------------------------------------------------------------

BALANCE AT DECEMBER 31, 1996            $      76    $  20,115       $  2,811       $  (1,183)   $     388      $  22,207
                                        ---------------------------------------------------------------------------------

    NET INCOME                                  -            -          1,250               -            -          1,250

    TRANSLATION ADJUSTMENT                      -            -              -               -          (35)           (35)

    SALES OF COMMON STOCK
      (NOTE 8)                                  1          108              -               -            -            109

    TAX BENEFIT OF STOCK OPTIONS
      EXERCISED                                 -           27              -               -            -             27
                                        ---------------------------------------------------------------------------------

BALANCE AT DECEMBER 31, 1997            $      77    $  20,250       $  4,061       $  (1,183)   $     353      $  23,558
                                        =================================================================================




The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Thousands)
FOR THE YEARS ENDED DECEMBER 31,                                   1997                1996                1995
CASH FLOWS FROM OPERATING ACTIVITIES-

  Net income                                                    $   1,250           $   3,560           $   5,073

  Adjustments to reconcile net income to net cash provided by (used in) operating activities-

    Depreciation and amortization                                     961                 832                 740

    Deferred income taxes                                              44                 756                (267)


    Net gain on sale of investment                                      -              (3,400)                  -

     Net changes in operating assets and liabilities-

       Accounts receivable                                         (1,704)                878              (1,816)

       Inventories                                                   (268)                139              (4,381)

       Other current assets                                           537              (1,232)                949

       Accounts payable                                             1,889                (483)              1,601

       Customer deposits                                              (13)                 45              (1,411)

       Accrued expenses                                               523              (2,564)                547

       Other assets                                                  (193)                 (3)                (13)
                                                                --------------------------------------------------

NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES                 3,026              (1,472)              1,022
                                                                -------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES-
  Purchases of property, plant and equipment, net                  (1,294)               (946)             (1,099)

  Net proceeds from sale of investment                                  -               6,876                   -
                                                                -------------------------------------------------

NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES                (1,294)              5,930              (1,099)
                                                                --------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES-
  Principal payments under long-term debt and
    capital lease obligations                                        (300)               (336)               (310)

  Proceeds from mortgage refinance                                    122                   -                   -

  Issuance of common stock                                            109                 119                 232

  Tax benefit of stock options exercised                               27                  24                 318

   Purchase of treasury stock                                           -                (248)                  -

  Payments of preferred stock dividends                                 -                   -                (363)

  Redemption of Class A preferred stock                                 -                   -                (567)
                                                                -------------------------------------------------

NET CASH USED IN FINANCING ACTIVITIES                                 (42)               (441)               (690)
                                                                -------------------------------------------------

EFFECT OF EXCHANGE RATES ON CASH                                      (35)                 56                  16
                                                                -------------------------------------------------

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                1,655               4,073                (751)

CASH AND CASH EQUIVALENTS, AT BEGINNING OF YEAR                    10,218               6,145               6,896
                                                                -------------------------------------------------

CASH AND CASH EQUIVALENTS, AT END OF YEAR                       $  11,873           $  10,218           $   6,145
                                                                =================================================


Supplemental disclosures of cash flow information are included in Note 11. The accompanying notes are an integral part of these consolidated financial statements.

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

       Inventories consist of:
       (Thousands)
       DECEMBER 31,                                                 1997             1996

       Raw materials and manufactured components                $   4,883         $  5,660
       Work-in-process                                              3,723            2,527
       Finished goods                                               1,422            1,573
                                                                --------------------------
                                                                $  10,028         $  9,760
                                                                ==========================

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

  i.   Revenue Recognition

       Revenue is recognized based upon shipment of product to the customer, except for large contracts that are not completed within the normal operating cycle of the business which are accounted for on a percentage completion basis. Under the percentage completion method, revenues are recognized in proportion to costs incurred compared to total estimated costs, full provision is made for any anticipated loss. No percentage completion revenues were recorded at December 31, 1997. Amounts related to such contracts included in net sales were $1,361,000 and $1,102,000 for the years ended December 31, 1996 and 1995, respectively.

  j.   Research, Development and Engineering

       Research, development and engineering costs are charged to expense as incurred.

  k.   Earnings Per Share Information

       Earnings per share in 1997, 1996 and 1995 have been restated to comply with the Statement of Financial Accounting Standards (SFAS) No. 128 "Earning Per Share." Under SFAS No. 128, Earnings Per Share (EPS) is presented under two calculations, Basic and Diluted. Basic EPS is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding during the period. Diluted EPS is computed using the weighted average number of common and dilutive potential common shares outstanding during the period, using the treasury stock method. Options outstanding that were not included in the determination of diluted EPS, because they were antidilutive were 42,500, 123,800 and 0 in 1997,1996 and 1995 respectively.

  l.   Reclassification

       Certain prior year financial statement information has been reclassified to conform with the current year presentation.

--------------------------------------------------------------------------------

NOTE 2:  ACCRUED EXPENSES

       Accrued expenses at December 31, 1997 and 1996 consisted of the following:

       (Thousands)
                                                                     1997             1996

       Accrued commissions                                      $   1,441         $  1,112
       Accrued warranty                                               459              414
       Accrued income taxes                                             -               41
       Accrued bonus                                                   89                -
       Other                                                          607              506
                                                                --------------------------

                                                                $   2,596         $  2,073
                                                                ==========================



NOTE 3:  DEBT, CAPITAL LEASES, COMMITMENTS AND CONTINGENCIES

       Debt at December 31, 1997 and 1996 consisted of the following:

       (Thousands)
                                                                     1997             1996

       Mortgage note payable                                    $   5,519         $  5,664
       Capital lease obligations, interest rates ranging
         from 6.9% to 9.6%, net of interest of $2
         and $6 in 1997 and 1996, respectively                         18               51
                                                                --------------------------
                                                                    5,537            5,715
       Less-current maturities                                        224              363
                                                                --------------------------
                                                                $   5,313         $  5,352
                                                                ==========================

       The mortgage note payable is secured by the Company's land and building and requires monthly payments of $53,922, including interest at 8.125%. This mortgage note payable was refinanced with the same institution on June 30, 1997, extending the maturity date to July 1, 2004. The new agreement requires a final balloon payment of $ 3,825,000 at maturity.

       The previous mortgage required a monthly payment of $ 68,500 including interest at 9.0%, these terms were in affect until June 30, 1997.

--------------------------------------------------------------------------------

       Under the terms of the debt, the minimum repayments of long-term debt and capital lease obligations by year are as follows:

       (Thousands)
                                      8.125%            CAPITAL
                                     MORTGAGE           LEASES           TOTAL

       1998                         $     206           $    18        $     224
       1999                               224                 -              224
       2000                               242                 -              242
       2001                               263                 -              263
       2002                               285                 -              285
       2003                               310                 -              310
       2004                             3,989                 -            3,989
                                    --------------------------------------------
                                    $   5,519           $    18        $   5,537
                                    ============================================


       At December 31, 1997, the Company has an unsecured revolving line of credit, with a US bank, which allows for aggregate borrowings and/or letters of credit of up to $14,000,000. Borrowings are available to the Company at either the Bank's base rate or a Eurodollar rate, as elected by the Company. This loan agreement is available to the Company until April 30, 2002, subject to the maintenance of certain financial covenants. At December 31, 1997, the Company was in compliance with all covenants of this agreement. As of December 31, 1997, no amounts were outstanding under this unsecured revolving line of credit. Available borrowings under the line were reduced by $ 71,000 which was committed under a stand by letter of credit.

       The Company conducts its UK operations in a facility that is under a long-term operating lease expiring in 2010. Rent expense under this lease was approximately $143,000 in 1997, $145,000 in 1996 and $205,000 in
       1995. In 1994, the Company sublet a portion of this leased space. The initial term of the sublease is five years. Under the terms of the sublease the Company will receive approximately $132,000 per year. At the end of the initial five year sublet period, the sublease can be extended at market rates for two subsequent and concurrent five year periods. As of December 31, 1997, assuming the sublease is not extended, the future minimum lease commitment for this facility is $3,130,000, payable as follows $145,000 for each year 1998 and 1999, $250,000 for the year 2000, $280,000 for each year 2001 and 2002 and $2,030,000 thereafter through 2010.

       The Company is a party to various claims arising in the normal course of business. Management believes the resolution of these matters will not have a material impact on the Company's results of operations or financial condition.

NOTE 4:  FOREIGN OPERATIONS

       Export sales were $26,057,000 in 1997, $24,380,000 in 1996 and
       $27,767,000 in 1995.

       The following table shows the percentages of the Company's revenues by geographic region, for the last three years:

                                        1997               1996             1995

       United States                     50%                47%              52%
       Europe                            23                 25               19
       Far East                          24                 23               24
       Other                              3                  5                5

--------------------------------------------------------------------------------

NOTE 5:  SIGNIFICANT CUSTOMERS

       One customer individually represented approximately 14% of revenues in 1997. No individual customer accounted for greater than 10% of revenues in 1996 or 1995.

NOTE 6:  INCOME TAXES

       The components of income before provision for income taxes are as follows:

       (Thousands)
       FOR THE YEAR                    1997              1996             1995

       Domestic                     $   1,040         $   3,985        $   5,762
       Foreign                            609               312              441
                                    --------------------------------------------
       Total                        $   1,649         $   4,297        $   6,203
                                    ============================================


       For the years ended December 31, 1997, 1996 and 1995, the Company's provision for income taxes are as shown below:

      (Thousands)
                                       FEDERAL          STATE            FOREIGN           TOTAL

      DECEMBER 31, 1997
         CURRENT                    $     308         $      47        $       0       $     355
         DEFERRED                          39                 5                0              44
                                    ------------------------------------------------------------
                                    $     347         $      52        $       0       $     399
                                    ============================================================
       DECEMBER 31, 1996
         Current                    $     (50)        $      31        $       0       $     (19)
         Deferred                         578               178                0             756
                                    ------------------------------------------------------------
                                    $     528         $     209        $       0       $     737
                                    ============================================================
       DECEMBER 31, 1995
         Current                    $   1,163         $     234        $       0       $   1,397
         Deferred                        (441)              174                0            (267)
                                    ------------------------------------------------------------
                                    $     722         $     408        $       0       $   1,130
                                    ============================================================

--------------------------------------------------------------------------------

       The differences between the statutory United States federal income tax rate of 34% versus the Company's effective tax rate are as follows:

       (Thousands)
       FOR THE YEAR                                            1997              1996             1995

       Tax provision at United States statutory rate        $     561         $   1,461        $   2,109
       State income taxes, net of federal benefit                  48               184              269
       Utilization of domestic net operating loss
       carryforwards and reduction of valuation reserves            -              (769)          (1,122)
       Utilization of foreign net operating
        loss carryforwards                                       (189)              (97)            (137)
       Non-deductible and other                                   (21)              (42)              11
                                                            --------------------------------------------
       Total provision                                      $     399         $     737        $   1,130
                                                            ============================================


       Deferred income taxes and prepaid income taxes are comprised of the following at December 31, 1997 and 1996:

       (Thousands)
                                                                     1997             1996

       Revenues recognized for books, not tax                   $  (4,767)        $ (5,720)
       Accelerated tax depreciation                                  (196)            (240)
       Other                                                         (116)            (116)
                                                                --------------------------
         Total deferred liabilities                                (5,079)          (6,076)
                                                                --------------------------
       Inventory reserves                                             233              253
       Inventory capitalization                                        78              341
       Commissions                                                      -              756
       Other                                                          453              283
       Federal tax net operating loss carryforward                    559              732
       Federal tax credit carryforwards                             1,805            1,804
                                                                --------------------------
         Total deferred assets                                      3,128            4,169
                                                                --------------------------
            Total net deferred liability                           (1,951)          (1,907)
       Valuation allowance                                           (296)            (296)
                                                                ---------------------------
       Net deferred income taxes                                $  (2,247)        $ (2,203)
                                                                ===========================

       The valuation allowance relates to uncertainty surrounding the realization of the deferred tax assets, principally certain tax loss and credit carryforwards. Realization is dependent on generating sufficient taxable income prior to expiration of the loss carryforwards. As of December 31, 1997, the Company had federal tax net operating loss carryforwards of $1,645,000, which expire beginning in 2007. In addition, the Company has research and development and AMT credit carryforwards of $1,805,000, which expire beginning in 1999. The tax carryforwards are subject to review and possible adjustment by the Internal Revenue Service. Additionally, changes in ownership may limit the utilization of US net operating losses for tax purposes in any one year, deferring the use of these losses to future years. Included in other current assets is a refundable income tax receivable of $ 587,000 as of December 31, 1997 and $1,162,000 as of December 31, 1996. In addition the Company's UK subsidiary utilized some of it's net operating loss carryforwards to reduce the current consolidated tax provision. The UK subsidiary has $ 2,265,000 of net operating loss carryforwards available at December 31, 1997. The benefit of these losses are being recognized as utilized.

--------------------------------------------------------------------------------

NOTE 7:  EMPLOYEE BENEFITS

       The Company has management incentive and profit sharing plans for its executives and all of its employees. These plans provide for bonuses upon the attainment of stipulated earnings per share and operating income targets. Under these plans, $ 89,000 was expensed in 1997, no amounts were expensed in 1996, while $801,000 in expense was recorded in 1995.

       The Company has a deferred 401(k) contribution plan that is available to cover all domestic employees of the Company who have met certain length of service requirements. Subject to non-discriminatory restrictions on highly compensated employees, participants can voluntarily contribute up to 17% of their compensation to the plan, and the Company, at its discretion, may match this contribution up to a stipulated percentage. The Company's expense under the plan was $ 170,000, $191,000 and $172,000 for the years ended December 31, 1997, 1996 and 1995, respectively.

NOTE 8:  STOCK OPTION AND PURCHASE PLANS

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

       Under each plan, the exercise price of the options is not less than fair market value at the date of the grants. The 1989 Plan options expire over seven years and the 1993 Plan options expire over periods not to exceed 10 years. Shares available for future stock option grants, pursuant to these plans, are 127,763 at December 31, 1997, 330,763 at December 31, 1996, and 449,323 at December 31, 1995.

       A summary of all stock option activity for the years ended December 31, 1997, 1996 and 1995 is as follows:

                                                 1997                        1996                       1995

                                                      WEIGHTED                    Weighted                   Weighted
                                         NUMBER        AVERAGE       Number        Average       Number       Average
                                           OF           PRICE          of           Price          of          Price
                                         SHARES       PER SHARE      Shares       Per Share      Shares      Per Share
       Outstanding at
           beginning of year             189,095       $  3.64       120,045       $  1.98       257,612      $  1.71
       Granted                           234,500          3.98       130,100          4.49         2,000         4.25
       Exercised                         (24,405)         2.50       (49,510)         1.69      (136,027)        1.50
       Forfeited                         (31,500)         3.90       (11,540)         4.32        (3,540)        2.00
                                      -------------------------------------------------------------------------------
       Outstanding at
           end of year                   367,690       $  3.91       189,095       $  3.64       120,045      $  1.98
                                      ===============================================================================
       Options exercisable
           at end of year                 66,790       $  2.92        36,517       $  2.05        52,782      $  1.87
                                      ===============================================================================

       At December 31, 1997 the outstanding options have exercise prices ranging from $ 1.38 to $ 6.19 and a weighted average remaining contractual life of 5.6 years.

       The Company has an Employee Stock Purchase Plan. Under the terms of the plan, employees are entitled to purchase shares of common stock at the lower of 85% of fair market value at the beginning or the end of each six-month option period. A total of 300,000 shares has been reserved for issuance under this plan, of which 59,228 remain available at December 31, 1997. During 1997, a total of 15,351 shares were purchased at prices ranging from $2.55 to $3.83 per share.

--------------------------------------------------------------------------------

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

       (Thousands except per share amounts)
       FOR THE YEAR                                       1997           1996           1995

       Net income                 As reported          $  1,250       $  3,560       $  5,073
                                  Pro forma               1,140          3,516          5,063

       Income per diluted share   As reported          $   0.17       $   0.49       $   0.68
                                  Pro forma                0.16           0.48           0.68

       Pro forma compensation costs were estimated using the Black-Scholes option pricing model using the following weighted average assumptions for grants in 1997, 1996 and 1995, respectively: a dividend yield rate of 0 for each year; expected lives of 5.0, 4.5 and 1.2 years; expected volatility of 68.2%, 55.3% and 66.9%; and risk free interest rates of 6.4%, 6.2% and 6.3%. The weighted average fair value of options granted during 1997, 1996 and 1995 was $2.48, $2.29 and $1.99, respectively.

       As the SFAS No. 123 presentation has not been applied to options granted prior to January 1, 1995, the resulting pro forma reduction in net earnings and earnings per share may not be representative of what could be expected in future years.


NOTE 9:  SALE OF INVESTMENT.

       In 1996, the Company sold its 19.4% minority interest in Bruce Technologies International, Inc. (BTI) for $7,000,000. As a result the Company recognized a pretax gain on this investment of $3,400,000, net of direct costs.


NOTE 10:  RELATED PARTY TRANSACTIONS

       During 1997 and 1996, certain transactions were made between the Company and certain related parties, all of which management believes were at arms length. These transactions included payments to two of the Company's directors in 1997 and one director in 1996 for consulting services of $44,000 and $15,000 in 1997 and 1996, respectively. The Company also had related party transactions with respect to the purchase of certain software development and components from a company which is partially owned by one of the Company's key employees. The amount of contract software and hardware purchased from this party in the ordinary course of doing business was $827,000 and $769,000 in 1997 and 1996, respectively; as well, $ 57,000 and $ 81,000 is included in trade accounts payable on the Consolidated Balance Sheets at December 31, 1997 and 1996, respectively.

--------------------------------------------------------------------------------

NOTE 11:  SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

       (Thousands)

       FOR THE YEAR                                     1997              1996             1995

       Cash paid (received) during the year for-
           Interest                                  $     488         $     599        $     563
           Income taxes                                   (391)            1,778               85

       Supplemental schedule of noncash financing
         activities-
           Class AA preferred stock conversion               -                 -            1,200
           Accrual of preferred stock dividends              -                 -               96
                                                     ============================================


NOTE 12:  DISCLOSURES ABOUT THE FAIR VALUE OF FINANCIAL INSTRUMENTS

       The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate that value:

          a. Cash and Cash Equivalents - The carrying amount of these assets on the Company's Consolidated Balance Sheet approximates their fair value because of the short maturity of these instruments.

          b. Long-term Debt and Capital Lease Obligations - The fair value of this long-term indebtedness as of December 31, 1997 and 1996 were approximately $ 5,536,792 and $ 5,528,782 based on a discounted cash flow analysis, using the prevailing cost of capital for the Company as of each date.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
--------------------------------------------------------------------------------


To BTU International, Inc.:


We have audited the accompanying consolidated balance sheets of BTU International, Inc. (a Delaware corporation) and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of operations, stockholders' investment and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of BTU Europe Ltd. (a subsidiary of the Company), which statements reflect total assets, total revenues and total net income of 3 percent, 5 percent and 49 percent in 1997 and 5 percent, 6 percent and 9 percent in 1996, respectively, of the consolidated totals. Those statements were audited by other auditors whose report has been furnished to us and our opinion, insofar as it relates to the amounts included for that entity, is based solely on the report of the other auditors.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audit and the report of other auditors, the financial statements referred to above present fairly, in all material respects, the financial position of BTU International, Inc. and subsidiaries as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.




                                                             ARTHUR ANDERSEN LLP

Boston, Massachusetts
February 13, 1998

--------------------------------------------------------------------------------

                        FINANCIAL INFORMATION BY QUARTER
                                   (UNAUDITED)

(Thousands, except per share amounts)
                                                              March 30,      June 29,      Sept. 28,       Dec. 31,

1997     NET SALES                                        $    11,026      $   12,799     $   12,722     $   15,571
                                                          ---------------------------------------------------------
         GROSS PROFIT                                           4,791           5,168          5,165          6,563
                                                          ---------------------------------------------------------
         OPERATING INCOME                                        (405)            625            601          1,179
                                                          ---------------------------------------------------------
         NET INCOME                                              (276)            303            485            738
                                                          =========================================================
         EARNINGS PER SHARE
              BASIC                                       $     (0.04)     $     0.04     $     0.07     $     0.10
                                                          ---------------------------------------------------------
              DILUTED                                     $     (0.04)     $     0.04     $     0.07     $     0.10
                                                          ---------------------------------------------------------
         WEIGHTED AVERAGE SHARES OUTSTANDING
                   BASIC                                        7,280           7,281          7,287          7,306
                                                          ---------------------------------------------------------
                   DILUTED                                      7,304           7,307          7,386          7,432
                                                          ---------------------------------------------------------


                                                            March 31,        June 30,      Sept. 29,       Dec. 31,

1996     Net sales                                        $    11,748     $    11,746     $   10,373     $   11,944
                                                          ---------------------------------------------------------
         Gross profit                                           5,248           4,761          4,280          4,754
                                                          ---------------------------------------------------------
         Operating income                                         507             404            117             42
                                                          ---------------------------------------------------------
         Net income                                               357           3,093             74             36
                                                          =========================================================
         Earnings per share
              Basic                                       $      0.05     $      0.42     $     0.01     $     0.01
                                                          ---------------------------------------------------------
              Diluted                                     $      0.05     $      0.42     $     0.01     $     0.01
                                                          ---------------------------------------------------------
         Weighted average shares outstanding
                   Basic                                        7,289           7,297          7,331          7,299
                                                          ---------------------------------------------------------
                   Diluted                                      7,365           7,345          7,359          7,323
                                                          ---------------------------------------------------------

--------------------------------------------------------------------------------

                                   (UNAUDITED)


        COMMON STOCK MARKET PRICES PER SHARE FOR THE QUARTERS ENDED       HIGH            LOW



        MARCH 30,1997                                                 $    4.000      $    2.875
        JUNE 29, 1997                                                      4.625           2.500
        SEPTEMBER 28, 1997                                                 6.875           3.500
        DECEMBER 31, 1997                                                  7.438           5.063

                                                                 ====================================



        March 31, 1996                                                $    7.375      $    4.188
        June 30, 1996                                                      6.250           3.875
        September 29, 1996                                                 4.250           2.875
        December 31, 1996                                                  3.563           2.625

                                                                 ====================================



       The Company's common stock is traded in The Nasdaq National Market under the symbol BTUI. There were approximately 490 stockholders of record as of March 24, 1998.

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

                                                             OFFICERS
STOCK LISTING                                                Paul J. van der Wansem
BTU International, Inc.                                      Chairman, President and Chief Executive Officer
common stock is traded on
The Nasdaq National Market                                   Santo J. DiNaro
under the symbol "BTUI"                                      Vice President of Operations and Engineering

                                                             Thomas P. Kealy
SEC FORM 10-K                                                Vice President, Corporate Controller and
A copy of the company's Form 10-K,                              Chief Accounting Officer
filed with the Securities and Exchange
Commission (SEC), is available
without charge upon written request to:                      DIRECTORS
                                                             Paul J. van der Wansem
Vice President, Corporate Controller                         Chairman, President and Chief Executive Officer
BTU International, Inc.
23 Esquire Road                                              Alexander V. d'Arbeloff
North Billerica, Massachusetts 01862                         Chairman
(978) 667-4111, extension 106                                Teradyne, Inc.

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

ANNUAL MEETING
The annual meeting of stockholders                           COMPENSATION COMMITTEE
will be held on May 22, 1998                                 Alexander V. d'Arbeloff
at 10:00 AM EST at BTU International,                        David A.B. Brown
23 Esquire Road, North Billerica,                            Dr. Jeffrey Chuan Chu
Massachusetts 01862