Form 10-K405, Exhibit 13
period 1998-12-31
BTU INTERNATIONAL INC
filed 1999-03-31
CIK 840883

                                                                      EXHIBIT 13

To Our Shareholders:

As we look back at 1998, we can summarize our actions as driven by change in pursuit of our vision to building a stronger company ready for future growth. During this pivotal time in our history, we developed and started to implement strategies building off our financial strength and strong position as market leader in thermal processing systems. This letter will outline our accomplishments of this past year, as well as discuss our plans for the future.

REVIEW OF 1998
BTU achieved a record booking level in 1998 at $57 million, despite a down turn in our key market; the capital equipment sector of the electronics industry. Total sales for 1998 reached $56.5 million, an 8% increase over 1997. The increase in bookings and sales was concentrated primarily in our reflow and curing furnaces, which showed a strong customer acceptance. Although the electronics assembly and packaging reflow equipment market decreased 11% from its 1997 levels, we were able to grow and gain approximately 3% in market share. Normally, this would have yielded much better financial results. However, with the shrinking market size, pricing pressure was strong, and in comparison, our direct competitors in this sector had declining revenues and mostly negative or breakeven earnings.

Revenues in our custom engineered products for high temperature applications were ahead of 1997 levels. Increased sales for our high temperature furnaces used in the nuclear fuel industry were the primary driver for this increase.

Overall, gross margin and income before taxes increased, but as a percentage of sales margins decreased as a result of product mix and pricing pressures in our more competitive, higher volume markets. In total, we were able to increase our net income by 29%, to $1.5 million, or $0.22 per diluted share.

CUSTOMER SERVICE AND SATISFACTION PROGRAM
In 1997 we hired a new customer service management team and established a new training facility. In 1998 we continued to strive towards total customer satisfaction by instituting a "voice of the customer" program. We retained the services of an independent auditing firm and developed a comprehensive quality and customer satisfaction program to help us achieve "World Class Customer Service." We are now continuously monitoring our customer satisfaction levels and improving our actions based upon customer feedback. In 1998 we also implemented the "Partners in Productivity Program." This program offers pre and post purchase services to customers in process consulting and development, and in training. These contracted services provide our customers maximum product yields at the lowest possible cost.

We are committed to supporting our customers by providing Year 2000 Certification. All our products are Year 2000 Certified, and Y2K compliant upgrades are available for the installed equipment base.

Sales by Region Graph

               Americas          47%
               Europe            24%
               Asia-Pacific      29%

Cash and Stock Repurchased ($Millions)

               1994        1995       1996        1997        1998
Cash           $6.896      $6.145     $10.218     $11.873     $10.594
Stock
Repurchased    $0.935      $0.935     $ 1.183     $ 1.183      $3.166

RESEARCH AND DEVELOPMENT
Our overall spending in RD&E increased by about 20% compared to the previous year. We are focusing our efforts to make existing products more competitive and develop new products. We have actively recruited new engineering talent from companies where speed to market with highly reliable products is part of the industry culture. We expect these investments to translate into improved responsiveness to customer needs and innovative product design. We will continue to invest where market opportunities warrant research and development, as we propel ourselves into the new millennium through further improvements in our technology market leadership.

Most recently, our efforts in this area were recognized as we were presented with the Excellence Award at NEPCON WEST, a major industry trade show. We received this award for our Flux Management and Low Nitrogen technologies in our reflow furnaces. These innovations are focused on lowering the cost of ownership to the customer, as well as protecting the environment from harmful byproducts of their processes.

OPERATIONAL EXCELLENCE
During 1998 a concentrated focus was placed on improving our product quality, cost efficiency, and upgrading our production facility. Our factory renovations are complete, and the improvements have been very well received by our employees and our customers. Operational focus has been on cycle time reductions, increased outsourcing, improved yield, and increased employee training. We focused on key suppliers that have engineering and low cost manufacturing capabilities. This will allow us to leverage our suppliers core competencies into our new product development to achieve design to cost goals.

In March of 1998 we received ISO 9001 certification. We are currently focusing on improving those processes that have the largest impact on customer satisfaction and improved earnings. All of our employees in operations have been empowered as quality control inspectors, building quality into every step of the manufacturing process. We were able to increase inventory turns by 8% and expect to report further improvements in 1999. We fell short by 10% in our goal for revenue per employee which declined slightly but expect to make significant improvement in efficiencies in 1999 and consequently our goal is to increase revenue per employee by 15%.

FINANCIAL STRENGTH
We continue to be in a strong financial position with a current ratio of 3.9:1 and $10.6 million cash at year end. During 1998 we repurchased 534,000 shares, as in our opinion, our stock was undervalued and well below comparative companies in the electronic equipment industry. Book value per share at year end rose to $3.40, of which $1.56 is in cash.

OUTLOOK
With a strong product positioning we have an optimistic outlook for the future. We expect most of the markets we serve to grow in the 12% to 15% range in 1999 and beyond. In the Electronics Assembly market, the strong trend towards outsourcing by OEMs to contract manufacturers is expected to continue. The contract manufacturing market grew approximately 29% in 1998, and is expected to grow at 30% in 1999. The five largest contract manufacturers account for 40% of this explosive market segment. We are the major supplier to several of the top contract manufacturers, supplying them with our high performance flexible top of the line reflow ovens.

Another market of expected growth is in the Semiconductor Packaging industry. Advanced packaging technologies such as C4 or flip chip are emerging as the demand for increased performance, decreased product size, and reduction in costs continues. BTU is addressing this market with one of the broadest product lines available. This wide offering of products, with broad temperature and atmosphere capabilities, allows us to provide thermal processes for wafer bumping, flip chip in package, and solder sphere attachment to complete the semiconductor package.

R, D & E Expenses ($Millions)

      1994       1995       1996       1997       1998

      $3.634     $4.266     $3.850     $3.808     $4.575

Sales per Employee ($ Thousand)

      1994       1995       1996       1997       1998

      $136       $160       $138       $178       $175

In our custom engineered products, serving many markets, we are developing several new products for new applications which we expect to contribute to our growth beyond the current year. Many of our customers are adding capacity offshore in lower labor rate countries. BTU has recognized this trend, and we have been a leader in establishing local sales and service support in the Asian countries. We are currently opening our 5th sales and service support center in Asia. These actions are critical toward gaining global market share.

SUMMARY
In fiscal year 1997 we realized the need for significant change. In 1998 we strengthened and invigorated our Senior Management team through the addition of new management and a shared vision. We initiated the development and implementation of strategies which will allow us to increase our position as the market leader of thermal processing systems well into the new century. Although the changes that are being implemented have not yet resulted into substantially improved earnings, we expect that our actions of 1998 together with our 1999 program will position BTU for a more successful future. These changes involve every aspect of the organization, from the addition of key management personnel in Manufacturing, Engineering, Information Systems, and Marketing, to cost reductions and strong outsourcing partnerships with qualified suppliers. Our mission is to strengthen and use our core competencies, in the design, manufacturing and marketing of thermal processing systems, together with our corporate partners, in support of our customer's needs.

All BTU employees are aware of the importance of earnings and growth. The development of a culture promoting the engagement in those activities which will improve bottom line performance is one of our key goals for 1999. We are also increasing our Public Relations with frequent news updates and we will participate in events giving BTU a broader exposure to the Investment community. We want to thank all our customers for choosing BTU as their business partner and our employees and suppliers for their effort during our transition towards building a successful future. We look forward to share the benefits with you and all our shareholders.




Paul J. van der Wansem
Chairman and Chief Executive Officer
March 31, 1999


Current Ratio

      1994       1995       1996       1997       1998

      2.3        2.8        4.6        3.8        3.9

Stockholders Investment ($ Millions)

      1994       1995       1996       1997       1998

     $11.95      $18.696    $22.207    $23.558    $23.137

--------------------------------------------------------------------------------

                     SELECTED CONSOLIDATED FINANCIAL DATA



(Thousands, except per share amounts)
FOR THE YEARS ENDED DECEMBER 31,                       1998          1997         1996          1995         1994

STATEMENT OF OPERATIONS DATA:
    Net sales                                        $56,468       $52,118       $45,811       $58,274     $43,342
    Gross profit                                      22,483        21,687        19,043        26,252      20,045
    Selling, general and administrative               16,021        15,349        14,123        15,583      12,697
    Research, development and engineering              4,575         3,808         3,850         4,266       3,634
    Operating income                                   1,887         2,000         1,070         6,403       3,714
    Interest expense, net                                 46            10           255           290         421
    Gain on sale of investment                            --            --         3,400            --          --
    Income before Provision for income taxes           1,914         1,649         4,297         6,203       3,342
    Net income                                         1,533         1,250         3,560         5,073       2,680

    Earnings per share:
       Diluted                                       $  0.22        $ 0.17       $  0.49        $ 0.68     $  0.35
-------------------------------------------------    -------        ------       -------        ------     -------
    Weighted average number of shares outstanding
       Diluted Shares                                  7,118         7,336         7,338         7,320       7,195
=================================================    =======        ======       =======        ======     =======


AS OF DECEMBER 31,                                     1998          1997          1996          1995        1994

BALANCE SHEET AND OTHER DATA:
    Cash and cash equivalents                        $10,594        $11,873      $10,218       $ 6,145     $ 6,896
    Working capital                                   24,665         26,098       25,268        18,005      13,433
    Current ratio                                        3.9            3.8          4.6           2.8         2.3
    Total assets                                      38,615         40,379       36,763        35,834      30,965
    Long-term debt                                     5,167          5,313        5,352         5,715       6,050
    Stockholders' investment                          23,137         23,558       22,207        18,696      11,950
    Book value per share                             $  3.40        $  3.22      $  3.05       $  2.56     $  1.73
    Capital expenditures                               1,248          1,294          946         1,099         649
                                                     -------        -------      -------        ------     -------
    Total employees                                      327            306          323           406         322
=================================================    =======        =======      =======        ======     =======

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
--------------------------------------------------------------------------------


RESULTS OF OPERATIONS

The following table shows the percentage of net sales that certain elements of the Consolidated Statements of Operations represent:

YEARS ENDED DECEMBER 31,                     1998      1997      1996


Net sales                                   100.0%    100.0%    100.0%

Cost of goods sold                           60.2%     58.4%     58.4%
                                            -----     -----     -----

Gross profit                                 39.8%     41.6%     41.6%

Operating expenses:

  Selling, general and administrative        28.4%     29.5%     30.8%

  Research, development and engineering       8.1%      7.3%      8.4%

  Restructuring charge                        0.0%      1.0%      0.0%
                                            -----     -----     -----

Operating income                              3.3%      3.8%      2.4%

Interest income                               0.7%      0.9%      0.7%

Interest expense                             (0.7%)    (0.9%)    (1.3%)

Gain on sale of investment                    0.0%      0.0%      7.4%

Other income (expense), net                   0.1%     (0.6%)     0.2%
                                            -----     -----     -----

Income before income taxes                    3.4%      3.2%      9.4%

Income tax provision                          0.7%      0.8%      1.6%
                                            -----     -----     -----

Net income                                    2.7%      2.4%      7.8%
                                            =====     =====     =====


1998 COMPARED TO 1997

For 1998 net sales increased by $4.4 million to $56.5 million, representing an increase of 8.3% versus 1997. The increase in sales in 1998 reflects higher demand for our products, primarily by our large multinational customers, in electronics assembly and our large furnaces used by the nuclear fuel industry.

In 1998 the geographic dispersion of net sales, saw a decrease in the percentage of sales to customers in the Americas by 6%. This was offset by a 5% increase in sales to our Asia Pacific customers. The significant increase in Asia Pacific was due to expansion in production by multinational companies to offshore facilities. The effect of price changes for specific products has not materially impacted the change in net sales for the periods presented.

Gross profit increased by $0.8 million, or 3.7%, in 1998 as compared to 1997. Gross profit as a percentage of sales decreased in 1998 from 41.6% to 39.8% as compared to 1997. The increase in gross profit dollars for 1998 was due to the increase in revenues versus 1997. The decrease in the gross margin percentage in 1998 was due to product mix and price pressure in our more competitive, high volume markets.

Selling, general and administrative expenses increased in 1998 by $0.7 million, or 4.4%, but decreased as a percentage of net sales to 28.4% compared to 29.5% in 1997. The higher costs in 1998 are primarily the result of $4.4 million increase in net sales, which resulted in increased costs for sales and service to support our increasing world wide customer base. These increases in costs were offset by a lower overall commission expense as the Company has increased its direct sales in certain Asian territories.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
--------------------------------------------------------------------------------


Research, development and engineering expenses in 1998 increased by $767,000, or 20.1%, and increased as a percentage of net sales to 8.1% compared to 7.3% in 1997. In 1998 the increase in research, development and engineering was the result of the Company's addition to, and skills upgrades in, the engineering management. The Company is committed to continue investing in new technologies and new product developments in order to support growing customer requirements.

Interest Income decreased by $73,000 or 15.3% in 1998 compared to 1997. This decrease in interest income is due to the lower average income earning cash and cash equivalent balances and lower interest rates in 1998 versus 1997.

Interest Expense decreased in 1998 by $37,000 or 7.6% compared to 1997. The decrease is due to the lower interest rate on the mortgage note payable that was refinanced in June 1997.

Income taxes decreased in 1998 by $18,000 to $381,000 when compared to the 1997 provision of $399,000. For both 1998 and 1997 the effective tax rate reflects the use of net operating loss carryforwards available to the Company's U.K. subsidiary, which was profitable in 1998 and 1997. During 1998 and 1997 the Company recorded the benefit of these net operating losses utilized, resulting in the lower effective tax rates. The Company has recorded an effective tax rate for 1998 of 19.9%, as compared to an effective tax rate of 24.2% for 1997. These compare to the Company's statutory Federal rate of 34%.


1997 COMPARED TO 1996

During 1997 net sales increased by $6.3 million to $52.1 million, representing an increase of 13.8% versus 1996. A strong increase in sales occurred for the surface mount technology products which are primarily used by our large multinational customers, as many of these customers increased their capital expenditures significantly during 1997 as compared to 1996. Sales of the Company's high temperature equipment declined in 1997, primarily due to a decrease in demand for our walking beam and pusher furnaces used in nuclear fuel and ceramic sintering.

There were no material variations in the geographic dispersion of net sales for 1997 as compared to 1996. The effect of price changes for specific products has not materially impacted the change in net sales for the periods presented.

Gross profit increased by $2.6 million, or 13.9%, in 1997 as compared to 1996. Gross profit as a percentage of sales remained at 41.6. % for 1997 as in 1996. The increase in gross profit dollars for 1997 was due to the total increase in revenues versus 1996. The increase in surface mount technology sales where margins increased was offset by the decrease in high temperature sales which generally generate a higher gross margin percentage, these factors combined generated the same overall gross margin percent in both 1997 and 1996.

Selling, general and administrative expenses increased in 1997 by $1.2 million, or 8.7%, but decreased as a percentage of net sales to 29.5% compared to 30.8% in 1996. The higher costs in 1997 are primarily the result of: $0.5 million increase in commissions related to the higher sales level; and a $0.6 million increase in sales and service cost primarily in the Far East where the Company established new direct sales and service offices.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
--------------------------------------------------------------------------------



Research, development and engineering expenses in 1997 decreased by $42,000, or 1.1%, and decreased as a percentage of net sales to 7.3% compared to 8.4% in 1996. The Company is committed to continue investing in new technologies and is pursuing new product developments in order to support growing customer requirements.

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

Interest Expense decreased in 1997 by $111,000 or 18.5% compared to 1996. The decrease is primarily due to the lower level of interest expense on the new mortgage, which carries a lower interest rate, as of June 30, 1997.

Other Income and (Expense) reflects various non-operating expenses incurred during 1997. The Company incurred a one-time charge of $271,000 for an adverse jury determination regarding a California service representative during the second quarter of 1997, this represents the majority of other expenses.

Income taxes decreased in 1997 by $338,000 when compared to 1996. This decrease is directly related to the decrease in income before income taxes, primarily due to the gain on sale of investment in 1996 which generated $3.4 million in pre-tax income in 1996. The Company has recorded an effective tax rate for 1997 of 24.2%, as compared to an effective tax rate of 17.2% for 1996. These compare to the statutory USA Federal rate of 34%. The 1997 provision reflects the use of certain net operating loss carryforwards available to the Company's U.K. subsidiary, which was profitable in 1997. During 1996 the Company recorded the benefit of net operating losses utilized, resulting in the lower effective tax rates


LIQUIDITY AND CAPITAL RESOURCES

The Company has an unsecured revolving line of credit with a bank, which allows for the aggregate of borrowings and/or letters of credit of up to $14,000,000. Borrowings are available to the Company at either the Bank's base rate or a Eurodollar rate, as elected by the Company. This loan agreement is available to the Company until April 30, 2002, and is subject to certain financial covenants. No amounts were outstanding under this agreement as of December 31, 1998 or at any time in 1998.

The Company has a mortgage note, which is secured by its land and building. The Mortgage note payable had an outstanding balance at December 31, 1998 of $5,312,000. The mortgage requires monthly payments of $53,922, including interest at 8.125%. A final balloon payment of $3,825,000 is due at maturity on July 1, 2004.

During 1998, the Company completed the modernization of its manufacturing facility and invested approximately $1,200,000 in capital improvements primarily to enhance the level of quality in the Company's products and to increase throughput efficiencies through improved manufacturing methods. The Company does not presently have any outstanding commitments for capital expenditures that would have a material impact on the Company's liquidity and future capital resources.

During 1998, the Board of Directors authorized the purchase of up to 600,000 shares of the Companies Common stock. In 1998, the Company did repurchase 533,880 shares of the Company's common stock for $ 1,983,000. This stock buy back program reduced by 7% the number of outstanding shares of stock during 1998. The Company plans to continue the repurchase plan in 1999 in accordance with the Directors' approval.

The Company expects that its current cash position, ability to borrow necessary funds, as well as cash flows from operations will be sufficient to meet its corporate, operating and capital requirements into 2000.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
--------------------------------------------------------------------------------
OTHER MATTERS

The impact of inflation and the effect of foreign exchange rate changes during 1998 has had an immaterial impact on the Company's business and financial results.

RECENT ACCOUNTING DEVELOPMENTS

     In March 1998, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" ("SOP 98-1). SOP 98-1 requires computer software costs associated with internal use software to be expensed as incurred until certain capitalization criteria are met. The Company does not believe that adoption of SOP 98-1 will have a material impact on the Company's financial statements.

     In April 1998, the AICPA issued Statement of Position 98-5, "Reporting on the Costs of Start-Up Activities" (SOP 98-5). SOP 98-5 requires all costs associated with pre-opening, pre-operating and organization activities to be expensed as incurred. The Company will adopt SOP 98-5 beginning January 1, 1999. The Company believes that adoption of SOP 98-5 will have no material impact on the Company's financial statements.



YEAR 2000

The Year 2000 (Y2K) issues are a result of some existing software and embedded computer technology which use only two-digits vs four-digits to identify the year. Therefore, beginning in the year 2000, errors and failures may occur on date sensitive systems because the computer devices will assume the year 1900.

The Company is actively pursuing Y2K compliance through a focused cross functional Y2K implementation team, with a Y2K coordinator, working worldwide with regular management reviews in three major fronts see (Customers, Internal, Suppliers):

1.   CUSTOMERS

All products (software and controls) presently being sold by the Company are Y2K compliant. The Company warranties products sold since 1998 to be Y2K compliant. Costs associated with this warranty are expected to be minimal. For products sold prior to 1998 on which there is no Y2K warranty, the Company has tested and identified which of its software and controls products are not Y2K compliant. These tests were performed using the industry standard SEMATECH YEAR 2000 Common Testing Scenarios V2.0. Our testing indicates that our older equipment will perform its basic functions beyond the 01/01/00 date, certain minor workarounds may be required to reboot the furnace systems computer and certain functions could be impaired due to date related software. The summary results of the tests have been compiled in matrix form and published on the Company's worldwide web site. This matrix and customer checklists provide our customers with the Y2K tested status of all of BTU's software configurations; known Y2K issues and workarounds; minimum hardware & software configurations to be Y2K compliant; and upgrade kits availability. The Company feels it is well positioned to satisfy its customers Y2K needs on BTU products.

Although the Company is addressing all known Y2K problems on its products before the year 2000 and expects its efforts to be successful, given the uniqueness of the risks and uncertainties related to the Y2K issue, there is no certainty that the Company will be successful. Addressing these uncertainties, the Company has identified and provided our customers with contingency plans and instructions on "what to do" should a Y2K problem arise after the turn of the century. In many instances a Y2K problem simply requires a shutdown and restart of the BTU equipment or a rollback of the year on the date code. Beyond these approaches, BTU is prepared to aid our customers in solving Y2K problems as they arise. We will do this through our experienced knowledge base, 24 hour worldwide telephone hot line team and our extensive group of responsive service engineers located in all geographical areas of the world.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
--------------------------------------------------------------------------------

2.   INTERNAL

The efficient operation of the Company's business is dependent in part on its computer software, computer hardware and internal control systems. These systems are used, to varying degrees, in all areas of the Company's business. The Company's management and Y2K team have investigated and identified potential Y2K compliance problems in all its internal systems, including computer software and hardware; security, telephone and energy management systems; and manufacturing and distribution equipment. To address certain Y2K issues, the Company has hired expert consultants and relied on knowledgeable suppliers to solve certain problems that are beyond the scope or capabilities of our internal resources. The present status for Internal Y2K compliance is that the assessment is complete; the extent of the effort and incremental out of pocket costs have been estimated to be approximately $350,000; and an implementation plan is on-going with a completion date of September 30, 1999. Of the Y2K problem areas identified, 100% have a definable solution; of these 42% are now in compliance and the remaining 58% are at varying stages of working towards the defined Y2K solution. The Company believes that all internal Y2K identified problems are solvable and that the impact of Y2K compliance on the efficient operation of the business will be minimal.

Even with the extensive effort and commitment to identify and solve our internal Y2K problems prior to the beginning of the new century, there is no certainty that the Company will be totally free of Y2K problems next year. If an unforeseen internal Y2K problem arises in the year 2000, the Company has contingency plans, as part of its disaster recovery management system, to insure the continued operation of the business with minimal disruption.

3.   SUPPLIERS

An important factor of BTU's success in addressing Y2K compliance problems is the ability of our key suppliers to solve their Y2K issues. The Company's Y2K team and the materials management group have communicated via a questionnaire with all our suppliers regarding their Y2K program status. To date 100% of our key suppliers have responded with their Y2K implementation plans. 62% of the key suppliers are presently Y2K compliant with the remainder scheduled to be Y2K compliant by Q3 `99. The Company's purchasing management is working with the other non key suppliers to ensure Y2K compliance as early as possible.

In reviewing the significant supplier Y2K problems, the Company's Y2K coordinator believes that all Y2K problems have known solutions that are solvable within the required time frame to be Y2K compliant. However given the uncertainties of an event never before experienced, the Company's Material management group is developing contingency plans to address the occurrence of Y2K disruptions to material receipts from key suppliers. An important element of the solution to the failure of a key supplier to deliver product is our strategy to quickly shift to an alternative supplier and thereby minimize the impact to the Company and our customers.

In each of the three significant fronts outlined above, the Company is leading and managing its readiness for Y2K compliance. We expect to address our Y2K problems within the fixed time frame and at costs that will not materially impact the financial results of the Company. However given the risks and uncertainties associated with the uniqueness of the Y2K issues that are outside the Company's control, the Company is unable to guarantee that there will not be Y2K problems and costs beyond the scope detailed above that could materially impact our ability to service our customers and financially perform to investors' expectations.

                  CONSOLIDATED BALANCE SHEETS
                  (Thousands)
                  As of December 31,                                                             1998               1997

ASSETS            CURRENT ASSETS
                    Cash and cash equivalents (Notes 1 and 12)                                 $  10,594        $  11,873
                    Trade accounts receivable, less reserves of $160
                       in 1998 and 1997,  (Note 1)                                                12,427           12,334
                    Inventories (Note 1)                                                          10,084           10,028
                    Other current assets (NOTE 6)                                                    411            1,124
                  ------------------------------------------------------                       ---------        ---------
                    TOTAL CURRENT ASSETS                                                          33,516           35,359
                  ------------------------------------------------------                       ---------        ---------
                  PROPERTY, PLANT AND EQUIPMENT, AT COST (NOTES 1 AND 3)
                    Land                                                                             210              210
                    Buildings and improvements                                                     7,186            6,515
                    Machinery and equipment                                                        5,675            5,217
                    Furniture and fixtures                                                           828              749
                  ------------------------------------------------------                       ---------        ---------
                                                                                                  13,899           12,691
                    LESS-ACCUMULATED DEPRECIATION                                                  9,159            8,077
                  ------------------------------------------------------                       ---------        ---------
                    NET PROPERTY, PLANT AND EQUIPMENT                                              4,740            4,614
                  Other assets, net of accumulated amortization of
                    $434 IN 1998 AND $437 IN 1997.                                                   359              406
                  ------------------------------------------------------                       ---------        ---------
                    TOTAL ASSETS                                                               $  38,615        $  40,379
                  ======================================================                       =========        =========


















              The accompanying notes are an integral part of these
                    consolidated financial statements.

                CONSOLIDATED BALANCE SHEETS
                (Thousands)
                  As of December 31,                                                                   1998            1997

LIABILITIES     CURRENT LIABILITIES
AND                 Current maturities of long-term debt and capital lease obligations (Note 3)     $   226          $   224
STOCKHOLDERS'       Trade accounts payable (Note 10)                                                  5,382            6,013
INVESTMENT          Customer deposits                                                                   124              428
                    Accrued expenses (NOTE 2)                                                         2,823            2,596
                  -----------------------------------------------------------------------------     -------          -------
                    TOTAL CURRENT LIABILITIES                                                         8,555            9,261
                  -----------------------------------------------------------------------------     -------          -------
                  Long-term debt and capital lease obligations, less
                    current maturities (Notes 3 and 12)                                               5,167            5,313
                  Deferred income taxes (NOTES 1 AND 6)                                               1,756            2,247
                  -----------------------------------------------------------------------------     -------          -------
                    TOTAL LIABILITIES                                                                15,478           16,821
                  -----------------------------------------------------------------------------     -------          -------

                  Commitments and contingencies (Note 3)

                  STOCKHOLDERS' INVESTMENT (NOTE 8)
                    Series preferred stock, $1 par value-
                      Authorized-5,000,000 shares; Issued and outstanding-none                           --               --
                    Common stock, $.01 par value-
                      Authorized-25,000,000 shares; Issued-7,695,924 and 7,674,923 shares
                      at December 31, 1998 and 1997, respectively                                        77               77
                    Additional paid-in capital                                                       20,322           20,250
                    Retained earnings                                                                 5,594            4,061
                    Less treasury stock at cost - 889,161 and 355,281 shares,
                      At December 31, 1998 and 1997, respectively                                    (3,166)          (1,183)
                    Accumulated other comprehensive income (NOTE 1)                                     310              353
                  -----------------------------------------------------------------------------     -------          -------
                    TOTAL STOCKHOLDERS' INVESTMENT                                                   23,137           23,558
                  -----------------------------------------------------------------------------     -------          -------
                    TOTAL LIABILITIES AND STOCKHOLDERS' INVESTMENT                                  $38,615          $40,379
                  =============================================================================     =======          =======







              The accompanying notes are an integral part of these
                       consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS
(Thousands, except per share amounts)
FOR THE YEARS ENDED DECEMBER 31,                          1998        1997        1996


NET SALES (NOTES 1, 4, AND 5)                           $ 56,468    $ 52,118    $ 45,811

Cost of goods sold                                        33,985      30,431      26,768
                                                        --------    --------    --------

GROSS PROFIT                                              22,483      21,687      19,043

Selling, general and administrative (Note 10)             16,021      15,349      14,123

Research, development and engineering (Note 1)             4,575       3,808       3,850

Restructuring charge                                          --         530          --
                                                        --------    --------    --------

OPERATING INCOME                                           1,887       2,000       1,070

Interest income                                              405         478         344

Interest expense (Note 3)                                   (451)       (488)       (599)

Gain on sale of investment (Note 9)                           --          --       3,400

Other income (expense)                                        73        (341)         82
                                                        --------    --------    --------

INCOME BEFORE PROVISION FOR INCOME TAXES                   1,914       1,649       4,297

Provision for income taxes (Notes 1 and 6)                   381         399         737
                                                        --------    --------    --------

NET INCOME                                              $  1,533    $  1,250    $  3,560
                                                        ========    ========    ========

EARNINGS PER SHARE

    BASIC                                               $   0.22    $   0.17    $   0.49

    DILUTED                                             $   0.22    $   0.17    $   0.49
                                                        ========    ========    ========

WEIGHTED AVERAGE NUMBER  OF SHARES OUTSTANDING

    BASIC SHARES                                           7,068       7,291       7,304

    EFFECT OF DILUTIVE OPTIONS                                50          45          34
                                                        --------    --------    --------

    DILUTED SHARES                                         7,118       7,336       7,338
                                                        ========    ========    ========







              The accompanying notes are an integral part of these
                       consolidated financial statements.
                                       12

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' INVESTMENT
(Thousands)
                                                                                    ACCUMULATED       OTHER
                                              ADDITIONAL   RETAINED                   OTHER           TOTAL
                                      COMMON   PAID-IN     EARNINGS    TREASURY    COMPREHENSIVE   STOCKHOLDERS'
                                      STOCK    CAPITAL     (DEFICIT)     STOCK        INCOME        INVESTMENT

BALANCE AT DECEMBER 31, 1995           $ 76    $ 19,972    $   (749)   $   (935)      $ 332         $ 18,696

    Net income                           --          --       3,560          --          --            3,560
    Translation adjustment               --          --          --          --          56               56
    Sales of common stock
      and exercise of stock
      options (Note 8)                   --         119          --          --          --              119
    Tax benefit of stock options
      exercised                          --          24          --          --          --               24
    Purchase of treasury stock           --          --          --        (248)         --             (248)
                                       ----    --------    --------    --------       -----         --------
BALANCE AT DECEMBER 31, 1996           $ 76    $ 20,115    $  2,811    $ (1,183)      $ 388         $ 22,207
                                       ----    --------    --------    --------       -----         --------
    Net income                           --          --       1,250          --          --            1,250
    Translation adjustment               --          --          --          --         (35)             (35)
    Sales of common stock
      and exercise of stock
      options (Note 8)                    1         108          --          --          --              109
    Tax benefit of stock options
      exercised                          --          27          --          --          --               27
                                       ----    --------    --------    --------       -----         --------
BALANCE AT DECEMBER 31, 1997           $ 77    $ 20,250    $  4,061    $ (1,183)      $ 353         $ 23,558
                                       ====    ========    ========    ========       =====         ========
    Net income                           --          --       1,533          --          --            1,533
    Translation adjustment               --          --          --          --         (43)             (43)
    Sales of common stock
      and exercise of stock
      options (Note 8)                   --          72          --          --          --               72
    Purchase of treasury stock           --          --          --      (1,983)         --           (1,983)
                                       ----    --------    --------    --------       -----         --------
BALANCE AT DECEMBER 31, 1998           $ 77    $ 20,322    $  5,594    $ (3,166)      $ 310         $ 23,137
                                       ====    ========    ========    ========       =====         ========




CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Thousands)

FOR THE YEARS ENDED DECEMBER 31,                                  1998              1997              1996

    NET INCOME                                                  $ 1,533           $  1,250           $ 3,560
OTHER COMPREHENSIVE INCOME
   Foreign currency translation adjustment                          (43)               (35)               56
                                                                -------           --------           -------
   COMPREHENSIVE INCOME                                         $ 1,490           $  1,215           $ 3,616
                                                                =======           ========           =======









              The accompanying notes are an integral part of these
                       consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Thousands)
FOR THE YEARS ENDED DECEMBER 31,                                     1998       1997        1996
CASH FLOWS FROM OPERATING ACTIVITIES-

  Net income                                                      $  1,533    $  1,250    $  3,560

  Adjustments to reconcile net income to net cash provided by (used in) operating activities-

    Depreciation and amortization                                    1,119         961         832

    Deferred income taxes                                             (491)         44         756


    Net gain on sale of investment                                      --          --      (3,400)

     Net changes in operating assets and liabilities-

       Accounts receivable                                             (93)     (1,704)        878

       Inventories                                                     (56)       (268)        139

       Other current assets                                            713         537       (1232)

       Accounts payable                                               (631)      1,889        (483)

       Customer deposits                                              (304)        (13)         45

       Accrued expenses                                                227         523      (2,564)

       Other assets                                                     50        (193)         (3)
                                                                   -------    --------    --------

NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES                  2,067       3,026      (1,472)
                                                                   -------    --------    --------

CASH FLOWS FROM INVESTING ACTIVITIES-
  Purchases of property, plant and equipment, net                   (1,248)     (1,294)       (946)

  Net proceeds from sale of investment                                  --          --       6,876
                                                                   -------    --------    --------

NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES                 (1,248)     (1,294)      5,930
                                                                   -------    --------    --------

CASH FLOWS FROM FINANCING ACTIVITIES-
  Principal payments under long-term debt and
    capital lease obligations                                         (144)       (300)       (336)

  Proceeds from mortgage refinance                                      --         122          --

  Issuance of common stock                                              72         109         119

  Tax benefit of stock options exercised                                --          27          24

   Purchase of treasury stock                                       (1,983)         --        (248)
                                                                   -------    --------    --------

NET CASH USED IN FINANCING ACTIVITIES                               (2,055)        (42)       (441)
                                                                   -------    --------    --------

EFFECT OF EXCHANGE RATES ON CASH                                       (43)        (35)         56
                                                                   -------    --------    --------

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                (1,279)      1,655       4,073

CASH AND CASH EQUIVALENTS, AT BEGINNING OF YEAR                     11,873      10,218       6,145
                                                                   -------    --------    --------

CASH AND CASH EQUIVALENTS, AT END OF YEAR                         $ 10,594    $ 11,873    $ 10,218
                                                                  ========    ========    ========


              Supplemental disclosures of cash flow information are
           included in Note 11. The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------




Note 1: Summary of Significant Accounting Policies

 a.  Nature of Operations

     BTU International, Inc. and its wholly owned subsidiaries (the Company) are primarily engaged in the manufacture, sale, installation and service of thermal processing systems, which are used as capital equipment in various manufacturing processes, primarily in the electronics industry.

 b.  Principles of Consolidation and the Use of Estimates

     The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All material intercompany balances and transactions have been eliminated in consolidation. The preparation of these financial statements required the use of certain estimates by management in determining the Company's assets, liabilities, revenue and expenses. Actual results may vary from these estimates.

 c.  Cash and Cash Equivalents

     The Company has classified certain liquid financial instruments, with original maturities of less than three months, as cash equivalents.

 d.  Inventories

     Inventories consist of material, labor and overhead and are valued at the lower of cost or market. Cost is determined by the first-in, first-out
     (FIFO) method for all inventories.

     Inventories consist of:
     (Thousands)
     DECEMBER 31,                                                 1998             1997

     Raw materials and manufactured components                $   4,970         $  4,883
     Work-in-process                                              3,395            3,723
     Finished goods                                               1,719            1,422
                                                              ---------         --------
                                                              $  10,084         $ 10,028
                                                              =========         ========

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

 g.  Translation of Foreign Currencies

     Foreign currencies are translated in accordance with SFAS No. 52, "Foreign Currency Translation." Under this standard, assets and liabilities of the Company's foreign operations are translated into United States dollars at current exchange rates. Income and expense items are translated at weighted average rates of exchange prevailing during the year. Gains and losses arising from translation are accumulated as a separate component of stockholders' investment. Exchange gains and losses (if any) arising from transactions denominated in foreign currencies are included in income as incurred. Such exchange gains or losses were not material during the periods presented.

 h.  Patents

     The Company has patents for certain of its products and processes. No value has been assigned to these patents in the accompanying consolidated financial statements.

 i.  Revenue Recognition

     Revenue is recognized based upon shipment of product to the customer, except for large contracts that are not completed within the normal operating cycle of the business, which are accounted for on a percentage completion basis. Under the percentage completion method, revenues are recognized in proportion to costs incurred compared to total estimated costs and a provision is made for any anticipated loss. As of December 31, 1998 and 1997, $53,000 and $0 respectively of revenue was recognized on the percentage of completion method for systems not yet shipped. During the years, amounts related to the percentage completion method included in net sales were 6.1% and 2.3%, for the years ended December 31, 1998 and 1997, respectively.

 j.  Research, Development and Engineering

     Research, development and engineering costs are charged to expense as incurred.

 k.  Earnings Per Share Information

     Earnings Per Share (EPS) is presented under two calculations, Basic and Diluted. Basic EPS is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding during the period. Diluted EPS is computed using the weighted average number of common and dilutive potential common shares outstanding during the period, using the treasury stock method. Options outstanding that were not included in the determination of diluted EPS, because they were antidilutive were 27,800, 42,500 and 123,800 in 1998, 1997 and 1996 respectively.

 l.  Reclassification

     Certain prior year financial statement information has been reclassified to conform with the current year presentation.

 m.  Comprehensive Income

     In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income." This Statement establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general purpose financial statements. This statement requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statements that is displayed with the same prominence as other financial statements. This statement does not require a specific format for that financial statement but requires that an enterprise display an amount representing total comprehensive income for the period in that financial statement. This statement requires that an enterprise (a) classify items of other comprehensive income by their nature in a financial statement and (b) display the accumulated balance of other comprehensive income separately from retained earnings and additional paid in capital in the equity section of a statement of financial position. Reclassification of financial statements for earlier periods provided for comparative purposes are required. The only item of comprehensive income other than net income is translation gains and losses from foreign exchange, recorded in the equity section of the balance sheet.

 n.  Segment Information

     In June 1997, the FASB issued SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information." This statement establishes standards for reporting information about segments in annual and interim financial statements, SFAS 131 introduces a new model for segment reporting, called "management approach." The management approach is based on the way the chief operating decision maker organizes segments within a company for making operating decisions and assessing performance. Reportable segments are based on products and services, geography, legal structure, management structure (any manner in which management disaggregates a company). This statement is effective and has been adopted for the Company's financial statements for the fiscal year ending December 31, 1998 and requires the restatement of previously reported segment information for all periods presented. (see Note 13).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


NOTE 2: ACCRUED EXPENSES

     Accrued expenses at December 31, 1998 and 1997 consisted of the following:

     (Thousands)
                                                                 1998             1997

     Accrued commissions                                        $   976         $ 1,441
     Accrued warranty                                               535             459
     Accrued income taxes                                           281              --
     Accrued bonus                                                   60              89
     Other                                                          971             607
                                                                -------         -------

                                                                $ 2,823         $ 2,596
                                                                =======         =======



NOTE 3: DEBT, CAPITAL LEASES, COMMITMENTS AND CONTINGENCIES

     Debt at December 31, 1998 and 1997 consisted of the following:

     (Thousands)
                                                                  1998            1997

     Mortgage note payable                                      $ 5,312         $ 5,519
     Capital lease obligations, interest rates ranging
       from 10.2% to 12.0%, net of interest of $26
       and $2 in 1998 and 1997, respectively                         81              18
                                                                -------         -------
                                                                  5,393           5,537
     Less-current maturities                                        226             224
                                                                -------         -------
                                                                $ 5,167         $ 5,313
                                                                =======         =======

     The mortgage note payable is secured by the Company's land and building and requires monthly payments of $53,922, including interest at 8.125%. This mortgage note payable has a balloon payment of $3,825,000 due and payable at maturity on July 1, 2004.

     The capital lease obligations relate to various equipment leases used in the operation of the business.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------




     Under the terms of the debt, the minimum repayments of long-term debt and capital lease obligations by year are as follows:

     (Thousands)
                                  8.125%        CAPITAL
                                 MORTGAGE       LEASES         TOTAL

     1999                       $   206          $ 20          $ 226
     2000                           242            13            255
     2001                           263            16            279
     2002                           285            16            301
     2003                           310            16            326
     2004                         4,006            --          4,006
                                -------          ----        -------
                                $ 5,312          $ 81        $ 5,393
                                =======          ====        =======


     At December 31, 1998, the Company has an unsecured revolving line of credit, with a US bank, which allows for aggregate borrowings and/or letters of credit of up to $14,000,000. Borrowings are available to the Company at either the Bank's base rate or a Eurodollar rate, as elected by the Company. This loan agreement is available to the Company until April 30, 2002, subject to the maintenance of certain financial covenants. At December 31, 1998, the Company was in compliance with all covenants of this agreement. As of December 31, 1998, no amounts were outstanding under this unsecured revolving line of credit.

     The Company conducts its UK operations in a facility that is under a long-term operating lease expiring in 2010. Rent expense under this lease was approximately $145,000 in 1998, $143,000 in 1997, and $145,000 in 1996.
     In 1995, the Company sublet a portion of this leased space. The initial term of the sublease is five years. Under the terms of the sublease the Company will receive approximately $132,000 per year. At the end of the initial five year sublet period, the sublease can be extended at market rates for two subsequent and concurrent five year periods. As of December 31, 1998, the future minimum lease commitment for this facility excluding subleases is $2,985,000, payable as follows $145,000 for the year 1999, $250,000 for the year 2000, $280,000 for each year 2001, 2002 and 2003 and
     $1,750,000 thereafter through 2010.

     The Company is a party to a patent lawsuit it originated and to various claims arising in the normal course of business. Management believes the resolution of these matters will not have a material impact on the Company's results of operations or financial condition.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------





NOTE 4: FOREIGN OPERATIONS

     The following table shows the percentages of the Company's revenues by geographic region, for the last three years:

                                            1998            1997          1996

     Americas                                47%            53%            52%
     Europe                                  24             23             25
     Asia Pacific                            29             24             23

NOTE 5: SIGNIFICANT CUSTOMERS

     Two customers represented 14% and 13% respectively of revenue in 1998. One customer represented approximately 14% of revenues in 1997. No individual customer accounted for greater than 10% of revenue in 1996.

NOTE 6: INCOME TAXES The components of income before provision for income taxes are as follows:

      (Thousands)
      FOR THE YEAR                 1998              1997              1996

       Domestic                   $   881           $ 1,040          $ 3,985
       Foreign                      1,033               609              312
                                  -------           -------          -------
       Total                      $ 1,914           $ 1,649          $ 4,297
                                  =======           =======          =======

     For the years ended December 31, 1998, 1997 and 1996, the Company's provision for income taxes are as shown below:

      (Thousands)
                                         FEDERAL        STATE      FOREIGN      TOTAL

       DECEMBER 31, 1998
         CURRENT                          $ 491         $ 345        $ 36       $   872
         DEFERRED                          (216)         (275)          0          (491)
                                          -----         -----        ----       -------
                                          $ 275         $  70        $ 36       $   381
                                          =====         =====        ====       =======
      DECEMBER 31, 1997
         Current                          $ 308         $  47        $  0       $   355
         Deferred                            39             5           0            44
                                          -----         -----        ----       -------
                                          $ 347         $  52        $  0       $   399
                                          =====         =====        ====       =======
       DECEMBER 31, 1996
         Current                          $ (50)        $  31        $  0       $   (19)
         Deferred                           578           178           0           756
                                          -----         -----        ----       -------
                                          $ 528         $ 209        $  0       $   737
                                          =====         =====        ====       =======

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------




     The differences between the statutory United States federal income tax rate of 34% versus the Company's effective tax rate are as follows:

     (Thousands)
     FOR THE YEAR                                                 1998       1997       1996

     Tax provision at United States statutory rate               $ 650      $ 561      $ 1,461
     State income taxes, net of federal benefit                     58         48          184
     Utilization of domestic net operating loss
       carryforwards and reduction of valuation reserves            --         --         (769)
     Utilization of foreign net operating
       loss carryforwards                                         (293)      (189)         (97)
     Non-deductible and other                                      (34)       (21)         (42)
                                                                 -----      -----      -------
     Total provision                                             $ 381      $ 399      $   737
                                                                 =====      =====      =======

     Deferred income taxes and prepaid income taxes are comprised of the following at December 31, 1998 and 1997:

     (Thousands)
                                                           1998           1997

     Revenues recognized for books, not tax              $(3,814)       $(4,767)
     Accelerated tax depreciation                            (68)          (323)
     Other                                                  (116)          (116)
                                                         -------        -------
       Total deferred liabilities                         (3,998)        (5,206)
                                                         -------        -------
     Inventory reserves                                      371            233
     Inventory capitalization                                 71             78
     Accruals and other                                      460            284
     Foreign net operating loss carryforward                 498            791
     Federal tax net operating loss carryforward               0            559
     Federal tax credit carryforwards                      1,340          1,805
                                                         -------        -------
       Total deferred assets                               2,740          3,750
                                                         -------        -------
          Total net deferred liability                    (1,258)        (1,456)
     Valuation allowance                                    (498)          (791)
                                                         -------        -------
     Net deferred income taxes                           $(1,756)       $(2,247)
                                                         =======        =======

     The valuation allowance relates to uncertainty surrounding the realization of the foreign net operating loss carryforwards. Realization is dependent on generating sufficient taxable income. As of December 31, 1998, the Companys' has AMT credit carryforwards of $1,340,000, which are subject to review and possible adjustment by the Internal Revenue Service. Included in other current assets is a refundable income tax receivable of $36,000 as of December 31, 1998 and $587,000 as of December 31, 1997. In addition the Company's UK subsidiary utilized some of its net operating loss carryforwards to offset the current taxes payable on 1998 earnings. The UK subsidiary has $1,292,000 of net operating loss carryforwards available at December 31, 1998. Due to the uncertainty of future operating profits at this subsidiary, the Company will record the benefit of these losses as they are earned.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------



NOTE 7: EMPLOYEE BENEFITS

     The Company has management incentive and profit sharing plans for its executives and all of its employees. These plans provide for bonuses upon the attainment of stipulated earnings per share and operating income targets. Under these plans $100,000 and $89,000 was expensed in 1998 and 1997 respectively, no amount was expensed in 1996. No executive bonuses were paid in 1998, as results in Earning Per Share were below target.

     The Company has a deferred 401(k) contribution plan that is available to cover all domestic employees of the Company who have met certain length of service requirements. Subject to non-discriminatory restrictions on highly compensated employees, participants can voluntarily contribute up to 17% of their compensation to the plan, and the Company, at its discretion, may match this contribution up to a stipulated percentage. The Company's expense under the plan was $ 187,000, $170,000, and $191,000 for the years ended December 31, 1998, 1997 and 1996, respectively.

NOTE 8: STOCK OPTION AND PURCHASE PLANS

     The Company has three stock option plans. The 1989 Stock Plan for Directors (1989 Plan) provides for stock options to certain directors of the Company. The 1993 Equity Incentive Plan (1993 Plan) provides for stock options for selected key employees and the Company's non-employee directors. Under the terms of the 1993 Plan, other stock awards can also be granted at the discretion of the Company's Board of Directors. The 1998 Stock Option Plan for Non-Employee Directors (1998 Plan) provides for stock options to non-employee directors of the Company.

     Under each plan, the exercise price of the options is not less than fair market value at the date of the grants. The 1989 Plan options expire over seven years and the 1993 Plan options expire over periods not to exceed 10 years. The 1998 Plan options expire over a period not to exceed seven years. In May 1998 the Shareholders approved the addition of 500,000 shares available to be awarded under the 1993 Plan and also approved the 1998 Plan with 50,000 shares available for future grants. Shares available for future stock option grants, pursuant to these plans, are 410,893 at December 31, 1998, 127,763 at December 31, 1997, and 330,763 at December 31, 1996.

       In September 1998, the Board of Directors approved the repricing of employee stock options for 1996, 1997 and 1998. A total of 545,480 options were repriced to $2.875 per share with a new vesting and expiration schedule.

     A summary of all stock option activity for the years ended December 31, 1998, 1997 and 1996 is as follows:

                                                  1998                     1997                      1996

                                                     WEIGHTED                 Weighted                     Weighted
                                         NUMBER       AVERAGE       Number     Average         Number       Average
                                           OF          PRICE          of        Price            of          Price
                                         SHARES      PER SHARE      Shares    Per Share        Shares      Per Share
       Outstanding at
           beginning of year             367,690       $3.91        189,095      $3.64         120,045        $1.98
       Granted                           301,560        4.26        234,500       3.98         130,100         4.49
       Exercised                          (2,520)       1.88        (24,405)      2.50         (49,510)        1.69
       Forfeited                         (34,690)       3.65        (31,500)      3.90         (11,540)        4.32
       Terminated due to
        repricing                       (545,480)       4.24             --         --              --           --
       Issued due to repricing           545,480        2.88             --         --              --           --
                                        --------       -----        -------      -----         -------        -----
       Outstanding at
           end of year                   632,040       $2.92        367,690      $3.91         189,095        $3.64
                                        ========       =====        =======      =====         =======        =====
       Options exercisable
           at end of year                 43,380       $2.64         66,790      $2.92          36,517        $2.05
                                        ========       =====        =======      =====         =======        =====

     At December 31, 1998 the outstanding options have exercise prices ranging from $ 2.00 to $ 5.50 and a weighted average remaining contractual life of
     4.7 years.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------




     The Company has an Employee Stock Purchase Plan. Under the terms of the plan, employees are entitled to purchase shares of common stock at the lower of 85% of fair market value at the beginning or the end of each six-month option period. A total of 300,000 shares has been reserved for issuance under this plan, of which 41,247 remain available at December 31, 1998. During 1998, a total of 17,981 shares were purchased at prices ranging from $2.55 to $3.61 per share.

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

     (Thousands except per share amounts)
          FOR THE YEAR                                       1998               1997            1996

          Net income                    As reported         $1,533             $1,250          $3,560
                                        Pro forma            1,514              1,140           3,516

          Income per diluted share      As reported         $ 0.22             $ 0.17          $ 0.49
                                        Pro forma             0.21               0.16            0.48

     Pro forma compensation costs were estimated using the Black-Scholes option pricing model using the following weighted average assumptions for grants in 1998, 1997 and 1996, respectively: a dividend yield rate of 0 for each year; expected lives of 4.9, 5.0 and 4.5 years; expected volatility of 63.1%, 68.2% and 55.3%; and risk free interest rates of 4.8%, 6.4% and 6.2%. The weighted average fair value of options granted during 1998, 1997 and 1996 was $1.97, $2.48 and $2.29, respectively.

     As the SFAS No. 123 presentation has not been applied to options granted prior to January 1, 1995, the resulting pro forma reduction in net earnings and earnings per share may not be representative of what could be expected in future years.


NOTE 9: SALE OF INVESTMENT

     In 1996, the Company sold its 19.4% minority interest in Bruce Technologies International, Inc. (BTI) for $7,000,000. As a result the Company recognized a pretax gain on this investment of $3,400,000, net of direct costs.


NOTE 10: RELATED PARTY TRANSACTIONS

     During 1998 and 1997, certain transactions were made between the Company and certain related parties, all of which management believes were at arms length. These transactions included payments to one of the Company's directors in 1998 and two of the directors in 1997 for consulting services of $16,000 and $44,000 in 1998 and 1997, respectively. The Company also had related party transactions with respect to the purchase of certain software development and components from a company, which is partially owned by one of the Company's key employees. The amount of contract software and hardware purchased from this party in the ordinary course of doing business was $775,000 and $827,000 in 1998 and 1997, respectively; as well, $66,000 and $57,000 is included in trade accounts payable on the Consolidated Balance Sheets at December 31, 1998 and 1997, respectively.

--------------------------------------------------------------------------------



NOTE 11: SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION


(Thousands)

FOR THE YEAR                                            1998         1997           1996
Cash paid (received) during the year for -
                                                       $ 451         $ 488          $  599
     Interest
                                                          32          (391)          1,778
     Income Taxes

     Capital Asset and Lease Obligation additions        (64)           --              --
                                                       =====         =====          ======



NOTE 12: DISCLOSURES ABOUT THE FAIR VALUE OF FINANCIAL INSTRUMENTS

     The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate that value.



     a. Cash and Cash Equivalents - The carrying amount of these assets on the Company's Consolidated Balance Sheets approximates their fair value because of the short maturity of these instruments.

     b. Long-term Debt and Capital Lease Obligations - The fair value for these long-term indebtedness as of December 31, 1998 and 1997 were approximately $5,526,630 and $5,536,792 based on a discounted cash flow analysis, using the prevailing cost of capital for the Company as of each date.

--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
--------------------------------------------------------------------------------

NOTE 13: SEGMENT REPORTING

     In June 1997, the Financial Accounting Standards Board (FASB) issued
SFAS No. 131 "Disclosures about Segments of Enterprise and Related
Information" which the Company has adopted for the year ended December 31, 1998. Segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision-maker in deciding how to allocate resources and in assessing performance. The Company operates as a single business segment called thermal processing capital equipment.

     The thermal processing capital equipment segment consists of the designing, manufacturing, selling and servicing thermal processing equipment and related process controls for use in the electronics, power generation, automotive and other industries. This business segment includes the supply of solder reflow systems used for surface mount applications in printed circuit board assembly. Thermal processing equipment is used in: low temperature curing/encapsulation; hybrid integrated circuit manufacturing; integrated circuit packaging and sealing; and processing multi-chip modules. In addition the thermal process equipment is used for sintering nuclear fuel for commercial power generation, as well as brazing and the sintering of ceramics and powdered metals, and the deposition of precise thin film coatings. The business segment's customers are multinational original equipment manufacturers and contract manufacturing companies.

     The accounting policies of segment reporting are the same as those described in Note 1 "Summary of Significant Accounting Policies". The Company evaluates the performance of operating results taken as a whole. Summarized financial information and geographic data concerning the thermal processing business segment is shown in the following tables.

SEGMENT SPECIFIC INFORMATION

(Thousands)
FOR THE YEARS ENDED DECEMBER 31,           1998             1997             1996

NET SALES                                $56,468          $52,118          $45,811

GROSS PROFIT                              22,483           21,687           19,043

OPERATING INCOME                           1,887            2,000            1,070

TOTAL ASSETS                              38,615           40,379           36,763

CAPITAL EXPENDITURES                       1,248            1,294              946

DEPRECIATION & AMORTIZATION                1,119              961              832



SALES BY GEOGRAPHICAL REGION
----------------------------
                                           1998             1997             1996

UNITED STATES                            $19,946          $26,061          $21,431

EUROPE                                    13,446           11,862           11,672

ASIA PACIFIC                              16,295           12,512           10,312

OTHER                                      6,781            1,683            2,396


--------------------------------------------------------------------------------
REPORT OF INDEPENDENT PUBLIC ACCOUNTANT
--------------------------------------------------------------------------------


To The Shareholders and Board of Directors of
BTU International, Inc.:

We have audited the accompanying consolidated balance sheets of BTU International, Inc. (a Delaware corporation) and subsidiaries (the Company) as of December 31, 1998 and 1997, and the related consolidated statements of operations, stockholders' investment, comprehensive income and cash flows for each of the three years in the period ended December 31, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of BTU Europe Ltd. (a subsidiary of the Company), which statements reflect total assets, total revenues and total net income of 5 percent, 5 percent and 65 percent in 1998 and 3 percent, 5 percent and 49 percent in 1997, respectively, of the consolidated totals. Those statements were audited by other auditors whose report has been furnished to us and our opinion, insofar as it relates to the amounts included for that entity, is based solely on the report of the other auditors.

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

In our opinion, based on our audits and the reports of other auditors, the financial statements referred to above present fairly, in all material respects, the financial position of BTU International, Inc. and subsidiaries as of December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles.





                                                             ARTHUR ANDERSEN LLP

Boston, Massachusetts
February 16, 1999

--------------------------------------------------------------------------------


                        FINANCIAL INFORMATION BY QUARTER
                                   (UNAUDITED)

(Thousands, except per share amounts)
                                                          MARCH 29,    JUNE 28,   SEPT. 27,    DEC. 31,

1998   NET SALES                                           $12,101     $14,314     $14,039     $16,014
                                                           -------     -------     -------     -------
       GROSS PROFIT                                          4,939       5,781       5,567       6,196
                                                           -------     -------     -------     -------
       OPERATING INCOME                                         94         572         586         635
                                                           -------     -------     -------     -------
       NET INCOME                                          $   126     $   480     $   401     $   526
                                                           =======     =======     =======     =======
       EARNINGS PER SHARE
            BASIC                                          $  0.02     $  0.07     $  0.06     $  0.08
                                                           -------     -------     -------     -------
            DILUTED                                        $  0.02     $  0.07     $  0.06     $  0.08
                                                           -------     -------     -------     -------
       WEIGHTED AVERAGE SHARES OUTSTANDING
                 BASIC                                       7,277       7,154       7,045       6,821
                                                           -------     -------     -------     -------
                 DILUTED                                     7,360       7,212       7,060       6,856
                                                           -------     -------     -------     -------


                                                          March 30,     June 29,     Sept. 28,    Dec. 31,

1997   Net sales                                          $ 11,026      $ 12,799     $ 12,722     $ 15,571
                                                          --------      --------     --------     --------
       Gross profit                                          4,791         5,168        5,165        6,563
                                                          --------      --------     --------     --------
       Operating income                                       (405)          625          601        1,179
                                                          --------      --------     --------     --------
       Net income                                         $   (276)     $    303     $    485     $    738
                                                          ========      ========     ========     ========
       Earnings per share
            Basic                                         $  (0.04)     $   0.04     $   0.07     $   0.10
                                                          --------      --------     --------     --------
            Diluted                                       $  (0.04)     $   0.04     $   0.07     $   0.10
                                                          --------      --------     --------     --------
       Weighted average shares outstanding
                 Basic                                       7,280         7,281        7,287        7,306
                                                          --------      --------     --------     --------
                 Diluted                                     7,304         7,307        7,386        7,432
                                                          --------      --------     --------     --------


--------------------------------------------------------------------------------

                                   (UNAUDITED)


     COMMON STOCK MARKET PRICES PER SHARE FOR THE QUARTERS ENDED           HIGH                   LOW



     MARCH 29,1998                                                        $ 5.531              $ 4.250
     JUNE 28, 1998                                                          5.000                4.125
     SEPTEMBER 27, 1998                                                     4.250                2.500
     DECEMBER 31, 1998                                                      3.625                2.188
                                                                          =======              =======



     March 30, 1997                                                       $ 4.000              $ 2.875
     June 29, 1997                                                          4.625                2.500
     September 28, 1997                                                     6.875                3.500
     December 31, 1997                                                      7.438                5.063
                                                                          =======              =======


















     The Company's common stock is traded in The Nasdaq National Market under the symbol BTUI. There were approximately 521 stockholders of record as of March 18, 1999.

                              CORPORATE INFORMATION

TRANSFER AGENT                                               HEADQUARTERS
BankBoston N.A.                                              BTU International, Inc.
C/O EquiServe, L.P.                                          23 Esquire Road
Mail Stop 45-02-64                                           North Billerica, Massachusetts 01862
PO Box 644
Boston, Massachusetts 02105-0644
(781) 575-3120
                                                             OFFICERS
STOCK LISTING                                                Paul J. van der Wansem
BTU International, Inc.                                      Chairman, President and Chief Executive Officer
common stock is traded on
The Nasdaq National Market                                   Santo J. DiNaro
under the symbol "BTUI"                                      Vice President of Operations and Engineering

SEC FORM 10-K                                                Thomas P. Kealy
A copy of the company's Form 10-K,                           Vice President, Corporate Controller and
filed with the Securities and Exchange                       Chief Accounting Officer
Commission (SEC), is available
without charge upon written request to:                      DIRECTORS
                                                             Paul J. van der Wansem
Vice President, Corporate Controller                         Chairman, President and Chief Executive Officer
BTU International,  Inc.
23 Esquire Road
North Billerica, Massachusetts 01862                         David A.B. Brown
 (978) 667-4111, extension  106.                             President
                                                             The Windsor Group, Inc
GENERAL COUNSEL
Ropes & Gray                                                 Dr. Jeffrey Chuan Chu
One International Place                                      Chairman
Boston, Massachusetts 02110                                  Columbia International Corporation

INDEPENDENT PUBLIC
ACCOUNTANTS
Arthur Andersen LLP                                          AUDIT COMMITTEE
225 Franklin Street                                          David A.B. Brown
Boston, Massachusetts 02110                                  Dr. Jeffrey Chuan Chu

ANNUAL MEETING
The annual meeting of stockholders                           COMPENSATION COMMITTEE
will be held on May 21, 1999                                 David A.B. Brown
at 10:00 AM EST at BTU International,                        Dr. Jeffrey Chuan Chu
23 Esquire Road, North Billerica,
Massachusetts 01862

RISK FACTORS RELATED TO FORWARD LOOKING STATEMENTS

This annual report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on the Company's current plans and expectations and involve risks and uncertainties that could cause actual future activities and results of operations to be materially different from those set forth in the forward-looking statements. Important factors that could cause actual results to differ include, among others, general market conditions governing supply and demand, the timely availability and acceptance of new products, and the impact of competitive products and pricing and other risks detailed in the Company's filings with the Securities and Exchange Commission.